    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1995
                                                     REGISTRATION NO. 33-59401
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                       CALIFORNIA ENERGY COMPANY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                             94-2213782
                (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER
                INCORPORATION)                       IDENTIFICATION NO.)

           302 SOUTH 36TH STREET, SUITE 400, OMAHA, NEBRASKA 68131
                                (402) 341-4500
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
           AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           STEVEN A. MCARTHUR, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       CALIFORNIA ENERGY COMPANY, INC.
           302 SOUTH 36TH STREET, SUITE 400, OMAHA, NEBRASKA 68131
                                (402) 341-4500

   (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                         CODE, OF AGENT FOR SERVICE)

                               WITH COPIES TO:

        Peter J. Hanlon, Esq.         Stacy J. Kanter, Esq.
        Willkie Farr & Gallagher      Skadden, Arps, Slate, Meagher & Flom
        One Citicorp Center           919 Third Avenue
        153 East 53rd Street          New York, New York 10022
        New York, New York 10022      (212) 735-3000
        (212) 821-8000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]








   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.







                  SUBJECT TO COMPLETION, DATED JUNE 23, 1995

[LOGO APPEARS HERE]
                                 $200,000,000

                        California Energy Company, Inc.

               % Limited Recourse Senior Secured Notes Due 2003
                  Interest payable June         and December


   The   % Limited Recourse Senior Secured Notes Due 2003 (the "Notes") are
  being offered (the "Offering") by California Energy Company, Inc. ("CECI"
   or the "Company"). The Notes are secured by an assignment and pledge of
         100% of the outstanding capital stock of Magma Power Company ("Magma"), a direct wholly owned subsidiary of CECI. The provisions of the Indenture under which the Notes will be issued will permit
        Magma and its subsidiaries and certain joint ventures in which
            Magma owns a significant interest to incur substantial
            indebtedness and will not restrict the ability of the
            Company or its other subsidiaries or joint ventures to
             incur indebtedness. Any indebtedness incurred by the
                  Company's subsidiaries and joint ventures,
                including Magma and its subsidiaries and joint
                 ventures, would be effectively senior to the
                    Notes. The Offering is expected to be
                  consummated concurrently with an offering
 (the "Funding Corporation Offering") by Salton Sea Funding Corporation (the
   "Funding Corporation"), a special purpose corporation and a wholly owned subsidiary of Magma, of $475 million aggregate principal amount of the
      Funding Corporation's senior secured debt securities (the "Funding Corporation Securities"). See "Use of Proceeds" and "The Funding Corporation
Offering." As of March 31, 1995, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the
       application of the net proceeds therefrom, there would have been approximately $1,255 million of indebtedness and other liabilities that represented CECI's proportionate share of joint venture and subsidiary debt, which would be effectively senior to the Notes.

  THE NOTES ARE LIMITED RECOURSE OBLIGATIONS OF CECI AND ARE SECURED ONLY BY
      THE COLLATERAL (AS DEFINED HEREIN). RECOURSE ON THE NOTES WILL BE
         LIMITED TO (i) THE COLLATERAL, (ii) THE MAGMA NOTE RECOURSE
            ASSETS (AS DEFINED HEREIN) AND (iii) GENERAL ASSETS OF
               THE COMPANY IN AN AMOUNT EQUAL TO THE RESTRICTED
                 PAYMENT RECOURSE AMOUNT (AS DEFINED HEREIN).
                  HOLDERS OF THE NOTES WILL HAVE NO OTHER
                     RECOURSE TO THE GENERAL ASSETS OF
                                THE COMPANY.


On or prior to     , 1998, the Company may, at its option, use all or a
   portion of the net cash proceeds of one or more Company Equity Offerings
     (as defined herein) and shall at any time use all of the net cash proceeds of one or more Magma Equity Offerings (as defined herein) to redeem up to an aggregate of 35% of the
             principal amount of the Notes originally issued at
                a redemption price equal to   % of the
                  principal amount thereof plus accrued
                     interest to the redemption date,
                       provided that immediately
                          following such
redemption, at least $130 million principal amount of Notes remain outstanding. On or after , 2000, the Notes are redeemable at the option of CECI, in whole or in part, at the redemption prices set forth herein, plus accrued interest to the date of redemption. Upon a Change of Control (as defined herein), each holder of the Notes may require CECI to repurchase such Notes at 101% of the principal amount thereof plus accrued interest to the date of repurchase. See "Description of the Notes."


 SEE "RISK FACTORS" ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD
         BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO
                          THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

                                    UNDERWRITING
                PRICE TO PUBLIC     DISCOUNTS AND      PROCEEDS TO
                      (1)          COMMISSIONS (2)   COMPANY (1)(2)
               ----------------  -----------------  ---------------
Per Note .....              %                  %                 %
Total ........     $                  $                 $


    (1) Plus accrued interest, if any, from      , 1995.

    (2) An affiliate of the Underwriter has agreed to make certain payments to the Company related to the Offering. See "Underwriting."

   The Notes are offered by the Underwriter when, as and if issued by CECI, delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Notes in book-entry form will be made through the facilities of The Depository
Trust Company on or about     , 1995.

                               CS First Boston

                 The date of this Prospectus is      , 1995.

 #############################################################################
              IMAGES OMITTED ON INSIDE FRONT COVER OF PROSPECTUS;
                    DATAPOINTS AND NARRATIVE SUPPLIED BELOW.
 #############################################################################

LOGO           CALIFORNIA ENERGY COMPANY, INC.'S PLANNED PROJECT
               DEVELOPMENT AND CAPACITY IMPLEMENTATION SCHEDULE
             (INCLUDES EXISTING OPERATIONS, CONSTRUCTION PROJECTS,
                           CONTRACTS AND AWARDS)(1)

                          [DESCRIPTION OF BAR GRAPH]

                                  1995    1996     1997      1998      1999
                                  ----    ----     ----      ----      ----
Net Megawatts (MW) Owned           358     589     1,016     1,329     1,706

Facility Gross MW Capacity         641     886     1,587     2,168     2,773

PROFILE OF PROJECTS(2)

                                Facility MW
                                Capacity
                                ----------------
                                                  Net MW                     Commercial
Project                         Gross      Net    Owned     Fuel Type        Operation
- ------------------------------  -------  -------  --------  ---------------  ------------
PROJECTS IN OPERATION
 Coso Project(3)                  288        264      127       geothermal       1987-90
*Salton Sea Projects(4)           263        228      154       geothermal       1986-90
 Yuma                              55         50       50       natural gas      1994
 Roosevelt Hot Springs(5)          25         23       17       geothermal       1984
 Desert Peak                       10         10       10       geothermal       1985
                                -------  -------  --------
  Total                           641        575      358
PROJECTS UNDER CONSTRUCTION
 Upper Mahiao                     128        119      119       geothermal       1996
 Mahanagdong                      180        165       74       geothermal       1997
*Malitbog                         231        216      216       geothermal       1996-97
*Salton Sea Expansion Project      40         40       40       geothermal       1996
                                -------  -------  --------  ---------------  ------------
  Total                           579        540      449
AWARDED PROJECTS (6)
*BRPU                             163        163      163       geothermal       TBD
 Newberry                          30         30       30       geothermal       1997
 Dieng                            400        400      188       geothermal       1997-99
 Patuha                           400        400      140       geothermal       1997-99
 Casecnan                         140        140       98       hydroelectric    1998
 Bali                             350        350      210       geothermal       1998-99
 Alto Peak                         70         70       70       geothermal       1997
                                -------  -------  --------  ---------------  ------------
  Total                         1,553      1,553      899
                                -------  -------  --------
TOTAL                           2,773      2,668    1,706
                                =======  =======  ========

- ---------------
    *  OWNED BY MAGMA.
   (1) For projects under award, no assurance can be given that a power sales contract will be executed. In addition, substantial other contingencies exist with respect to awards, including, without limitation, the need to obtain financing, permits and licenses, and the satisfactory completion of construction. The BRPU project is currently being challenged by
       California utility companies, and, in addition, 69 MW of such award is subject to a buyout agreement with Southern California Edison Co.
   (2) For more detailed information concerning the Company's projects, including royalty income, see "Business--Domestic Projects" and
       "--International Projects."
   (3) The Coso Project consists of the Navy I, BLM and Navy II projects.
   (4) The Salton Sea Projects consist of the Vulcan, Hoch (Del Ranch),
       Elmore and Leathers projects (each of which is 50% owned by Magma)
       and the Salton Sea I, Salton Sea II and Salton Sea III projects (each of which is 100% owned by Magma).
   (5) Represents the MW/hour equivalent of delivered steam.
   (6) The Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects unless the funds for such investments are obtained from the Company or other external sources. See "Description of the Notes--Certain Covenants--Limitation
       on Business and New Magma Project Developments."

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            AVAILABLE INFORMATION

   California Energy Company, Inc. is, and, until its acquisition by CECI completed on February 24, 1995, Magma Power Company was, subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, the Company files, and Magma filed, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company or Magma with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 14th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, on which the shares of common stock, par value $.0675 per share (the "Common Stock"), of the Company are listed, at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104 and 233 South Beaudry Avenue, Los Angeles, California 90012 and at the offices of the London Stock Exchange at International Stock Exchange, Throgmorton Street, EC2N 1HP, London, England. Material filed by Magma can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits and schedules thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

   The Company's principal executive offices are located at 302 South 36th Street, Suite 400, Omaha, Nebraska 68131, and its telephone number is (402) 341-4500. The Company was incorporated in 1971 under the laws of the State of Delaware.

                   INCORPORATION OF DOCUMENTS BY REFERENCE

   The Company hereby incorporates by reference into the Registration Statement of which this Prospectus is a part the following documents previously filed with the Commission pursuant to the Exchange Act:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Company's 1994 10-K").

   2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.


   3. The Company's Current Reports on Form 8-K dated May 16, 1995 and June 23, 1995.


   4. Magma's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Magma 1993 10-K").

   5. Magma's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

   6. Magma's Current Reports on Form 8-K dated March 31, 1993, as amended, October 7, 1994, December 9, 1994 and January 11, 1995.

   In addition, all reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request from such person, a copy of any and all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to California Energy Company, Inc., 302 South 36th Street, Suite 400, Omaha, Nebraska 68131,
Attention: Chief Financial Officer (telephone no. (402) 341-4500).

                              PROSPECTUS SUMMARY


   The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus and in the information incorporated by reference herein. In this Prospectus, unless the context otherwise requires, references to "CECI" or the "Company" shall mean California Energy Company, Inc., its subsidiaries and joint ventures (including Magma Power Company), and references to "Magma" shall mean Magma Power Company, its subsidiaries and joint ventures. Terms used but not defined in this summary have the meanings ascribed to them elsewhere in this Prospectus.


                                 THE COMPANY


   California Energy Company, Inc. was founded in 1971 and is primarily engaged in the exploration for, and development of, geothermal resources and the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal resources or other energy sources, such as hydroelectric, natural gas, oil and coal.


   With the completion of the acquisition of Magma on February 24, 1995 as described below (the "Magma Acquisition"), the Company became the largest independent geothermal power producer in the world (on the basis of the Company's estimate of aggregate megawatts ("MW") of electric generating capacity in operation and capacity under construction). The Company believes it will realize certain benefits from the acquisition of Magma which will improve the Company's competitive position, including:

   o  Expansion and enhancement of development efforts;

   o  Benefits of increased size;

   o Operational and administrative cost savings, some of which have been realized; and

   o  Diversification in sources of revenues and operations.

Based on its efforts to date, the Company believes that it has implemented various measures which, for the first 12 months of operations following consummation of the Merger, are expected to result in a reduction of approximately 0.5cents per kWh in the costs of Magma's operations.


   The Company has an aggregate net ownership interest of 358 MW of electric generating capacity in power production facilities in the United States having an aggregate net capacity of 575 MW. All of these facilities are managed and operated by the Company and are principally located in Southern California. In addition to the electricity sales revenue earned from its net ownership position in such facilities, the Company receives significant fee and royalty income from operating certain of such plants and certain power plants which are owned by unaffiliated third parties and from managing the production from the geothermal resource for such facilities. Additionally, the Company has an aggregate net ownership interest of 409 MW of electric generating capacity in three geothermal power projects in the Republic of the Philippines ("Philippines"), having an aggregate net capacity of 500 MW, which projects are financed and under construction, and has a net ownership interest of 40 MW of electric generating capacity in an additional project having a net capacity of 40 MW, which is under construction in California (which largely comprises the "Salton Sea Expansion Project" as described herein). The Company is also developing seven additional projects with executed power sales contracts or awards in the Philippines, the Republic of Indonesia ("Indonesia") and the United States. The Company is expected to have an approximate net ownership interest of 899 MW in these development projects (which represent an aggregate net capacity of 1,553 MW of additional potential electric generating capacity). Substantial contingencies customarily exist with respect to development projects, including, without limitation, the need to obtain financing, permits and licenses and the satisfactory completion of construction. See "Business."


   During the next several years, the Company intends to focus its development efforts in the international marketplace due to the rapid growth in power requirements in the developing world and the increasing competition in the U.S. market. The Company is actively pursuing selected opportunities in nations where power demand is high and the Company's geothermal resource development and operating experience, project development and project financing expertise and strategic relationships are expected to provide it with a competitive advantage. The Company believes that opportunities to successfully develop, construct, finance, own and operate international power projects are increasing as several countries have initiated the privatization of their power generation capacity and have solicited bids from private companies to purchase existing generating facilities or to develop new capacity. Some of these countries, such as the Philippines and Indonesia, have extensive geothermal resources.


   On January 10, 1995, CECI acquired approximately 51% of the outstanding shares of common stock of Magma (the "Magma Common Stock") through a cash tender offer and on February 24, 1995 CECI completed the Magma Acquisition by acquiring the approximately 49% of the outstanding shares of Magma Common Stock not owned by CECI through a merger (the "Merger"). See "The Magma Acquisition."

                                    MAGMA

   Magma is a direct wholly owned subsidiary of CECI through which the Company conducts certain of its independent geothermal power operations and development activities.


   Magma's domestic activities are currently centered in the Imperial Valley of California and primarily consist of: (i) the operation of seven geothermal power plants with a 228 MW net capacity (the "Salton Sea Project Plants"),
(ii) the construction of a 40 MW net capacity expansion plant (the "Salton Sea Expansion"), and (iii) the potential development of an additional plant with a 163 MW net capacity ("BRPU Project"). Magma's international activities currently consist of the construction of a geothermal power project in the Philippines ("Malitbog Facility") with a 216 MW net capacity. Four of the Salton Sea Project Plants (the "Partnership Plants") were developed by Magma and are owned by partnerships (the "Partnerships") in which Magma is the managing general partner and operator and owns 50% interests. The remaining 50% interests in the Partnerships are owned by subsidiaries of Mission Energy Company ("Mission Energy"), which is an affiliate of Southern California Edison Co. ("SCE"). The remaining three operating geothermal power plants (the "Magma Plants") are indirectly wholly owned by Magma and were purchased on March 31, 1993 from Union Oil Company of California. The Salton Sea Expansion Project is also indirectly wholly owned by Magma.

   Each Partnership Plant sells its electricity to SCE under an Interim Standard Offer No. 4 long-term power purchase agreement ("SO4 Agreement"). Each contract provides for capacity payments fixed at a constant dollar amount over the 30-year term thereof and energy payments set at an annually escalating rate for the first 10 years of the term and thereafter equal to SCE's then current published avoided cost of energy ("Avoided Cost of Energy"), calculated on the basis of SCE's marginal cost of generating energy. Magma and its subsidiaries also receive royalties senior to each project's debt service for providing geothermal resources to the Partnership Plants as well as a special priority partnership distribution and a bonus if annual capacity exceeds certain specified amounts. In addition, Magma (or a subsidiary) is reimbursed by, and receives fees from, each of the Partnership Plants for providing operating and maintenance services and receives fees for providing administrative services. Magma consolidates one-half of the operating results of each Partnership Plant in its financial statements. Magma also receives royalty income from the Mammoth and East Mesa Plants, which are owned by unaffiliated third parties.

   Two of the Magma Plants sell their electricity to SCE under SO4 Agreements which provide for fixed capacity and capacity bonus payments over the 30-year term thereof and for energy payments which are fixed and do not escalate over the first 10 years of the term and which are thereafter equal to SCE's Avoided Cost of Energy. The third Magma Plant sells (and the Salton Sea Unit IV (as defined) is expected to sell) its electricity to SCE under a negotiated agreement that provides for capacity and energy payments that adjust quarterly over the 30-year term of the contract based upon certain inflation based indices.

   The Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects unless the funds for such investments are obtained from the Company or other external sources. See "Description of the Notes--Certain Covenants--Limitation on Business and New Magma Project Developments."

             USE OF PROCEEDS AND THE FUNDING CORPORATION OFFERING


   As part of the financing of the Magma Acquisition, CECI borrowed $500 million on a non-recourse basis under a secured bank financing facility with Credit Suisse, as agent bank (the "Merger Facilities"). The funds borrowed were subsequently loaned to Magma and used by Magma in connection with the Magma Acquisition.


   The Offering is expected to be consummated concurrently with the Funding Corporation Offering.

   CECI intends to lend the proceeds of the Offering to Magma in exchange for a secured term note of Magma (the "Secured Magma Note"). Magma intends to immediately use the proceeds from the Offering and approximately $253 million of the net proceeds from the Funding Corporation Offering and approximately $39 million from Magma's general corporate funds to repay the funds borrowed from CECI in connection with the Magma Acquisition, and simultaneously therewith CECI will repay the Merger Facilities. See "Use of Proceeds," "The Funding Corporation Offering," "The Magma Acquisition" and "Underwriting."

   The following chart outlines the simplified corporate structure of the Company and the simplified structure of the Offering and the Funding Corporation Offering:

 #############################################################################

                                IMAGE OMITTED
      [ORGANIZATIONAL CHART OUTLINING SIMPLIFIED STRUCTURE OF THE COMPANY
AND SIMPLIFIED STRUCTURE OF THE OFFERING AND THE FUNDING CORPORATION OFFERING.]

 #############################################################################

                                 THE OFFERING

Notes Offered ..........         $200 million principal amount of   % Limited
                                 Recourse Senior Secured Notes due 2003 (the
                                 "Notes").

Maturity Date ..........                 , 2003

Interest Payment Dates .         June    and December   , commencing December
                                   , 1995

Form and Registration ..         The Notes may be represented by one or more
                                 Global Notes (the "Global Notes") registered in the name of The Depository Trust Company
                                 (the "Depositary") or its nominee.
                                 Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.
                                 Except as provided herein, Notes in
                                 certificated form will not be issued. See
                                 "Description of the Notes--Global Notes."

Redemption .............         At any time, or from time to time, on or
                                 prior to , 1998, the Company may, at its
                                 option, use all or a portion of the net cash
                                 proceeds of one or more Company Equity
                                 Offerings (as defined) and shall at any time
                                 use all of the net cash proceeds of one or
                                 more Magma Equity Offerings (as defined) to
                                 redeem up to an aggregate of 35% of the
                                 principal amount of the Notes originally
                                 issued, at a redemption price equal to   %
                                 of the principal amount thereof plus accrued
                                 interest to the redemption date, provided
                                 that immediately following such redemption,
                                 at least $130 million principal amount of
                                 Notes remain outstanding. The Notes will be
                                 redeemable at the option of the Company, in
                                 whole or in part, after      , 2000,
                                 initially at a redemption price equal to
                                   %; declining to   % on       , 2002, in
                                 each case, plus accrued interest to the date fixed for redemption. See "Description of the Notes--Redemption Upon Company Equity
                                 Offering" and "--Redemption Upon Magma
                                 Equity Offering."

Change in Control ......         Upon the occurrence of a Change of Control
                                 (as defined), each Holder (as defined) will have the right to require the Company to repurchase all or any part of such Holder's
                                 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase in accordance with the procedures set forth in the Indenture (as defined). See
                                 "Description of the Notes--Certain
                                 Covenants-- Purchase of Notes Upon a Change of Control."

Collateral .............         Upon consummation of the Offering, the Notes
                                 will be secured by an assignment and pledge of 100% of the outstanding Capital Stock (as defined) of Magma. See "The Collateral."

Ranking ................         The Notes will be limited recourse senior
                                 secured obligations of the Company with
                                 recourse only to the Collateral, the
                                 Company's interest in the Secured Magma Note and payments thereon (the "Magma Note
                                 Recourse Assets") and general assets of the Company in an amount equal to the Restricted
                                 Payment Recourse Amount (as defined).
                                 Holders of the Notes will have a security interest in the Collateral, but will not have a security interest in the Magma Note
                                 Recourse Assets and the other general assets of the Company. The Notes will rank senior to all other existing and future subordinated indebtedness of the Company. The Company is a holding company that derives substantially all of its income from its operating subsidiaries and joint venture projects. The provisions of the Indenture under which the Notes will be issued will permit Magma and its subsidiaries and certain joint ventures in which Magma owns a significant interest to incur substantial indebtedness and will not restrict the ability of the Company or its other subsidaries or joint ventures to incur indebtedness. Any indebtedness incurred by the Company's subsidiaries and joint ventures, including Magma and its subsidiaries and joint ventures, would be effectively senior to the Notes. As of March
                                 31, 1995, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the application of the net proceeds therefrom, there would have been approximately $1,255.0 million of indebtedness and other liabilities that represented CECI's proportionate share of joint venture and subsidiary debt, which would be effectively senior to the Notes, and the Company's total consolidated indebtedness (including indebtedness of Magma) would have been $1,619.4 million (excluding deferred income), its total consolidated assets would have been $2,414.8 million and its stockholders' equity would have been $485.4 million.

Limited Recourse .......         THE NOTES ARE LIMITED RECOURSE OBLIGATIONS
                                 OF CECI AND ARE SECURED ONLY BY THE
                                 COLLATERAL. RECOURSE ON THE NOTES WILL BE
                                 LIMITED TO (i) THE COLLATERAL, (ii) THE
                                 MAGMA NOTE RECOURSE ASSETS AND (iii) GENERAL
                                 ASSETS OF THE COMPANY IN AN AMOUNT EQUAL TO
                                 THE RESTRICTED PAYMENT RECOURSE AMOUNT.
                                 HOLDERS OF THE NOTES WILL HAVE NO OTHER
                                 RECOURSE TO THE GENERAL ASSETS OF THE
                                 COMPANY.

Certain Covenants ......         The Indenture governing the Notes contains
                                 certain covenants which, among other things, will restrict the ability of Magma, the Restricted Subsidiaries (as defined) of
                                 Magma and the Eligible Joint Ventures (as defined) of Magma to incur additional Debt
                                 (as defined) (other than Non-Recourse Debt
                                 (as defined)), to pay dividends and make certain other restricted payments, to encumber or sell assets, to enter into transactions with Affiliates (as defined), to enter into new lines of business, to make certain investments, to issue Capital Stock of Magma, to merge or consolidate with any other person or to transfer or lease assets.
                                 These covenants are described in detail
                                 below under the caption "Description of the Notes--Certain Covenants." The Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects unless the funds for such investments are obtained from the Company or other external sources. See
                                 "Description of the Notes--Certain
                                 Covenants--Limitation on Business and New
                                 Magma Project Developments."

Events of Default ......         Events of Default under the Indenture
                                 include, among other things, (i) default in the payment of any interest on the Notes which continues for a period of 30 days,
                                 (ii) default in the payment of principal, or premium, if any, when due, including pursuant to a required redemption or repurchase, (iii) failure of the Company to grant or of the Trustee to have a perfected security interest in the Collateral, (iv) default in the performance or breach of any covenant or representation contained in the Indenture or the Notes, which breach continues for 30 days after written notice thereof, (v) the failure of the Company, Magma or any Significant Subsidiary (as defined) of the Company to pay when due beyond any applicable grace period, or the acceleration of, Debt (other than
                                 Non-Recourse Debt of Significant
                                 Subsidiaries of the Company) in excess of $25 million, (vi) the entry by a court of one or more judgments against the Company, Magma or any Significant Subsidiary of the Company for an aggregate amount in excess of $25 million, subject to certain conditions, and (vii) the occurrence of certain events of bankruptcy, insolvency or reorganization of the Company, Magma or any Significant
                                 Subsidiary of the Company. See "Description of the Notes--Events of Default."

     SUMMARY PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION

   The summary pro forma condensed combined unaudited statement of earnings data and the pro forma other financial data of the Company set forth in the table below is derived from the Pro Forma Condensed Combined Unaudited Financial Data found elsewhere in this Prospectus. Such pro forma financial information is based upon the historical Consolidated Financial Statements of the Company and Magma incorporated by reference into this Prospectus, adjusted on the basis of purchase accounting to give effect to the Magma Acquisition which was consummated in the three months ended March 31, 1995. Such pro forma financial information reflects the effect of the initial financing of the Magma Acquisition and does not reflect the effect of either the Notes offered hereby or the Funding Corporation Offering, which is expected to be consummated concurrently with the Offering. The pro forma condensed combined statements of earnings for the year ended December 31, 1994, and the three months ended March 31, 1995 give effect to the Magma Acquisition as if it had occurred at the beginning of the periods presented. The pro forma financial information does not purport to represent what the Company's results of operations would actually have been or to project the Company's results of operations or financial position for any future period. The acquisition of Magma is reflected in the historical balance sheet of the Company as of March 31, 1995.

   The summary pro forma financial information should be read in conjunction with the Pro Forma Condensed Combined Unaudited Financial Data and the notes thereto included elsewhere in this Prospectus.

                                                                                                 THREE MONTHS
                                                                                YEAR ENDED       ENDED MARCH
                                                                             DECEMBER 31, 1994     31, 1995
                                                                            -----------------  --------------
                                                                               (IN THOUSANDS, EXCEPT RATIOS)
PRO FORMA STATEMENT OF EARNINGS DATA:
Total revenue ............................................................. $  368,276         $   88,610
Cost and expenses:
  Plant operations ........................................................     75,373             19,686
  General and administrative and other ....................................     26,954              6,761
  Royalties ...............................................................     19,652              4,414
  Other non-plant costs ...................................................     29,983                  0
  Depreciation and amortization ...........................................     60,116             15,741
  Interest expenses (net of interest capitalized) .........................    104,354             28,501
                                                                            -----------------  --------------
Total costs and expenses ..................................................    316,432             75,103
Income before income taxes ................................................     51,844             13,507
Provision for income taxes ................................................     15,116              3,882
                                                                            -----------------  --------------
Income from continuing operations .........................................     36,728              9,625
Preferred dividends .......................................................      5,010              1,080
                                                                            -----------------  --------------
Income available to common stockholders ................................... $   31,718         $    8,545
                                                                            =================  ==============
PRO FORMA OTHER FINANCIAL DATA:
 Capital expenditures ..................................................... $  137,271         $   48,289
 Total indebtedness .......................................................  1,485,574          1,544,890
 Pro forma Consolidated EBITDA(1)(2) ......................................    245,872             57,749
 Ratio of earnings to fixed charges(3) ....................................        1.3                1.3
OTHER FINANCIAL DATA AS ADJUSTED TO GIVE EFFECT TO THE OFFERING, THE
  FUNDING CORPORATION OFFERING AND COST SAVINGS: ..........................
 Pro forma Consolidated Indenture EBITDA(2)(4) ............................ $  155,894         $   42,829
 Pro forma Consolidated Fixed Charges(2)(4) ............................... $   52,222         $   14,641
 Ratio of pro forma Consolidated Indenture EBITDA to pro forma
  Consolidated Fixed  Charges(5) ..........................................        3.0                2.9


- ---------------
   (1) EBITDA means earnings before interest, taxes, depreciation and amortization and excludes expenses related to the Merger and other nonrecurring charges.

   (2) The 1994 pro forma Consolidated EBITDA and pro forma Consolidated Indenture EBITDA (as defined below) balances are before the extraordinary item associated with defeasance of CECI's 12% Senior Notes due 1995. Information concerning pro forma Consolidated EBITDA and pro forma Consolidated Indenture EBITDA is presented here not as a measure of pro forma operating results, but rather as a measure of the Company's pro forma ability to service debt. Pro forma Consolidated EBITDA and pro forma Consolidated Indenture EBITDA should not be construed as alternatives either (i) to pro forma operating income (determined in accordance with generally accepted accounting principles) or (ii) to pro forma cash flows from operating activities (determined in accordance with generally accepted accounting principles).





   (3) For purposes of computing pro forma ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) the pre-tax income of the Company, including its proportionate share of the pre-tax income of the Coso Joint Ventures and the Partnerships, and (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments).

   (4) Pro forma "Consolidated Indenture EBITDA" and pro forma "Consolidated Fixed Charges" are calculated in accordance with the respective definitions of Consolidated EBITDA and Consolidated Fixed Charges contained in the indenture relating to CECI's 10 1/4 % Senior Discount Notes due 2004 (the "CECI Indenture"), which definitions are comparable (as applied to CECI) to the definitions of such terms contained in the Indenture described under "Description of the Notes --Certain Definitions," adjusted on the basis of purchase accounting to give effect to the Magma Acquisition which was consummated in the three months ended March 31, 1995. The pro forma Consolidated Fixed Charges do not include interest on debt which is not recourse to CECI. Pro forma Consolidated Fixed Charges and the ratio of pro forma Consolidated Indenture EBITDA to pro forma Consolidated Fixed Charges give effect to the change in interest expense reflecting proceeds from the Offering at an assumed interest rate of 10.0% and the Funding Corporation Offering at an assumed interest rate of 8.0%, applied to reduce the Merger Facilities which have a current weighted average interest rate of 9.4% and to reduce Salton Sea Project debt by approximately $102 million. For the year ended December 31, 1994 and the three months ended March 31, 1995, the weighted average interest rate of the Salton Sea Project debt was 5.57% and 7.40%, respectively. In addition, pro forma Consolidated Indenture EBITDA gives effect to approximately $10 million in cost savings on an annualized basis that has been realized from the consolidation of offices and operations as a result of the Magma Acquisition.

   (5) The ratio is calculated by dividing pro forma Consolidated Indenture EBITDA by pro forma Consolidated Fixed Charges.

      MAGMA SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

   The following table presents summary consolidated historical financial and operating data of Magma as of and for the years ended December 31, 1992, 1993 and 1994 and the three months ended March 31, 1994 and 1995. The unaudited consolidated financial statements of Magma as of and for the three months ended March 31, 1994 and 1995 reflect all adjustments necessary, in the opinion of the Company's management (consisting only of normal recurring adjustments), for a fair presentation of such financial data. The March 31, 1995 information reflects Magma's financial and operating results on a purchase accounting basis for the 45 days it was 51% owned and the 35 days it was 100% owned by the Company. (See the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, which is incorporated by reference in this Prospectus.) The financial data set forth below should be read in conjunction with the historical consolidated financial statements of Magma incorporated by reference in this Prospectus.

                                                                              THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,               MARCH 31,
                                       ----------------------------------  -----------------------
                                           1992        1993        1994      1994(1)      1995(1)
                                       ----------  ----------  ----------  ----------  -----------
                                                       (IN THOUSANDS, EXCEPT RATIOS)
  STATEMENT OF OPERATIONS DATA:
  Total revenues ..................... $108,966    $167,138    $190,882    $ 40,419    $   42,977
  Operating revenues .................  100,313     162,943     185,416      39,334        39,759
  Income from operations .............   49,667      74,913      58,381      13,657        10,202
  Interest expense, net of capitalized
    interest .........................    6,831       9,626      12,469       2,836         9,651
  Net income (2) ..................... $ 54,191    $ 52,135    $ 38,549    $  9,355    $    7,207
  BALANCE SHEET DATA (AT PERIOD END):
  Property, plant and equipment, net . $113,922    $265,215    $252,863    $262,799    $  812,860
  Exploration and development costs,
    net ..............................   52,001     107,069      96,709     103,529        87,432
  Total assets .......................  396,650     611,311     623,486     612,870     1,387,897
  Project finance loans ..............   96,126     226,008     189,045     210,486       164,852
  Total indebtedness .................   96,126     226,008     189,045     210,486       664,852
  Shareholders' equity ...............  282,260     351,918     389,816     360,881       502,716
  OTHER FINANCIAL DATA:
  Depreciation and amortization ...... $ 11,927    $ 21,692    $ 23,985    $  5,910    $    8,658
  Capital expenditures ...............   12,043       8,434      15,215       2,154        20,803
  Consolidated EBITDA (3) (4) ........   68,425     106,231     124,393      22,403        28,511
  Consolidated Indenture
   EBITDA (4) (5) .................... $ 61,757    $102,140    $ 83,611    $ 20,690    $   26,500
  Ratio of Consolidated Indenture
    EBITDA to Consolidated Fixed
    Charges (5) ......................    378.8        18.5        67.2        18.4           2.5
  Ratio of earnings to fixed
   charges (6) .......................      8.3         8.8         5.4         5.8           1.6

- ---------------
   (1) Magma's operations are seasonal in nature, with a disproportionate percentage of the income earned in the quarter ending September 30; therefore, operating results and ratios for interim periods are not indicative of the results for a full fiscal year.

   (2) On January 1, 1992, Magma adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," resulting in a cumulative effect adjustment increasing net income by $17.8 million in 1992.

   (3) EBITDA means earnings before interest, taxes, depreciation and amortization and excludes 1994 expenses related to the Merger and other nonrecurring 1994 expenses.






   (4) Consolidated EBITDA and Consolidated Indenture EBITDA are presented here not as a measure of operating results, but rather as a measure of Magma's ability to service debt. Consolidated EBITDA and Consolidated Indenture EBITDA and Consolidated Fixed Charges should not be construed as alternatives either (i) to operating income (determined in accordance with generally accepted accounting principles) or (ii) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

   (5) "Consolidated Indenture EBITDA" and "Consolidated Fixed Charges" are calculated in accordance with the respective definitions of Consolidated EBITDA and Consolidated Fixed Charges in the Indenture described under "Description of the Notes -- Certain Definitions."

   (6) For purposes of computing historical ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) the pre-tax income of Magma, including its proportionate share of the pre-tax income of the Partnerships, and (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments). The ratio of earnings to fixed charges for the years ending December 31, 1990 and 1991 was 5.0 and 5.9, respectively.

      CECI SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

   The following table presents summary consolidated historical financial and operating data of CECI as of and for the years ended December 31, 1992, 1993, and 1994 and the three months ended March 31, 1994 and 1995. The unaudited consolidated financial statements of the Company as of and for the three months ended March 31, 1994 and 1995 reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments), for a fair presentation of such financial data. The March 31, 1995 information includes the financial and operating results of Magma for the 45 days it was 51% owned and the 35 days it was 100% owned by the Company. (See the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, which is incorporated by reference in this Prospectus.) The financial data set forth below should be read in conjunction with the historical consolidated financial statements of the Company incorporated by reference in this Prospectus.

                                                                                  THREE MONTHS ENDED MARCH
                                                YEAR ENDED DECEMBER 31,                      31,
                                       ----------------------------------------  -------------------------
                                            1992          1993          1994        1994(1)      1995(1)
                                       ------------  ------------  ------------  -----------  ------------
                                                    (IN THOUSANDS, EXCEPT RATIOS)
  STATEMENT OF OPERATIONS DATA:
  Total revenues ..................... $127,529      $149,253      $  185,854    $   35,410   $   86,685
  Operating revenues .................  117,342       132,059         154,562        30,819       76,895
  Income from operations .............   50,732        61,258          55,836        12,657       18,158
  Interest expense, net of capitalized
    interest .........................   14,860        23,389          52,906         6,430       25,078
  Net income ......................... $ 33,819(2)   $ 47,174(3)   $   36,827(4) $    6,600   $    9,613
  BALANCE SHEET DATA (AT PERIOD END):
  Property, plant and equipment, net . $393,958      $463,514      $  561,643    $  470,512   $1,479,218
  Total assets .......................  580,550       715,984       1,131,145     1,061,882    2,339,848
  Project finance loans ..............  263,604       246,880         233,080       246,880      384,133
  Total indebtedness .................  299,334       382,610         796,529       747,551    1,544,890
  Stockholders' equity ...............  168,764       211,503         179,991       196,270      485,403
  OTHER FINANCIAL DATA:
  Depreciation and amortization ...... $ 16,754      $ 17,812      $   21,197    $    4,798   $   14,183
  Capital expenditures ...............   32,446        87,191         122,056        11,796       48,289
  Consolidated EBITDA (5) (6) ........   82,346       102,459         129,939        23,885       31,353
  Consolidated Indenture
   EBITDA (6) (7) .................... $ 66,695      $ 80,712      $  109,176    $   17,835   $   47,708
  Ratio of Consolidated Indenture
    EBITDA to Consolidated Fixed
    Charges (6) (7) ..................      6.3           5.6             2.3           3.8          2.0
  Ratio of earnings to fixed
   charges (8) .......................      3.2           2.8             1.7           2.1          1.5

- ---------------
   (1) The Company's operations are seasonal in nature, with a disproportionate percentage of the income earned in the quarter ending September 30; therefore, operating results and ratios for interim periods are not indicative of the results for a full fiscal year.

   (2) The refinancing of the Coso Joint Ventures' project financing resulted in an extraordinary loss in 1992 in the amount of $5.0 million.

   (3) On January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," resulting in a cumulative effect adjustment increasing net income by $4.1 million in 1993.

   (4) The Company's 12% Senior Notes due 1995 were defeased in the first quarter of 1994 in connection with the issuance of the 10 1/4 % Senior Discount Notes due 2004, resulting in an extraordinary loss in 1994 in the amount of $2.0 million.







   (5) EBITDA means earnings before interest, taxes, depreciation and amortization.

   (6) The 1994 Consolidated EBITDA and Consolidated Indenture EBITDA balances are before the extraordinary item associated with the defeasance of CECI's Senior Notes. Information concerning Consolidated EBITDA and Consolidated Indenture EBITDA is presented here not as a measure of operating results, but rather as a measure of the Company's ability to service debt. Consolidated EBITDA and Consolidated Indenture EBITDA should not be construed as alternatives either (i) to operating income (determined in accordance with generally accepted accounting principles) or (ii) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

   (7) "Consolidated Indenture EBITDA" and "Consolidated Fixed Charges" are calculated in accordance with the respective definitions of Consolidated EBITDA and Consolidated Fixed Charges contained in the CECI Indenture, which definitions are comparable (as applied to CECI) to the definitions of such terms contained in the Indenture described under "Description of the Notes -- Certain Definitions." The Consolidated Fixed Charges do not include interest on debt which is not recourse to CECI.

   (8) For purposes of computing historical ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) the pre-tax income of the Company, including its proportionate share of the pre-tax income of the Coso Joint Ventures (and for the three months ended March 31, 1995, the Partnerships), and
       (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments). The ratio of earnings to fixed charges for the years ending December 31, 1990 and 1991 was 1.3 and 2.0, respectively.

                                 RISK FACTORS


   Prospective purchasers of the Notes offered hereby should consider carefully all of the information contained in this Prospectus, including the following:


   DEVELOPMENT UNCERTAINTY. The Company is actively seeking to develop, construct, own and operate new power projects utilizing geothermal and other technologies, both domestically and internationally, the completion of any of which is subject to substantial contingencies. The Company has in development or under construction (and Magma has under construction) projects representing in the aggregate several times the MWs of those currently in operation, including Magma's Salton Sea Expansion and Malitbog construction projects (as described below). Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company or Magma of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. Further, there can be no assurance that the Company and Magma, which are substantially leveraged, will obtain access to the substantial debt and equity capital required to continue to develop and construct electric power projects or to refinance projects. The future growth of the Company and Magma is dependent, in large part, upon the demand for significant amounts of additional electrical generating capacity and their ability to obtain contracts to supply portions of this capacity. There can be no assurance that development efforts on any particular project, or the Company's or Magma's efforts generally, will be successful. Any material unremedied delay in, or unsatisfactory completion of, construction of the Company's or Magma's projects could, under certain circumstances, have an adverse effect on the Company's or Magma's results of operations and on Magma's ability to make payments of principal of and interest on the Secured Magma Note, which could, in turn, affect the Company's ability to meet its obligations, including the payment of principal of, premium, if any and interest on the Notes. No assurances can be given that the Company will develop any future projects or, if developed, that such projects will be developed through Magma or Magma's subsidiaries. In addition, the Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects. See "Description of the Notes--Certain Covenants--Limitation on Business and New Magma Project Developments."

   DEVELOPMENT UNCERTAINTY OUTSIDE THE UNITED STATES. The Company has three projects under construction outside the United States representing an aggregate net capacity of 500 MW of electric generating capacity of which the Company's aggregate net ownership interest is 409 MW and a number of projects under award outside the United States. Of these construction projects, the 216 MW Malitbog geothermal project in the Philippines is wholly owned by Magma. The financing and development of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed, which the Company and Magma may not be capable of fully insuring against. The uncertainty of the legal environment in certain foreign countries in which the Company and Magma are developing and constructing and in which the Company may develop, construct or acquire projects could make it more difficult for the Company and Magma to enforce their respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of the Company to hold a majority interest in some of the projects that it may develop or acquire. The Company's and Magma's international projects may, in certain cases, be terminated by the applicable foreign governments.


   EXPLORATION, DEVELOPMENT AND OPERATION UNCERTAINTIES OF GEOTHERMAL ENERGY RESOURCES. Geothermal exploration, development and operations are subject to uncertainties similar to those typically associated with oil and gas exploration and development, including dry holes and uncontrolled releases. Because of the geological complexities of geothermal reservoirs, the geographic area and sustainable output of geothermal reservoirs can only be estimated and cannot be definitively established. There is, accordingly, a risk of an unexpected decline in the capacity of geothermal wells and a risk of geothermal reservoirs not being sufficient for sustained generation of the electrical power capacity desired. In addition, geothermal power production poses unusual risks of seismic activity. Accordingly, there can be no assurance that earthquake, property damage or business interruption insurance will be adequate to cover all potential losses sustained in the event of serious seismic disturbances or that such insurance will be available on commercially reasonable terms.


   The success of a geothermal project depends on the quality of the geothermal resource and operational factors relating to the extraction of the geothermal fluids involved in such project. The quality of a geothermal resource is affected by a number of factors, including the size of the reservoir, the temperature and pressure of the geothermal fluids in such reservoir, the depth and capacity of the production and injection wells, the amount of dissolved solids and noncondensible gases contained in such geothermal fluids and the permeability of the subsurface rock formations containing such geothermal resource, including the presence, extent and location of fractures in such rocks. The quality of a geothermal resource may decline as a result of a number of factors, including the intrusion of lower-temperature fluid into the producing zone. An incorrect estimate by the Company or Magma of the quality of geothermal resource, or a decline in such quality, could have a material adverse effect on the Company's or Magma's results of operations.

   In addition, both the cost of operations and the operating performance of geothermal power plants may be adversely affected by a variety of operating factors. Production and injection wells can require frequent maintenance or replacement. Corrosion caused by high-temperature and high-salinity geothermal fluids may compel the replacement or repair of certain equipment, vessels or pipelines. New production and injection wells may be required for the maintenance of current operating levels, thereby requiring substantial capital expenditures.

   COMPETITION. The international power production market is characterized by numerous strong and capable competitors, many of which have more extensive and more diversified developmental or operating experience (including international experience) and greater financial resources than the Company. Many of these competitors also compete in the domestic market. Further, in recent years, the domestic power production industry has been characterized by strong and increasing competition with respect to the industry's efforts to obtain new power sales agreements, which has contributed to a reduction in prices offered by utilities. In this regard, many utilities often engage in "competitive bid" solicitations to satisfy new capacity demands. In the domestic market, the Energy Policy Act of 1992 is expected to increase competition.


   PRESENT DEPENDENCE ON LARGE CUSTOMER. The Company and Magma, currently rely on long-term SO4 Agreements with a single customer, SCE, to generate substantially all of their operating revenues. Any material failure by SCE to fulfill its contractual obligations under any of such contracts is likely to have a material adverse effect on the Company's or Magma's results of operations.

   CONTRACT RISKS; POTENTIAL NEGATIVE IMPACT OF AVOIDED COST PRICING. Each of the Company's SO4 Agreements provides for both capacity payments and energy payments for a term of between 20 and 30 years. During the first ten years of the term of each SO4 Agreement, energy payments are based on a pre-set schedule. Thereafter, while the basis for the capacity payment remains the same, the required energy payment is equal to SCE's Avoided Cost of Energy, as determined by the California Public Utility Commission ("CPUC"). The initial ten-year period expires in August 1997 for the Company's Navy I Project, March 1999 for its BLM Project and January 2000 for its Navy II Project. Such ten-year period expires in 1996 with respect to one of Magma's projects (as hereinafter described), in 1999 for three of its projects and in 2000 for the remaining two projects that operate under SO4 Agreements.

   Estimates of SCE's future Avoided Cost of Energy vary substantially in any given year. The Company cannot predict the likely level of Avoided Cost of Energy prices under its SO4 Agreements with SCE at the expiration of the fixed-price periods. SCE's Avoided Cost of Energy as determined by the CPUC is currently substantially below the forecast energy prices under the Company's respective SO4 Agreements agreed to by SCE at the time such agreements were executed and is expected to remain so over at least the near term. For example, for April 1995, the time period-weighted average of SCE's Avoided Cost of Energy was 2cents per kWh, compared to the time period-weighted average for the first quarter of 1995 selling prices under the Company's respective SO4 Agreements for the energy component of approximately 11.9cents and 10.8cents per kWh, for the Company and Magma, respectively. Thus, the revenues generated by each of the Company's and Magma's facilities operating under SO4 Agreements are likely to decline significantly after the expiration of the fixed-price period.

   SUBSTANTIAL LEVERAGE. Each of the Company and Magma is substantially leveraged. As of March 31, 1995, the Company's total consolidated indebtedness was $1,544.9 million, its total consolidated assets were $2,339.8 million and its total stockholders' equity was $485.4 million. As of such date, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the application of the net proceeds therefrom, the Company's total consolidated indebtedness (including indebtedness of Magma) would have been $1,619.9 million (excluding deferred income), its total consolidated assets would have been $2,414.8 million and its stockholders' equity would have been $485.4 million. As of March 31, 1995, Magma's total consolidated indebtedness was $664.9 million, its total consolidated assets were $1,387.9 million and its total stockholder's equity was $502.7 million. As of such date, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the application of the net proceeds therefrom, Magma's total consolidated indebtedness would have been $739.9 million (excluding deferred income), its total consolidated assets would have been $1,462.9 million and its stockholder's equity would have been $502.7 million. The Company's substantial level of debt presents the risk that the Company might not generate sufficient cash to service the Company's indebtedness or that its leveraged capital structure could limit its ability to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. See "Prospectus Summary--Summary Pro Forma Condensed Combined Unaudited Financial Information," "--Magma Summary Consolidated Historical Financial and Operating Data," "--CECI Summary Consolidated Historical Financial and Operating Data" and "Capitalization."

   IMPACT OF ENVIRONMENTAL, ENERGY AND OTHER REGULATIONS. The Company and Magma are subject to a number of environmental laws and regulations affecting many aspects of their present and future operations, including the construction or permitting of new facilities, the drilling and operation of new wells and the disposal of various geothermal solids. Such laws and regulations generally require the Company and Magma to obtain and comply with a wide variety of licenses, permits and other approvals. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process, and intricate and rapidly changing environmental regulations may require major expenditures for permitting and create the risk of expensive delays or material impairment of project value if projects cannot function as planned due to changing regulatory requirements or local opposition. The Company and Magma also remain subject to a varied and complex body of environmental and energy regulations that both public officials and private individuals may seek to enforce. There can be no assurance that existing regulations will not be revised or that new regulations will not be adopted or become applicable to the Company and Magma which could have an adverse impact on their operations. In particular, the independent power market in the United States is dependent on the existing energy regulatory structure, including PURPA (as defined) and its implementation by utility commissions in the various states. The structure of such federal and state energy regulations have in the past, and may in the future, be the subject of various challenges and restructuring proposals by utilities and other industry participants. The implementation of regulatory changes in response to such changes or restructuring proposals, or otherwise imposing more comprehensive or stringent requirements on the Company and Magma, which would result in increased compliance costs, could have a material adverse effect on the Company's and Magma's results of operations.

   CERTAIN CONSIDERATIONS RELATED TO THE COLLATERAL. There can be no assurance that, in the event the Trustee were to exercise remedies under the Indenture, the proceeds of the sale of any of the Collateral securing the Notes pursuant to the Indenture and the related security documents (described herein under "The Collateral" and "Description of the Notes--Security") would be sufficient to satisfy any payment of the Notes. The Capital Stock of Magma, which is assigned and pledged to the Trustee for its benefit and the benefit of the holders of the Notes, has not been registered under the Securities Act or any state securities laws and, unless so registered, such Capital Stock may not be offered or sold by the Trustee in exercising remedies under the Indenture except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In addition, the ability of the holders of Notes to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. The Notes are limited recourse obligations of CECI and are secured only by the Collateral. Recourse on the Notes will be limited to the Collateral, the Magma Note Recourse Assets and general assets of the Company in an amount equal to the Restricted Payment Recourse Amount. Holders of the Notes will have no other recourse to the general assets of the Company. Accordingly, any deficiency claim may not be brought against CECI, except with respect to the Collateral, the Magma Note Recourse Assets and general assets of the Company in an amount equal to the Restricted Payment Recourse Amount.

   CECI provides Magma with corporate level managerial, financial, accounting and other administrative services. There can be no assurance that CECI would continue to provide such services in the event the Trustee, on behalf of the holders of the Notes, were to foreclose on the Collateral upon an "Event of Default." Any interruption or termination of Magma's arrangements with CECI could have a material adverse effect on Magma's financial condition and results of operations and on the value of the Collateral.

   HOLDING COMPANY STRUCTURE. CECI is a holding company which derives substantially all of its operating income from its subsidiaries' and joint ventures' ownership interests in the projects owned and operated by Magma, the Coso Project and through other project subsidiaries. Magma is similarly a holding company which derives substantially all of its operating income from its subsidiaries' and joint ventures' operations. CECI expects that its future development efforts, including any development through Magma, will be similarly structured to involve operating subsidiaries, joint ventures and partnerships.

   Although the Notes are secured by the Collateral, the Company must rely upon dividends and other payments from its subsidiaries, partnerships and joint ventures to generate the funds necessary to meet its obligations, including the payment of principal, interest and premium, if any, on the Notes. Payments of principal of, premium, if any, and interest on the Secured Magma Note are not restricted and are intended to provide the Company with the funds to make corresponding payments on the Notes. However, the availability of distributions from the Company's and Magma's projects are subject to the satisfaction of various covenants and conditions contained in the applicable subsidiaries' and joint ventures' financing documents, including the documents governing the Funding Corporation Securities and in the partnership agreements relating to the Partnership Plants. Furthermore, CECI is structuring Philippine and Indonesian project financing arrangements containing, and anticipates that future project level financings will contain, certain conditions and similar restrictions on the distribution of cash flow to CECI. The Company's subsidiaries, partnerships and joint ventures are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Notes. Any right of the Company to receive any assets of any of its subsidiaries or other affiliates upon any liquidation or reorganization of the Company (and the consequent right of the holders of the Notes to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's or other affiliates' creditors (including trade creditors and holders of debt issued by such subsidiary or other affiliate). As of March 31, 1995, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the application of the net proceeds therefrom, there would have been approximately $1,255.0 million of indebtedness and other liabilities, which represented CECI's proportionate share of joint venture and subsidiary debt, which would be effectively senior to the Notes, substantially all of which would have been secured by the assets of such joint ventures and subsidiaries. See "The Funding Corporation Offering," "Business--Domestic Projects--Other Company Domestic Projects in Operation--The Coso Project" and "Description of the Notes--Ranking."


   NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF NOTE PRICE. Prior to the Offering, there has been no public market for the Notes. The Company plans to apply to list the Notes on the NYSE. There can be no assurance, however, that the Notes will be approved for listing or that an active trading market for the Notes will develop or be sustained. If such a market were to develop, the Notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's and Magma's operating results and the markets for similar securities. Historically the market for non-investment grade debt has demonstrated substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the future market for the Notes will not be subject to similar volatility.


                                THE COLLATERAL

DESCRIPTION OF THE COLLATERAL


   Pursuant to the Indenture the Company will assign and pledge and cause to be assigned and pledged to the Trustee (as defined) for its benefit and the benefit of the holders of the Notes, a security interest in (i) all of the Capital Stock of Magma now owned or hereafter acquired by the Company or any of its subsidiaries, (ii) all Magma Equity Offering Pledged Shares (as defined), if any and (iii) all dividends (other than dividends paid in accordance with "Description of the Notes--Certain Covenants-- Limitation on Restricted Payments"), cash, instruments and other property and proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any of the foregoing. The holders of the Notes will have no recourse to any assets of the Company, other than the Collateral, the Magma Note Recourse Assets and general assets of the Company in an amount equal to the Restricted Payment Recourse Amount. In addition, Holders will not have a security interest in any assets of the Company, other than the Collateral. As shown in the chart on the inside front cover page, the Magma projects consist of the (i) Salton Sea Projects, (ii) Malitbog Project and (iii) the Salton Sea Expansion Project.

   The security interest in the Collateral will be a first priority security interest. However, absent any Default (as defined), the Company and each Magma Equity Holder (as defined) will be able to vote, as each sees fit in its sole discretion, the Capital Stock of Magma it pledged, provided that no vote may be cast, and no consent, waiver or ratification given or action taken, which would be inconsistent with or violate any provision of the Indenture, the Notes, the Secured Magma Note or any pledge agreement pursuant to which shares of Capital Stock of Magma are pledged for the benefit of the Trustee and the holders of the Notes (the "Pledge Agreements").

   The Company will not permit Magma to issue to any Person, create, assume or otherwise cause or suffer to exist any Capital Stock unless (a)(i) such Capital Stock is issued in a Magma Equity Offering, (ii) all of the net proceeds therefrom are used to redeem the Notes as set forth under "Description of the Notes--Redemption Upon Magma Equity Offering," (iii) (x) the use of all of the net proceeds from such sale of Magma Capital Stock to redeem the Notes shall not cause the aggregate principal amount of the Notes redeemed with the net proceeds of all sales of Magma Capital Stock, together with the aggregate principal amount of Notes redeemed with the net proceeds of all Company Equity Offerings, to exceed 35% of the principal amount of the Notes originally issued and (y) immediately following each such redemption, at least $130 million principal amount of the Notes remain outstanding and
(iv) if any Person or group of Persons would acquire in such Magma Equity Offering 10% or more of the Capital Stock of Magma, the Company, as a condition to delivering such shares of Capital Stock to such purchaser, will require such Person or Persons to pledge such Capital Stock to secure the Notes or (b) Magma issues such Capital Stock to the Company or a subsidiary of the Company for fair market value and such Capital Stock is pledged to secure the Notes.

                               USE OF PROCEEDS


   The proceeds of the Offering of approximately $200 million will be loaned by CECI to Magma in exchange for the Secured Magma Note. Magma intends to immediately use such proceeds together with approximately $253 million of the net proceeds of the Funding Corporation Offering and approximately $39 million from Magma's general corporate funds to repay the funds borrowed from CECI in connection with the Magma Acquisition and simultaneously therewith CECI will repay the Merger Facilities.

   Concurrently with the Offering, the Funding Corporation is expected to issue and sell the Funding Corporation Securities. The consummation of the Offering is conditioned upon the repayment in full of the Merger Facilities. See "The Funding Corporation Offering," "The Magma Acquisition" and "Underwriting." The Merger Facilities are described under "The Magma Acquisition."

                       THE FUNDING CORPORATION OFFERING

   Concurrently with the Offering, the Funding Corporation, a special purpose corporation and a wholly owned subsidiary of Magma, is expected to issue and sell an aggregate of $475 million principal amount of its senior secured debt securities in one or more series with an initial average life to maturity of approximately seven years and a 15-year final maturity. The net proceeds from the Funding Corporation Offering will be used for the following purposes: (i) approximately $253 million to repay the Merger Facilities; (ii) approximately $102 million to refinance existing indebtedness of Salton Sea Brine Processing L.P. ("Salton Sea Brine") and Salton Sea Power Generation L.P. (collectively with Salton Sea Brine and Fish Lake Power Company, the "Salton Sea Guarantors"); and (iii) approximately $115 million to finance the completion of construction of the Salton Sea Expansion Project. The Funding Corporation Securities will be non-recourse to CECI and Magma. The Funding Corporation Securities will be guaranteed (the "Guarantees") on a joint and several basis by the Salton Sea Guarantors, and to the extent of available cash flow, by Vulcan Power Company ("VPC"), California Energy Operating Company ("CEOC" and, together with VPC, the "Partnership Guarantors") and Salton Sea Royalty Company (the "Royalty Guarantor" and together with the Salton Sea Guarantors and Partnership Guarantors, the "Guarantors").

   The Funding Corporation Securities will be secured by a pledge of all of the capital stock of the Funding Corporation. The Guarantees will be secured
(i) in the case of the Guarantee issued by the Salton Sea Guarantors, by a lien on substantially all of the assets of the Salton Sea Guarantors, a pledge of equity interests and an assignment of certain payments, and (ii) in the case of the Partnership Guarantors and the Royalty Guarantor, by a lien on substantially all of the revenues of such Guarantors and a pledge of stock. The Royalty Guarantor has received an assignment of certain royalties and other distribution rights of Magma. The Indenture for the Funding Corporation Securities (the "Funding Corporation Indenture") is expected to contain customary covenants, representations and redemption and default provisions for a project financing.

   The terms of the Funding Corporation Securities will restrict the ability of the Guarantors to pay dividends or make any other distributions to Magma. If distributions are not made by the Guarantors, then the revenues derived by the Guarantors, including all of the revenues derived from the Salton Sea Projects and the Salton Sea Expansion Project, will not be available to Magma or CECI and may not be used to make payments on the Notes. Distributions are subject to prior satisfaction of certain conditions including, but not limited to (i) no default or event of default under the Funding Corporation Indenture has occurred; (ii) the meeting of a debt service coverage ratio by the Guarantors, on a combined basis of 1.4 to 1 until 2000 and 1.5 to 1 thereafter; and (iii) substantial completion and commercial operation of the Salton Sea Expansion Project has occurred by January 1, 1997; provided that if such condition is not satisfied no distributions shall be made unless and until (A) substantial completion and commercial operation of the Salton Sea Expansion Project has occurred prior to January 1, 1998 or (B) (1) a specified portion of the Funding Corporation Securities are redeemed or (2) the Rating Agencies confirm that the Funding Corporation Securities will maintain their investment grade rating.

   In connection with the Funding Corporation Offering, CECI will agree to fund all construction costs, if any, which may be incurred in connection with the construction of the Salton Sea Expansion Project over and above the initial budgeted amount of $135 million.

                                CAPITALIZATION

   The following table sets forth the consolidated capitalizations of the Company and Magma, at March 31, 1995 and as adjusted to give effect to the consummation of the Offering and the Funding Corporation Offering and the application of the proceeds therefrom. The capitalization of Magma reflects its financial position on a purchase accounting basis after giving effect to the Magma Acquisition. (See the Company's Form 10-Q for the quarter ended March 31, 1995, which is incorporated by reference in this Prospectus.) The following table should be read in conjunction with the other pro forma financial information contained in this Prospectus and the respective consolidated financial statements and notes thereto of the Company and Magma incorporated by reference herein.

                                                                       MAGMA AS                     THE COMPANY
                                                         MAGMA(1)      ADJUSTED      THE COMPANY    AS ADJUSTED
                                                      ------------  -------------  -------------  -------------
                                                                            (IN THOUSANDS)
INDEBTEDNESS: (2)
Merger Facilities ................................... $     --     $      --        $  500,000     $   --
Merger loan .........................................    500,000          --            --             --
Funding Corporation Securities ......................       --         475,000          --            475,000
Limited recourse senior secured notes ...............       --            --            --            200,000
Secured Magma Note ..................................       --         200,000          --             --
Construction loans ..................................       --            --            53,028         53,028
Project loans .......................................    164,852        63,080         384,133        282,361
Senior discount notes ...............................       --            --           442,879        442,879
Convertible subordinated debentures .................       --            --           100,000        100,000
Convertible debt ....................................       --            --            64,850         64,850
                                                      ------------  -------------  -------------  -------------
Total indebtedness ..................................    664,852       738,080       1,544,890      1,618,118
STOCKHOLDERS' EQUITY:
Preferred stock--Series A of no par value;
 authorized 2,000 shares ............................       --            --           --             --
Magma Preferred Stock of $0.10 par value; authorized
 1,000 shares .......................................       --            --           --             --
Common stock of $0.0675 par value; authorized 80,000
 shares; outstanding 49,934 shares (3) ..............       --            --            3,378          3,378
Magma common stock of $0.01 par value; authorized
 30,000 shares; outstanding one hundred shares  .....       --            --           --             --
Additional paid-in capital ..........................    495,509       495,509        332,358        332,358
Retained earnings ...................................      7,207         7,207        151,257        151,257
Less treasury stock--102 shares at cost .............       --            --           (1,590)        (1,590)
                                                      ------------  -------------  -------------  -------------
Total stockholders' equity ..........................    502,716       502,716        485,403        485,403
                                                      ------------  -------------  -------------  -------------
Total capitalization ................................ $1,167,568    $1,240,796     $2,030,293     $2,103,521
                                                      ============  =============  =============  =============

(1) The capitalization of Magma reflects its financial position on a purchase accounting basis after giving effect to the Magma Acquisition.

(2) See Notes 4, 5, 8 and 10 of Notes to the Consolidated Financial
    Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, incorporated by reference herein.

(3) Does not include 17.6 million shares of Common Stock reserved at March 31, 1995 for issuance upon exercise of outstanding options and for shares issuable upon the conversion of the convertible subordinated debentures and the convertible debt. See Note 5 of Notes to the Consolidated Financial Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, incorporated by reference herein.

                            THE MAGMA ACQUISITION


   On December 5, 1994, the Company and its subsidiary, CE Acquisition Company, Inc. ("CE Sub"), signed a definitive Agreement and Plan of Merger with Magma. Pursuant to such Agreement, the Company completed a cash tender offer for about 51% of Magma's common stock and assumed control of Magma on January 10, 1995. On February 24, 1995, CE Sub merged with and into Magma with Magma as the surviving company and Magma became a wholly owned subsidiary of the Company. A total of approximately $957 million was required to complete the Magma Acquisition, of which $500 million was borrowed under the Merger Facilities, approximately $300 million was obtained from the issuance and sale of 18,170,000 shares of the Company's Common Stock, including the sale of 1,500,000 over-allotment shares and 1,500,000 shares sold directly to Peter Kiewit Sons', Inc. ("PKS"), in a public offering that was consummated on February 24, 1995 (the "Common Stock Offering"), and the remainder was from the general corporate funds of the Company.


   The Merger Facilities consist of (i) a $350 million principal amount term loan maturing on October 31, 2000 and amortized in semi-annual payments which commenced on April 30, 1995 ("Term Loan A"), (ii) a $75 million principal amount term loan maturing on October 31, 2001 to be amortized in semi-annual payments beginning April 30, 2001 ("Term Loan B") and (iii) a $75 million principal amount term loan maturing on October 31, 2002 to be amortized in semi-annual payments beginning April 30, 2002 ("Term Loan C"). As of April 30, 1995, the outstanding principal amount on Term Loan A, Term Loan B and Term Loan C was $342 million, $75 million and $75 million, respectively. Credit Suisse is the agent bank in connection with the Merger Facilities. Loans under the Merger Facilities were made to the Company on a non-recourse basis, and the Company loaned the proceeds of such loans to Magma in exchange for a secured note. Loans under the Merger Facilities are secured by an assignment and pledge by the Company of such note and 100% of the capital stock of Magma.

   The Company may, subject to certain terms and conditions, elect to have the term loans bear interest based on either the Eurodollar Rate or the Base Rate (as defined in the Merger Facilities). Interest on the term loans is payable at spreads of 2.5% above the Eurodollar Rate or 1.5% above the Base Rate for Term Loan A and 3.5% above the Eurodollar Rate or 2.5% above the Base Rate for Term Loan B and Term Loan C. As of March 31, 1995, Term Loan A bore interest at the rate of 8.7% per annum and Term Loan B and Term Loan C each bore interest at the rate of 9.7% per annum.


   The Offering is expected to be consummated concurrently with the Funding Corporation Offering. The consummation of the Offering is conditioned upon the repayment in full of the Merger Facilities and the release of the lien on all of the collateral securing the Merger Facilities.

                                   BUSINESS
THE COMPANY

   California Energy Company, Inc. was founded in 1971 and is primarily engaged in the exploration for, and development of, geothermal resources and the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal resources or other energy sources, such as hydroelectric, natural gas, oil and coal.

   With the completion of the Magma Acquisition, the Company became the largest independent geothermal power producer in the world (on the basis of the Company's estimate of the aggregate MW of electric generating capacity in operation and capacity under construction). The Company has an aggregate net ownership interest of 358 MW of electric generating capacity in power production facilities in the United States having an aggregate net capacity of 575 MW. All of these facilities are managed and operated by the Company and are principally located in Southern California. In addition to the electricity sales revenue earned from its net ownership position in such facilities, the Company receives significant fee and royalty income from operating certain of such plants and certain power plants which are owned by unaffiliated third parties and from managing the production from the geothermal resource for such facilities. Additionally, the Company has an aggregate net ownership interest of 409 MW of electric generating capacity in three geothermal power projects in the Philippines, having an aggregate net capacity of 500 MW, which projects are financed and under construction, and has a net ownership interest of 40 MW of electric generating capacity in an additional project having a net capacity of 40 MW, which is under construction in California. The Company is also developing seven additional projects with executed power sales contracts or awards in the Philippines, Indonesia and the United States. The Company is expected to have an approximate net ownership interest of 899 MW in these development projects (which represent an aggregate net capacity of 1,553 MW of additional potential electric generating capacity). Substantial contingencies exist with respect to development projects, including, without limitation, the need to obtain financing, permits and licenses and the satisfactory completion of construction.


MAGMA


   Magma's domestic activities are currently centered in the Imperial Valley of California and primarily consist of: (i) the operation of the Salton Sea Project Plants with a 228 MW net capacity, (ii) the construction of the Salton Sea Expansion with a 40 MW net capacity, and (iii) the potential development of the BRPU Project with a 163 MW net capacity. Magma's international activities currently consist of the construction of the Malitbog Facility in the Philippines with a 216 MW net capacity. Four of the Salton Sea Project Plants were developed by Magma and are owned by the Partnerships in which Magma is the managing general partner and operator and owns 50% interests. The remaining 50% interests in the Partnerships are owned by subsidiaries of Mission Energy, which is an affiliate of SCE. The remaining three Salton Sea Project Plants are indirectly wholly owned by Magma and were purchased on March 31, 1993 from Union Oil Company of California. The Salton Sea Expansion Project is also indirectly wholly owned by Magma.

   Each Partnership Plant sells its electricity to SCE under an SO4 Agreement. Each contract provides for capacity payments fixed at a constant dollar amount over the 30-year term thereof and energy payments set at an annually escalating rate for the first 10 years of the term and thereafter equal to SCE's Avoided Cost of Energy, calculated on the basis of SCE's marginal cost of generating energy. Magma and its subsidiaries also receive royalties senior to each project's debt service for providing geothermal resources to the Partnership Plants as well as a special priority partnership distribution and a bonus if annual capacity exceeds certain specified amounts. In addition, Magma (or a subsidiary) is reimbursed by, and receives fees from, each of the Partnership Plants for providing operating and maintenance services and receives fees for providing administrative services. Magma consolidates one-half of the operating results of each Partnership Plant in its financial statements. Magma also receives royalty income from the Mammoth and East Mesa Plants, which are owned by unaffiliated third parties.

   Two of the Magma Plants sell their electricity to SCE under SO4 Agreements which provide for fixed capacity and capacity bonus payments over the 30-year term thereof and for energy payments which are fixed and do not escalate over the first 10 years of the term and which are thereafter equal to SCE's Avoided Cost of Energy. The third Magma Plant sells (and the Salton Sea Unit IV is expected to sell) its electricity to SCE under a negotiated agreement that provides for capacity and energy payments that adjust quarterly over the 30-year term of the contract based upon certain inflation based indices.

   The Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects unless the funds for such investments are obtained from the Company or other external sources. See "Description of the Notes--Certain Covenants--Limitation on Business and New Magma Project Developments."


REASONS FOR THE MAGMA ACQUISITION

   The Company believes that Magma is an excellent strategic fit and that the acquisition of Magma will create significant benefits, including:

 O EXPANSION AND ENHANCEMENT OF DEVELOPMENT EFFORTS

   Development of new opportunities, particularly internationally, is a key component of the Company's strategy. Since 1990 and prior to the Magma Acquisition, the Company and Magma have each pursued international development opportunities, primarily in Southeast Asia. By pursuing additional development opportunities rather than competing with Magma for the same opportunities, the Company expects to expand its development efforts to cover additional projects and thereby more effectively capitalize on the numerous opportunities in the growing international independent power market.

   Furthermore, the Company and Magma now have the technology of both companies available to them. The Company owns production technology compatible with the relatively low mineral content of its wells at the Coso project, and Magma owns technology compatible with the high levels of mineral precipitates found in the geothermal resource at the Salton Sea Project Plants. The Company expects that access to these technologies will enable it to compete for new power development projects from geothermal reservoirs encompassing a wide range of geothermal resource characteristics.

 O BENEFITS OF INCREASED SIZE


   The Company believes that size is an important factor in determining the success of an independent power producer. This view is based on the Company's belief that potential customers consider both the price of power and the provider's capacity to fulfill its obligations as primary factors in the selection of power suppliers. The Company's expanded size and capabilities are expected to further enhance the Company's reputation and credibility with sovereign governments and state utility customers and therefore enhance its ability to successfully compete for new projects. Following the Magma Acquisition, the Company has over $2 billion of total assets and an aggregate net ownership interest of 1,706 MW of electric generating capacity in projects in operation, under construction or in development, which projects have an aggregate net generating capacity of 2,668 MW. The Company also believes that the acquisition of Magma creates the opportunity to reduce the Company's average cost per kWh by expanding its asset base, without materially expanding its cost structure. This is expected to allow the Company to be more price competitive with other geothermal power producers and traditional fossil fuel power plants, which the Company believes will be its primary competition in the future.


 O OPERATIONAL AND ADMINISTRATIVE COST SAVINGS

   Based in part on its experience in restructuring the operations of the Company since 1991 and its experience with Magma in the first quarter of 1995, management of the Company believes that it can achieve significant cost savings upon the combination of Magma and the Company. Through the implementation of the Company's existing organizational structure, management policies and cost controls, the Company presently expects that the cost of duplicate functions will be substantially eliminated and that the productivity of its combined operating and administrative staff will be significantly increased. Based on its efforts to date, the Company believes that it has implemented various measures which, for the first 12 months of operations following consummation of the Merger, are expected to result in a reduction of approximately 0.5cents per kWh in the costs of Magma's operations.

 O DIVERSIFICATION IN SOURCES OF REVENUE AND OPERATIONS

   The combination of the Company's and Magma's operations increased the Company's sources of revenue and increased the number of operating sites (including projects under construction) from eight to 16. The Company believes that the resulting diversification in sources of revenue and operations can be expected to reduce the risk profile of the Company, thereby enhancing its overall credit position and improving its access to capital in relation to competitors with more concentrated sources of revenue and operations.

GEOTHERMAL ENERGY

   Geothermal energy is a clean, renewable and generally sustainable energy source that releases significantly lower levels of emissions than result from energy generation based on the burning of fossil fuels. Geothermal energy is derived from the natural heat of the earth when water comes sufficiently close to hot molten rock to heat the water to temperatures of 400 degrees Fahrenheit or more. The heated water then ascends naturally toward the surface of the earth where it can be extracted by drilling geothermal wells. The energy necessary to operate a geothermal power plant is typically obtained from several such wells, which are drilled using established technology similar to that employed in the oil and gas industry.

                              GEOTHERMAL ENERGY

 #############################################################################

                                IMAGE OMITTED:

                  [Schematic representing Geothermal Energy]


 #############################################################################



   Geothermal production wells are normally located within approximately one to two miles of the power plant as geothermal fluids cannot be transported economically over longer distances. From the well heads, the heated fluid flows through pipelines to a series of separators where it is separated into water, brine and steam. The steam is passed through a turbine which drives a generator to generate electricity. Once the steam has passed through the turbine, it is then cooled and condensed back into water which, along with any brine, is returned to the geothermal reservoir via injection wells. Geothermal plants in the United States are eligible to be qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), which provides for certain beneficial Federal regulatory treatment. The geothermal reservoir is a renewable source of energy if natural ground water sources and re-injection of extracted geothermal fluids are adequate over the long term to replenish the geothermal reservoir after the withdrawal of geothermal fluids.

   The generation of electric power from geothermal resources has certain advantages when compared to other methods of electric power generation. Geothermal energy facilities produce significantly less emissions than fossil fuel power plants. Geothermal energy facilities typically have higher capital costs but tend to have significantly lower variable costs than fossil fuel based power plants. The utilization of geothermal power is preferred by certain governments so as to minimize the import, or maximize the export, of hydrocarbons. Geothermal power facilities also enjoy certain tax benefits in the United States.

GEOTHERMAL RESOURCE--"RING OF FIRE"

   Geothermal energy is most prevalent where the different sections or plates of the Earth's crust meet. Productive geothermal resources are found throughout the Pacific Rim (the so-called "Ring of Fire"), including the western United States, Latin America, Hawaii, Indonesia, the Philippines, Malaysia and New Zealand. These areas are experiencing high rates of population growth and increased demand for new electric generating capacity.

                    AREAS OF POTENTIAL GEOTHERMAL ACTIVITY

 #############################################################################

                                IMAGE OMITTED:

           [Map depicting Areas of Potential Geothermal Activity]


 #############################################################################


THE GLOBAL POWER MARKET

   The opportunity for independent power generation has expanded from a United States market consisting of cogeneration and small power production projects to a global competitive market for power generation. Many foreign countries have privatization programs patterned after developments in the independent power market in the United States.

   In the United States, the independent power industry expanded rapidly in the 1980's, facilitated by the enactment of PURPA. PURPA was enacted to encourage the production of electricity by non-utility companies as well as to lessen reliance on imported fuels. According to the Utility Data Institute, independent power producers were responsible for the installation of approximately 30,000 MW, or 50%, of the U.S. electric generation capacity which has been placed in service since 1988.

   As the size of the United States independent power market has increased, available domestic power capacity and competition in the industry have also significantly increased. Over the past decade, obtaining a power sales contract from a U.S. utility has generally become increasingly difficult, expensive and competitive. Many states now require power sales contracts to be awarded through competitive bidding, which both increases the cost of obtaining such contracts and decreases the chances of obtaining such contracts as bids significantly outnumber awards in most competitive solicitations. The federal Energy Policy Act of 1992 is expected to further increase domestic competition. As a result of this increased competition, it may be difficult to obtain a power sales agreement for a proposed project in the United States, and the terms and conditions of any such contract may be less favorable than those in prior agreements.

   Large amounts of new electric power generating capacity are required in developing countries. The movement toward privatization in some developing countries has created significant new markets outside the United States. In 1990, the World Bank estimated that developing countries will need approximately 380,000 MW of new power generating capacity through the end of the decade. The need for such rapid expansion has caused many countries to select private power development as their only practical alternative and to restructure their legislative and regulatory systems to facilitate such development. The Company believes that this significant need for power has created strong local support for private power projects in many foreign countries and increased the availability of attractive long-term power contracts. The Company intends to take advantage of opportunities in these new markets and to develop, construct and acquire power generation projects outside the United States.

STRATEGY

   Domestically, the Company is focusing on market opportunities in which it believes it has relative competitive advantages due to its geotechnical, project management and operating expertise. In addition, the Company expects to continue diversification into other environmentally responsible sources of energy primarily through selected acquisitions of partially developed or existing power generating projects and contracts.

   The Company presently believes that the international independent power market holds the majority of new opportunities for financially attractive private power development in the next several years, in large part because the demand for new generating capacity is growing more rapidly in emerging nations than in the United States. In developing its international strategy, the Company pursues development opportunities in countries which it believes have an acceptable risk profile and where the Company's geothermal resource development and operating experience, project development expertise or strategic relationship with PKS or local partners are expected to provide it with a competitive advantage. The Company has financed and has under construction three projects representing an aggregate of 409 MW of net ownership of electric generating capacity in the Philippines. In addition, the Company is currently pursuing a number of other electric power project opportunities in countries, including the Philippines and Indonesia. These countries are ideally suited for the Company to develop, finance and operate power projects successfully because of their excellent population demographics, extensive geothermal resources and stated commitments to the development of private power programs. The Company's development efforts include both so-called "greenfield" development as well as the acquisition of or participation in the joint venture development of projects which are under development or already operating. In greenfield development, the Company attempts to negotiate power sales contracts for new generation capacity or engages in competitive bids in response to government agency or utility requests for proposals for new capacity.

   In pursuing its international strategy, the Company intends to own a significant equity interest in, and to operate, the projects it develops or acquires. In order to compete more effectively internationally, the Company's strategy is to attempt to diversify its project portfolio, extend its future equity funding capacity through joint ventures and utilize fixed-price, turnkey construction contracts with contractors experienced in the construction of power plants or other infrastructure facilities. The Company also believes that it is important in foreign transactions to work with local partners who are knowledgeable concerning local culture, politics and commercial practices and who provide a visible local presence and local project representation.

   With respect to emerging market projects, the Company's policy is to attempt to minimize currency risks, including the devaluation of local currencies versus the U.S. dollar, as well as the risk of availability of hard currency convertibility. To date, all of the Company's executed power sales contracts contain provisions which index the Company's returns to U.S. dollars or provide for the payment of capacity payments in U.S. dollars. To the extent possible, the Company attempts to secure "political risk" insurance from the Overseas Private Investment Corporation ("OPIC") or similar multilateral agencies to limit its risk in emerging market countries. In addition, the Company endeavors to involve the World Bank, export credit agencies or multilateral funding sources in its international project financings. The Company believes multilateral lending agencies and foreign source financing and political risk insurance are available for certain international private power projects, particularly those utilizing indigenous fuel sources in renewable or otherwise environmentally responsible generating facilities. The Company believes that the involvement of these institutions will enhance an international project's position in emerging market countries.

   The Company has an international joint venture agreement with PKS which the Company believes enhances the Company's capabilities in foreign power markets. The joint venture agreement is limited to international activities and provides that if both the Company and PKS agree to participate in a project, they will share all development costs equally. Each of the Company and PKS will provide 50% of the equity required for financing a project developed by the joint venture, and the Company will operate and manage such project. The agreement creates a joint development structure under which, on a project by project basis, the Company will be the development manager, managing partner and/or project operator, an equal equity participant with PKS and a preferred participant in the construction consortium and PKS will be an equal equity participant and the preferred turnkey construction contractor. The joint venture agreement may be terminated by either party on 15 days written notice, provided that such termination cannot affect the pre-existing contractual obligations of either party.

   In order to augment its technical capabilities, in 1993 the Company acquired The Ben Holt Co. ("BHCO"), a California-based engineering firm with over 25 years of geothermal experience, specializing in feasibility studies, process design, detailed engineering, procurement, construction and operation of geothermal power plants, gathering systems and related facilities.


   BHCO is a joint venture participant with a PKS affiliate in the EPC consortium for the construction of the Mahanagdong project in the Philippines and it is anticipated that BHCO will enter into similar arrangements with PKS affiliates for the construction of planned projects in Indonesia.

   The Indenture restricts the ability of Magma to make equity investments in the development of new projects which are not already operating or under construction unless the funds for such investments are obtained from CECI or other external sources. See "Description of the Notes--Certain Covenants-- Limitation on Business and New Magma Project Developments."


THE COMPANY'S PROJECTS


   The Company has net ownership interests of an aggregate of (i) 358 MW in 13 projects in operation representing an aggregate net capacity of 575 MW of electric generating capacity, (ii) 449 MW in four projects under construction representing an aggregate net capacity of 540 MW of electric generating capacity and (iii) 899 MW in seven projects in development stages with signed power sale agreements or under award representing an aggregate net capacity of 1,553 MW of electric generating capacity. The following tables set out the Company's various projects in operation, under construction and in development pursuant to signed power sales agreements or awarded mandates.

                              DOMESTIC PROJECTS

PROJECTS IN OPERATION

                                 FACILITY
                     FACILITY      NET         NET
                       GROSS     CAPACITY   OWNERSHIP                         DATE OF
                     CAPACITY    (IN MW)    INTEREST                        COMMERCIAL    CONTRACT     CONTRACT         POWER
PROJECT(1)          (IN MW)(2)    (3)(4)     (IN MW)         LOCATION        OPERATION   EXPIRATION      TYPE         PURCHASER(5)
- ------------------  ---------- ----------  ----------  -------------------  ----------- ------------  --------------  ------------
*Vulcan(6) ........  41         34          17         Imperial Valley, CA   2/1986      2/2016             SO4           SCE
*Hoch (Del
 Ranch)(6) ........  46         38          19         Imperial Valley, CA   1/1989     12/2018             SO4           SCE
*Elmore(6) ........  46         38          19         Imperial Valley, CA   1/1989     12/2018             SO4           SCE
*Leathers(6) ......  46         38          19         Imperial Valley, CA   1/1990     12/2019             SO4           SCE
*Salton Sea I .....  10         10          10         Imperial Valley, CA   7/1987      6/2017         Negotiated        SCE
*Salton Sea II  ...  20         20          20         Imperial Valley, CA   4/1990      4/2020             SO4           SCE
*Salton Sea III  ..  54         50          50         Imperial Valley, CA   2/1989      2/2019             SO4           SCE
Navy I ............  96         88          41         China Lake, CA        8/1987      8/2011             SO4           SCE
BLM ...............  96         88          42         China Lake, CA        3/1989      3/2019             SO4           SCE
Navy II ...........  96         88          44         China Lake, CA        1/1990      1/2010             SO4           SCE
Yuma ..............  55         50          50         Yuma, AZ              5/1994      5/2024         Negotiated       SDG&E
Roosevelt Hot
 Springs(7) .......  25         23          17         Milford, UT           5/1984      1/2021       Gathered Steam      UP&L
Desert Peak .......  10         10          10         Desert Peak, NV      12/1985     12/1995         Negotiated        SPPC
                    ---------- ----------  ----------
Total in Operation  641        575         358
                    ---------- ----------  ----------

PROJECT UNDER CONSTRUCTION

                FACILITY    FACILITY       NET                           PROJECTED
                  GROSS        NET      OWNERSHIP                        COMMERCIAL
                CAPACITY    CAPACITY    INTEREST                         OPERATION      CONTRACT       CONTRACT       POWER
PROJECT        (IN MW)(2)  (IN MW)(3)    (IN MW)         LOCATION           DATE      EXPIRATION(8)      TYPE     PURCHASER(5)
- -------------  ----------  ---------- -----------  -------------------  ------------ -------------  ------------  ------------
*Salton Sea
 Expansion ... 40          40         40           Imperial Valley, CA  1996(est.)   CO+30            Negotiated       SCE

PROJECTS WITH SIGNED POWER SALES CONTRACTS OR AWARDED DEVELOPMENT RIGHTS (9)

                            FACILITY
                 FACILITY      NET         NET                           PROJECTED
                  GROSS     CAPACITY    OWNERSHIP                        COMMERCIAL
                 CAPACITY      (IN      INTEREST                         OPERATION      CONTRACT       CONTRACT       POWER
PROJECT        (IN MW)(10) MW)(3)(10)    (IN MW)         LOCATION           DATE      EXPIRATION(8)      TYPE     PURCHASER(5)
- -------------  ----------- ----------  ----------  -------------------  ------------ -------------  ------------  ------------
*BRPU(11) .... 163         163         163         Imperial Valley, CA      TBD      TBD                 FSO4          SCE
Newberry .....  30          30          30         Bend, OR                 1997     CO+50            Negotiated    BPA/EWEB
               ----------- ----------  ----------
Total
Contracted/
 Awarded       193         193         193
               ----------- ----------  ----------
Total
 Domestic
 Projects      874         808         591
               ----------- ----------  ----------

- ---------------
   * OWNED BY MAGMA.

   (1) Excludes royalty income received by Magma from the Mammoth and East Mesa Plants.

   (2) Actual MW may vary depending on operating and reservoir conditions and plant design. Facility Gross Capacity (in MW) for projects in operation or under construction, as the case may be, represents gross electric output of the facility prior to subtraction of the parasitic load. Parasitic load is electrical output used by the facility and not made available for sale to utilities or other outside purchasers. Facility Gross Capacity (in MW) does not necessarily reflect electric output available for sale to utilities or other purchasers.

   (3) Facility Net Capacity (in MW) represents Facility Gross Capacity (in
       MW) less parasitic load.

   (4) With respect to the Vulcan, Hoch (Del Ranch), Elmore and Leathers projects (each of which is 50% owned by Magma) and the Salton Sea II and Salton Sea III projects (each of which is 100% owned by Magma), this represents contract nameplate.




   (5) Southern California Edison Co. (SCE); San Diego Gas & Electric Company (SDG&E); Utah Power & Light Company (UP&L); Sierra Pacific Power Company (SPPC); Bonneville Power Authority (BPA); and Eugene Water and Electric Board (EWEB).

   (6) In addition to the electricity sales revenue earned from its net ownership position in such facilities, the Company receives significant fee and royalty income from operating such plants and managing the production from the geothermal resource for such facilities.

   (7) Represents the MW/hour equivalent of delivered steam.

   (8) Commercial Operation (CO).

   (9) The Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects. See "Description of the Notes--Certain Covenants--Limitation on Business and New Magma Project Developments."

  (10) Actual MW may vary depending on operating and reservoir conditions and final plant design. Facility Gross Capacity (in MW) for awarded projects equals maximum sales amount. Significant contingencies exist in respect of signed power sales contracts and awards, including without limitation, the need to obtain financing, permits and licenses, and the satisfactory completion of construction.

  (11) SCE and SDG&E are currently challenging the BRPU award; accordingly, no power sales contracts are currently signed. Magma has negotiated a buyout and option agreement relating to the SCE BRPU award (69 MW) which is subject to a confidentiality agreement and to CPUC approval.

                            INTERNATIONAL PROJECTS


PROJECTS UNDER CONSTRUCTION

                           FACILITY    FACILITY       NET                     PROJECTED
                             GROSS        NET      OWNERSHIP                  COMMERCIAL
                           CAPACITY    CAPACITY    INTEREST                   OPERATION      CONTRACT      CONTRACT      POWER
PROJECT                   (IN MW)(1)  (IN MW)(2)    (IN MW)      LOCATION        DATE      EXPIRATION(3)     TYPE    PURCHASER(4)
- ------------------------  ----------  ----------  ----------- -------------  ------------ -------------  ----------  ------------

*Malitbog-Phase I and II  231         216         216         Leyte, the      1996-1997        CO+10     Build, Own, PNOC- EDC
                                                              Philippines                                Transfer    (GOP)(5)
Upper Mahiao ............ 128         119         119         Leyte, the         1996          CO+10     Build, Own, PNOC- EDC
                                                              Philippines                                Transfer    (GOP)(5)
Mahanagdong(6) .......... 180         165          74         Leyte, the         1997          CO+10     Build, Own, PNOC- EDC
                                                              Philippines                                Transfer    (GOP)(5)
Total Under Construction  539         500         409
                          ----------  ----------  -----------

PROJECTS WITH SIGNED POWER SALES CONTRACTS OR AWARDED DEVELOPMENT RIGHTS (7)

                                           FACILITY
                               FACILITY       NET         NET                    PROJECTED
                                 GROSS     CAPACITY    OWNERSHIP                 COMMERCIAL
                               CAPACITY       (IN      INTEREST                  OPERATION     CONTRACT      CONTRACT    POWER
PROJECT                     (IN MW)(8)   MW)(2)(8)  (IN MW)(8)    LOCATION          DATE     EXPIRATION(3)     TYPE   PURCHASER(4)
- --------------------------  ----------  ----------  -----------  -------------  ------------ -------------  ----------  -----------
Alto Peak .................    70          70          70         Leyte, the           1997     CO+10     Build, Own,  PNOC-EDC
                              -----       -----       -----       Philippines                             Transfer     (GOP)(5)

Dieng(6) ....................   400         400         188       Central Java,     1997-1999   CO+30     Build, Own,  PLN (GOI)
                                                                  Indonesia                               Transfer

Patuha(6) ...................   400         400         140       Western Java,     1997-1999   CO+30     Build, Own,  PLN (GOI)
                                                                  Indonesia                               Transfer

Casecnan(9) .................   140         140          98       Luzon, the           1998     CO+20     Build, Own,  NIA (GOP)(5)
                                                                  Philippines                             Transfer

Bali(9)(10) .................   350         350         210       Bali, Indonesia   1998-1999   CO+30     Build, Own,   PLN (GOI)
                                                                                                          Transfer
Total Contracted/ Awarded     1,360       1,360         706
                              ----------  ----------  -----------
Total International Projects  1,899       1,860       1,115
                              ----------  ----------  -----------
Total Projects                2,770       2,660       1,698
                              ==========  ==========  ===========

- ---------------
 * OWNED BY MAGMA.

   (1) Actual MW may vary depending on operating and reservoir conditions and plant design. Facility Gross Capacity (in MW) for projects under construction represents gross electric output of the facility prior to subtraction of the parasitic load. Parasitic load is electrical output used by the facility and not made available for sale to utilities or other outside purchasers. Facility Gross Capacity (in MW) does not necessarily reflect electric output available for sale to utilities or other purchasers.

   (2) Facility Net Capacity (in MW) represents Facility Gross Capacity (in
       MW) less parasitic load.

   (3) Commercial Operation (CO).

   (4) Philippine National Oil Company-Energy Development Company (PNOC-EDC); Government of the Philippines (GOP); P.T. PLN (Persero) (PLN); Government of Indonesia (GOI); and Philippine National Irrigation Administration (NIA).

   (5) Government of the Philippines undertaking supports PNOC-EDC's and NIA's respective obligations.

   (6) PKS has elected to exercise its ownership option pursuant to its joint venture agreement with the Company.

   (7) The Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects. See "Description of the Notes--Certain Covenants--Limitation on Business and New Magma Project Developments."

   (8) Actual MW may vary depending on operating and reservoir conditions and final plant design. Facility Gross Capacity (in MW) for awarded projects equals maximum sales amount. Significant contingencies exist in respect of signed power sales contracts and awards, including without limitation, the need to obtain financing, permits and licenses, and the satisfactory completion of construction.

   (9) PKS has not indicated whether it intends to exercise its ownership option pursuant to its joint venture agreement with the Company and such net ownership interest remains subject to the PKS option. The Casecnan project is a combined hydroelectric and irrigation project and will also sell water to NIA.

   (10) Geothermal resource development rights have been awarded and the power sales contract is subject to negotiation.

   The following summary project descriptions are qualified in their entirety by reference to the Company's 1994 10-K and the other documents incorporated herein by reference.

                              DOMESTIC PROJECTS

                       MAP OF THE WESTERN UNITED STATES

 #############################################################################

                                IMAGE OMITTED:

                      [Map of the Western United States]


 #############################################################################


MAGMA DOMESTIC PROJECTS IN OPERATION

   Imperial Valley Projects. Magma currently operates seven geothermal power plants in the Imperial Valley in California. Four of these Salton Sea Project Plants were developed by Magma and are owned by the Partnerships in which Magma is the managing general partner and operator and owns 50% interests. These Partnership Plants consist of the Vulcan, Hoch (Del Ranch), Elmore and Leathers projects (the "Vulcan Project," the "Hoch (Del Ranch) Project," the "Elmore Project" and the "Leathers Project," respectively). The remaining three operating Salton Sea Project Plants are wholly owned by subsidiaries of Magma and were purchased on March 31, 1993 from Union Oil Company of California. These geothermal power plants consist of the Salton Sea I project (the "Salton Sea I Project"), the Salton Sea II project (the "Salton Sea II Project") and the Salton Sea III project (the "Salton Sea III Project"). In the case of the Vulcan Project, a subsidiary of Magma controls certain geothermal resources supplying the Vulcan Project plant for which Magma receives certain royalties. In the case of the other three Partnership Plants, Magma controls the geothermal resources and receives royalty payments senior to related project debt service from the Hoch (Del Ranch), Elmore and Leathers Project partnerships. In 1994, such royalties together with the royalties from the Mammoth Plants and East Mesa Plant (as defined below) totaled $21.1 million. Magma's share of the aggregate electricity revenues received by the Partnerships Plants and the Magma Plants for 1994 was $158.4 million. In addition, Magma and its

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subsidiaries receive revenue for managerial services which totaled approximately $6.0 million in 1994. In each case, a subsidiary of Magma is the managing general partner of each of the Partnership Plants, and Magma consolidates one-half of the operating results of each Partnership Plant into its financial statements. A subsidiary of Magma operates each of the Salton Sea Project Plants. The project financing indebtedness from the Funding Corporation Offering restricts the ability of certain of Magma's subsidiaries to make dividends or distributions to Magma. See "The Funding Corporation Offering."

   The Salton Sea Projects operated at a combined contract nameplate factor (excluding scheduled maintenance hours) of 86.8% in the three months ended March 31, 1995 and 90.9% in the year ended December 31, 1994. The Partnership Plants operated at a combined contract nameplate factor of 102.3% in the three months ended March 31, 1995 and 103.8% in the year ended December 31, 1994.


   Vulcan. The Vulcan Project sells electricity to SCE under a 30-year SO4 Agreement that commenced on February 10, 1986. The Vulcan Project has a contract capacity and contract nameplate of 29.5 MW and 34 MW, respectively. Under the SO4 Agreement, SCE is obligated to pay the Vulcan Project a capacity payment, a capacity bonus payment and an energy payment.


   The price for contract capacity payments is fixed for the life of the SO4 Agreement. The contract energy payment is fixed and increases each year for the first ten years, which period expires on February 9, 1996. Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy. The energy payment per kWh is 11.8cents for 1995 and 12.6cents for 1996 (until February 6, 1996). Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy. The Vulcan Project is unleveraged.

   Hoch (Del Ranch). The Hoch (Del Ranch) Project sells electricity to SCE under a 30-year SO4 Agreement that commenced on January 2, 1989. The contract capacity and contract nameplate are 34 MW and 38 MW, respectively. The provisions of such SO4 Agreement are substantially the same as the SO4 Agreement with respect to the Vulcan Project.


   The price for contract capacity payments is fixed for the life of the SO4 Agreement. The energy payments per kWh for the first ten-year period, which expires on December 31, 1998, are fixed at rates ranging from 11.8cents for 1995 to 14.6cents for 1998. Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy.

   The Hoch (Del Ranch) Project partnership entered into a $66 million secured credit facility with commercial banks in March 1988. The final maturity date of the term loans is September 15, 2001. The secured credit agreement was amended to allow for the issuance of commercial paper and medium-term notes supported by a letter of credit as an alternative to borrowing directly from the banks.

   Elmore. The Elmore Project sells electricity to SCE under a 30-year SO4 Agreement that commenced on January 1, 1989. The contract capacity and contract nameplate are 34 MW and 38 MW, respectively. The provisions of such SO4 Agreement are substantially the same as the SO4 Agreement with respect to the Vulcan Project.

   The price for contract capacity payments is fixed for the life of the SO4 Agreement. The energy payments per kWh for the first ten-year period, which expires on December 31, 1998, are fixed at rates ranging from 11.8cents in 1995 to 14.6cents in 1998. Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy.

   The Elmore Project partnership entered into a $66 million secured credit facility with commercial banks in March 1988. The final maturity date of the term loans is September 15, 2001. The secured credit agreement was amended and restated on April 18, 1990 to allow for the issuance of commercial paper and medium-term notes supported by a letter of credit as an alternative to borrowing directly from the banks.

   Leathers. The Leathers Project sells electricity to SCE pursuant to a 30-year SO4 Agreement that commenced on January 1, 1990. The contract capacity and contract nameplate are 34 MW and 38 MW, respectively. The provisions of such SO4 Agreement are substantially the same as the SO4 Agreement with respect to the Vulcan Project.


   The price for contract capacity payments is fixed for the life of the SO4 Agreement. The energy payments per kWh for the first ten-year period, which expires on December 31, 1999, are fixed at rates ranging from 11.8cents in 1995 to 15.7cents in 1999. Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy.


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   The Leathers Project partnership entered into an $82 million secured credit facility with commercial banks in March 1988. The final maturity date of the term loans is September 15, 2002. The secured credit agreement was amended to allow for the issuance of commercial paper and medium-term notes supported by a letter of credit as an alternative to borrowing directly from the banks.


   Salton Sea I Project. The Salton Sea I Project sells electricity to SCE pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), that commenced on July 1, 1987 which provides for capacity and energy payments. The initial contract capacity and contract nameplate are each 10 MW. The Salton Sea I Project may add subsequent increments of contract capacity. See "--Magma Domestic Project in Construction -- Salton Sea Expansion Project."

   The capacity payment is based on a firm capacity price which is currently $127.80/kW-year. The contract capacity payment adjusts quarterly based on various inflation related indices for the term of the Salton Sea I PPA. The energy payment is calculated using a Base Price (defined as the initial value of the energy payment (4.056cents per kWh)), which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for the Salton Sea I Project was 4.9cents per kWh during the first quarter of 1995. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments do not revert to SCE's Avoided Cost of Energy.

   Salton Sea II Project. The Salton Sea II Project sells electricity to SCE pursuant to a 30-year modified SO4 Agreement that commenced on April 5, 1990. The contract capacity and contract nameplate are 15MW (16.5 MW during on-peak periods) and 20 MW, respectively. The contract requires SCE to make capacity payments, capacity bonus payments and energy payments. The price for contract capacity and contract capacity bonus payments is fixed for the life of the modified SO4 Agreement. The energy payments for the first ten-year period, which period expires on April 4, 2000, are levelized at a time period weighted average of 10.6cents per kWh. Thereafter, the monthly energy payments will be equal to SCE's Avoided Cost of Energy. For the period April 1, 1994 through March 31, 2004, SCE is entitled to receive, at no cost, 5% of all energy delivered in excess of 80% of contract capacity.

   Salton Sea III Project. The Salton Sea III Project sells electricity to SCE pursuant to a 30-year modified SO4 Agreement. The contract capacity is
47.5 MW and the contract nameplate is 49.8 MW. The modified SO4 Agreement requires SCE to make capacity payments, capacity bonus payments and energy payments for the life of the SO4 Agreement. The price for contract capacity payments is fixed at $175/kW per year. The energy payments for the first ten-year period, which period expires on February 13, 1999, are levelized at a time period weighted average of 9.8cents per kWh. Thereafter, the monthly energy payments will be equal to SCE's Avoided Cost of Energy.


   The partnerships that own the Magma Plants are parties to a secured credit facility with commercial banks. The agreement provides for a $130 million term loan broken into two tranches, (i) tranche A, which covers units 1 and 2 in the original principal amount of $37 million with a final maturity date of March 15, 2000, and (ii) tranche B, which covers unit 3 in the original principal amount of $93 million with a final maturity date of January 31, 1999. In addition, the agreement provides for a renewable working capital loan in the aggregate principal amount of $5 million.


   Mammoth Plants. Magma receives royalty revenues from a 10 MW and a 12 MW contract nameplate geothermal power plant (the "First Mammoth Plant" and the "Second Mammoth Plant", respectively, and referred to herein, collectively, as the "Mammoth Plants") at Mammoth Lakes, California. Electricity from the Mammoth Plants is sold by a third party to SCE under two long-term power sales agreements. The First Mammoth Plant and the Second Mammoth Plant began commercial operations in 1985 and 1991, respectively. Magma leases both property and geothermal resources to support the Mammoth Plants in return for certain base royalty and bonus royalty payments. For the First Mammoth Plant and the Second Mammoth Plant, the base royalties are 12.5% and 12%, respectively, of gross electricity sales revenues. The bonus royalty for each of the Mammoth Plants is 50% of the excess of annual gross electricity sales revenues over an annual revenue standard based on the Mammoth Plants operating at 85% of contract capacity.


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   The East Mesa Plant. Magma also receives royalty revenues from a 37 MW contract nameplate geothermal power plant (with two units) at East Mesa in Imperial Valley, California (the "East Mesa Plant"). Electricity from the plant is sold by a third party to SCE pursuant to two SO4 Agreements formerly held by Magma, and Magma is entitled to receive a senior payment of 4% of gross electricity sales revenues and a junior payment of 10% of gross electricity sales revenues. To date, such junior payment has not been received; amounts previously accrued for the junior royalty have been expensed.

OTHER COMPANY DOMESTIC PROJECTS IN OPERATION


   The Coso Project. In 1979, the Company entered into a 30-year contract (the "Navy Contract") with the United States Department of the Navy (the "Navy") to develop geothermal power facilities located on approximately 5,000 acres of the Naval Air Weapons Station at China Lake, California (150 miles northeast of Los Angeles). In 1985, the Company entered into a 30-year lease (the "BLM Lease") with the United States Bureau of Land Management ("BLM") for approximately 19,000 acres of land adjacent to the land covered by the Navy Contract. The Navy Contract and the BLM Lease provide for certain royalty payments as a percentage of gross revenue and certain other formulas. The Company formed three joint ventures (the "Coso Joint Ventures") with one primary joint venture partner, Caithness Corporation ("Caithness"), to develop and construct the three facilities which comprise the Navy I project (the "Navy I Project"), the BLM project (the "BLM Project") and the Navy II project (the "Navy II Project") (collectively, the "Coso Project").

   The Coso Joint Ventures are as follows: (i) Coso Finance Partners, which owns the Navy I Project (the "Navy I Partnership"), (ii) Coso Energy Developers, which owns the BLM Project (the "BLM Partnership"), and (iii) Coso Power Developers, which owns the Navy II Project (the "Navy II Partnership" and, together with the Navy I Partnership and the BLM Partnership, the "Coso Partnerships"). The Company holds indirect ownership interests of approximately 46% in the Navy I Partnership; approximately 48% in the BLM Partnership, after payout to the Company and Caithness; and 50% in the Navy II Partnership. The Company consolidates its respective share of the operating results of the Coso Partnerships into its financial statements. In addition, the Company indirectly holds rights to certain cash flows from its partners in the BLM Project, and, to a lesser extent, the Navy I Project and Navy II Project. Each of the Coso Joint Ventures is managed by a management committee which consists of two representatives from the Company and two representatives from the Company's partners. The Company operates the Coso Project, for which it receives fees from the Coso Partnerships.

   The Coso Project sells all electricity generated by the respective plants pursuant to three long-term SO4 Agreements between the Navy I Partnership, the BLM Partnership and the Navy II Partnership, respectively, and SCE. These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. SCE makes fixed annual capacity payments to the Coso Partnerships, and to the extent that capacity factors exceed certain benchmarks is required to make capacity bonus payments. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements. Energy is sold at increasing fixed rates for the first ten years of each contract and thereafter at SCE's Avoided Cost of Energy. The fixed price periods of the SO4 Agreements extend until August 1997, March 1999 and January 2000 for each of the Navy I, BLM and Navy II Partnerships, respectively, at rates ranging from 11.0cents per kWh in 1994 to 14.6cents per kWh in 2000. The Company's share of the revenues received by the Coso Partnerships for 1993 and 1994 was $124.7 million and $137 million, respectively.

   The physical facilities used for geothermal energy production are substantially the same at the Navy I, BLM and Navy II Projects.


   The Navy I Project. The geothermal resource for the Navy I Project currently is produced from approximately 32 wells. The Navy I Project consists of three turbine generators, each with approximately 32 MW of electrical generating capacity. The Navy I Project has an aggregate gross electrical generating capacity of approximately 96 MW. Based on an assumed net capacity of 80 MW, the Navy I Project operated at an average operating capacity factor of 114.0% in the year ended December 31, 1994 and 113.4% in the three months ended March 31, 1995.


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


   The BLM Project. The BLM Project's geothermal resource currently is produced from approximately 20 wells. The BLM Project consists of three turbine generators. Two of these turbine generators are located at the BLM East site in a dual flash system, each with a nameplate capacity of 29 MW; and one is located at the BLM West site in a single flash system, with a nameplate capacity of 29 MW. The BLM Project has an aggregate gross electrical generating capacity of approximately 96 MW. Based on an assumed capacity of 80 MW, the BLM Project operated at an average operating capacity factor of 99.5% in the year ended December 31, 1994 and 105.0% in the three months ended March 31, 1995.

   The Navy II Project. The geothermal resource for the Navy II Project currently is produced from approximately 25 wells. The Navy II Project consists of three individual turbine generators, each with approximately 32 MW of electrical generating capacity. The Navy II Project has an aggregate gross electrical capacity of approximately 96 MW. Based on an assumed net capacity of 80 MW, the Navy II Project operated at an average operating capacity factor of 105.9% in the year ended December 31, 1994 and 112.1% in the three months ended March 31, 1995.

   In December 1992, the Coso Joint Ventures refinanced the existing bank debt on the Coso Project with the proceeds of the sale of approximately $560 million in non-recourse senior secured notes (the "Coso Notes") in a private placement pursuant to Rule 144A under the Securities Act. The Coso Notes were issued by Coso Funding Corp. ("Coso Funding"), a corporation owned by the Coso Joint Ventures and formed exclusively for the purpose of issuing the Coso Notes. Coso Funding lent the Coso Joint Ventures substantially all of the net proceeds of the sale of the Coso Notes. At the time of their issuance, the Coso Notes were rated "Baa3" by Moody's Investors Services, Inc. ("Moody's"), "BBB-" by Standard and Poor's Rating Group ("S&P") and "BBB" by Duff & Phelps Credit Rating Co., all investment grade ratings. The outstanding balance of the Coso Notes on March 31, 1995 was $454.7 million with a remaining average life of 3.5 years, and the average interest rate on the Coso Notes for the year ended December 31, 1994 was 8.1%. The obligations of each Coso Partnership under the loans from Coso Funding are non-recourse to the Company (other than Coso Funding and its subsidiaries). Coso Funding may look solely to each Coso Partnership's pledged assets for satisfaction of such Coso Partnership's loan. In addition, the loans are cross-collateralized by certain support loans only to the extent of the other Coso Joint Ventures' "available cash flow" and, under certain circumstances, the debt service reserve funds, and not as to other assets.


   Yuma. During 1992, the Company acquired a development stage 50 MW natural gas-fired cogeneration project in Yuma, Arizona (the "Yuma Project"). The Yuma Project is designed to be a QF under PURPA and to provide 50 MW of electricity to San Diego Gas & Electric Company ("SDG&E") under an existing 30-year power purchase contract. The electricity is sold at SDG&E's Avoided Cost of Energy. The power is wheeled to SDG&E over transmission lines constructed and owned by Arizona Public Service Company ("APS"). An agreement for interconnection and a firm transmission service agreement have been executed between APS and the Yuma Project entity and have been accepted for filing by the Federal Energy Regulatory Commission ("FERC").

   The Yuma Project commenced commercial operation in May 1994. The project entity has executed steam sales contracts with an adjacent industrial entity to act as its thermal host in order to maintain its status as a QF, which is a requirement of its SDG&E contract. Since the industrial entity has the right under its contract to terminate the agreement upon one year's notice if a change in its technology eliminates its need for steam, and in any case to terminate the agreement at any time upon three years notice, there can be no assurance that the Yuma Project will maintain its status as a QF. However, if the industrial entity terminates the agreement, the Company anticipates that it will be able to locate an alternative thermal host in order to maintain its status as a QF or build a greenhouse at the site for which the Company believes it would obtain QF status. A natural gas supply and transportation agreement has been executed with Southwest Gas Corporation, terminable under certain circumstances by the Company and Southwest Gas Corporation. The Yuma Project is unleveraged other than intercompany debt.

   Roosevelt Hot Springs. The Company operates and owns an approximately 70% interest in a geothermal steam field which supplies geothermal steam to a 25 MW power plant owned by Utah Power & Light Company ("UP&L") located on the Roosevelt Hot Springs property under a 30-year steam sales

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contract. The Company obtained approximately $20.3 million of cash under a pre-sale agreement with UP&L whereby UP&L paid in advance for the steam produced by the steam field. The Company must make certain penalty payments to UP&L if the steam produced does not meet certain quantity and quality requirements.


   Desert Peak. The Company is the owner and operator of a 10 MW geothermal plant at Desert Peak, Nevada that is currently selling electricity to Sierra Pacific Power Company under a power sales agreement that expires December 31, 1995 and that may be extended on a year-to-year basis as agreed by the parties. The current price for electricity under this contract is 6.6cents per kWh, comprising an energy payment of 2.1cents per kWh (which is adjustable pursuant to an inflation-based index) and a capacity payment of 4.5cents per kWh. The Company is currently negotiating the terms of an extension to this contract.

MAGMA DOMESTIC PROJECT IN CONSTRUCTION

   Salton Sea Expansion Project. Subsidiaries of Magma are currently in the process of expanding the capacity of the Magma Plants through the construction of an additional geothermal power plant ("Salton Sea Unit IV") and of reducing the operating and maintenance costs of the Salton Sea I Project and the Salton Sea III Project by incorporating the pH Modification Process in the Salton Sea I Project and Salton Sea III Project. The pH Modification Project, together with the construction of Salton Sea Unit IV, is referred to herein as the "Salton Sea Expansion Project."

   The Salton Sea I Project had an option to supply an additional 20 MW of power to SCE under the Salton Sea I PPA (the "Salton Sea Option"). In addition, Magma, through its wholly-owned subsidiary, Fish Lake Power Company, acquired in 1992 a modified ISO4 Agreement (the "Fish Lake PPA") to supply electric power to SCE from a 16 MW geothermal power plant proposed to be built at Fish Lake in Esmeralda County, Nevada (the "Fish Lake Project").

   The CPUC has approved the restructuring of (i) the Salton Sea Option and
(ii) the Fish Lake PPA, whereby the originally contemplated Fish Lake Project would not be developed at its originally proposed site in Nevada and, instead, the Salton Sea Unit IV would be developed adjacent to the Salton Sea III Project under an amended and restated 30-year power sales agreement (the "Salton Sea IV PPA") which combines and consolidates the Salton Sea Option and the Fish Lake PPA.

   The Salton Sea Unit IV PPA provides for contract capacity payments on 34 MW of capacity at two different rates based on the respective contract capacities deemed attributable to the original Salton Sea Option (20 MW) and to the original Fish Lake PPA (14 MW). The capacity payment price for the 20 MW portion adjusts quarterly based upon specified indices and the capacity payment price for the 14 MW portion is a fixed levelized rate. The energy payment (for deliveries up to a rate of 39.6 MW) is at a fixed price for 55.6% of the total energy delivered by Salton Sea Unit IV and is based on an energy payment schedule for 44.4% of the total energy delivered by Salton Sea Unit IV. The contract has a 30-year term but SCE is not required to purchase the 20 MW of capacity and energy originally attributable to the Salton Sea Option after June 30, 2017, the original termination date of the Salton Sea I PPA.

   Salton Sea Unit IV will employ the pH Modification Process. The Salton Sea Unit IV project is being designed by The Dow Chemical Company, which is also managing the construction of the project. Based on the procurement and construction schedule, commercial operation is presently expected to begin by mid-year 1996.

   The pH Modification Process which is employed at the Salton Sea II Project has operated successfully since the Salton Sea II Project began operations in 1990. The Company believes that incorporating the pH Modification Process will enable the Salton Sea I Project, Salton Sea III Project and the Salton Sea Unit IV project to achieve a reduction in operating and maintenance costs and increased unit availability. The Company has estimated that operating and maintenance costs for plants utilizing the pH Modification Process are approximately 50% less than for its plants utilizing the existing "crystalizer/clarifier process." The pH Modification Process was developed by Union Oil Company of California and is licensed to Magma. Significant overall operating and maintenance cost savings are expected to be realized as a result of implementing the pH Modification Process.

   The targeted completion date for the Salton Sea Expansion Project is mid-year 1996. The total initial budgeted cost of the Salton Sea Expansion Project is $135 million. In connection with the Funding

Corporation Offering, CECI will agree to fund all construction costs, if any, which may be incurred in connection with the construction of the Salton Sea Expansion Project over and above such budgeted amount.

DOMESTIC PROJECTS IN DEVELOPMENT -- GENERAL

   The following is a summary description of certain information concerning the Company's and Magma's projects in development in the United States. Since these projects are still in development, however, there can be no assurance that this information will not change materially over time. In addition, there can be no assurance that development efforts on any particular project, or the Company's or Magma's efforts generally, will be successful. The Indenture also restricts Magma from making equity investments in the development of new projects which are not already operating or under construction unless the funds for such investments are obtained from CECI or other external sources. See "Description of the Notes--Certain Covenants--Limitation on Business and New Magma Project Developments."

MAGMA DOMESTIC PROJECT IN DEVELOPMENT

   The BRPU Award. Pursuant to an order of the CPUC dated June 22, 1994 (confirmed on December 21, 1994) (the "BRPU Award"), Magma was awarded 163 MW of power production through a bidding process adopted by the CPUC under its 1992 Biennial Resource Plan Update ("BRPU"). According to the BRPU Award, subsidiaries of Magma have the right to sell 69 MW to SCE and 94 MW to SDG&E, with in-service dates in 1997 and 1998. The FERC has held that the BRPU Award violates PURPA, and both SCE and SDG&E have to date challenged and may continue to challenge the BRPU Award on both substantive and procedural grounds. Accordingly, there can be no assurance that power sales agreements will be executed in respect of the BRPU Award or whether any of such projects will be completed.

   In light of the regulatory uncertainty concerning the BRPU awards resulting from such IOU challenges, in March 1995 Magma entered into a buyout and capacity option agreement with SCE relating to 69 MW of capacity awarded to Magma as a winning bidder in the BRPU solicitation. The agreement (which is subject to CPUC approval) provides for three lump sum termination payments by SCE in lieu of signing a power sales agreement for the 69 MW of BRPU capacity. The amount of the termination payments is subject to a confidentiality agreement but provides SCE's rate payers with substantial savings when compared to payments that would otherwise be made to Magma over the life of the proposed BRPU power sales agreement. The agreement also provides SCE with an option, which can be exercised at any time prior to February 2, 2002, to negotiate a power sales agreement for 69 MW of geothermal capacity and energy on commercially reasonable prices and terms, without giving effect to the termination payments previously paid.

COMPANY DOMESTIC PROJECT IN DEVELOPMENT

   Newberry. Under a Bonneville Power Administration ("BPA") geothermal pilot program, the Company is developing a 30 MW net geothermal project within the Newberry known geothermal resource area of Deschutes County, Oregon (the "Newberry Project"). Pursuant to two power sales agreements executed in September 1994, after the final environmental impact statement for the Newberry Project was issued, the Company agreed to sell 20 MW to BPA and 10 MW to Eugene Water and Electric Board ("EWEB") from the Newberry Project. In addition, BPA and EWEB together have an option to purchase up to an additional 100 MW of production from the Newberry Project under certain circumstances. In a public-private development effort, the Company is responsible for development, permitting, financing, construction and operation of the project (which will be 100% owned by the Company), while EWEB will cooperate in the development efforts by providing assistance with government and community affairs and sharing in the development costs (up to 30%). The Newberry Project is currently expected to commence commercial operation in 1997. The power sales agreements provide that under certain circumstances the contracts may be utilized at an alternative location. Completion of the Newberry Project is subject to a number of significant uncertainties and cannot be assured.


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

                            INTERNATIONAL PROJECTS


INTERNATIONAL PROJECTS IN CONSTRUCTION -- GENERAL


   The following is a summary description of certain information concerning the Company's and Magma's projects in construction in the Philippines and Indonesia. Since these projects are still in construction, however, there can be no assurance that this information will not change materially over time.

                            MAP OF THE PHILIPPINES

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                                IMAGE OMITTED:

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   THE PHILIPPINES. The Company believes that increasing industrialization, a rising standard of living and an expanding power distribution network has significantly increased demand for electrical power in the Philippines. According to the 1993 Power Development Program of the National Power Corporation of the Philippines ("NAPOCOR"), demand for electricity in the Philippines exceeds supply. NAPOCOR has also reported that its ability to sustain desired levels of electric production from existing facilities has been limited due to frequent breakdowns in many of its older electric generating plants. As a result, the Philippines has experienced severe power outages, with Manila suffering significant daily brownouts during much of 1993 and periodic brownouts during 1994. Although the occurrence of brownouts has been recently reduced, NAPOCOR has said that it still anticipates significant energy shortages in the future.

   In 1993, the Philippine Congress, pursuant to Republic Act No. 7648, granted President Ramos emergency powers to remedy the Philippine energy crisis, including authority to (i) exempt power projects from public bidding requirements, (ii) increase power rates and (iii) reorganize NAPOCOR. Until 1987, NAPOCOR had a monopoly on power generation and transmission in the Philippines. In 1987, then President Aquino issued Executive Order No. 215, which granted private companies the right to develop certain power generation projects, such as those using indigenous energy sources, on a "build-operate-transfer" or "build-transfer" basis. In 1990, the Philippine Congress enacted Republic Act No. 6957, which authorized private development of priority infrastructure projects on a "build-operate-transfer" and a "build-transfer" basis. In addition, under that Act, such power projects were made eligible for certain tax benefits, including exemption from Philippine national income taxes for at least six years and exemption from, or reimbursement for, customs duties and value added taxes on capital equipment to be

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

incorporated into such projects. In 1994, certain amendments to Republic Act No. 6957 were approved by the Philippine Congress and signed into law (Republic Act No. 7718). Among other things, such amendments provide for the financing of "unsolicited proposals" on a "build-operate-transfer" basis.

   In an effort to remedy the shortfall of electricity, the Philippines, NAPOCOR and the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC") continue to jointly solicit bids for private power projects. Among private power projects selected through this solicitation process were the Upper Mahiao (the "Upper Mahiao Project"), Mahanagdong (the "Mahanagdong Project"), Malitbog (the "Malitbog Project") and Alto Peak (the "Alto Peak Project") geothermal power projects, as described below. Geothermal power has been identified as a preferred alternative by the Philippine Government due to the domestic availability and the minimal environmental effects of geothermal power in comparison to other forms of power production. PNOC-EDC, which is responsible for developing the Philippines' domestic energy sources, has been successful in the exploration and development of geothermal resources.

   The Company and Magma have financed and commenced construction of the Upper Mahiao, Mahanagdong and Malitbog Projects, which have an aggregate net capacity of 500 MW, of which the Company's aggregate net ownership interest is 409 MW. The Malitbog Project is 100% owned by Magma and has a net capacity and net ownership interest of 216 MW.

                  MAP OF INDONESIA AND NEIGHBORING COUNTRIES

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                  [MAP OF INDONESIA AND NEIGHBORING COUNTRIES]


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   INDONESIA. Indonesia, which has the world's fourth largest population, has experienced rapid growth in electricity demand. The Company believes that load growth has exceeded 13% per annum since 1980. Furthermore, the Company believes that rapid expansion in industrial growth has created a backlog of unconnected industrial users in excess of 4,000 MW. In its sixth five-year plan, the Indonesian government has called for the addition of 12,000 MW of additional generating capacity by 1999. The long range plan calls for an additional 15,000 MW to be added by the year 2004. The plans call for approximately 75% of this capacity to be added by independent power producers. Although Indonesia is a member of OPEC and is also the world's largest exporter of liquified natural gas, the Government of

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Indonesia has announced that it wishes to maintain sufficient amounts of oil for export, which will require a shift to coal-fired generation and the use of other energy sources, such as geothermal.

   It is estimated that Indonesia has sufficient geothermal steam potential to generate 16,000 MW, centered in the Java and Sumatra areas (the two most populous of the 13,000 islands in Indonesia). To date, less than 150 MW of geothermal facilities have been commissioned.

   The Indonesian state-owned utility has recently been converted to a limited liability company, P.T. PLN (Persero) ("PLN"), as a first step toward the privatization of its two largest generating subsidiaries. The main objective of Indonesia's electric energy policy has been to secure a continuity of supply at reasonable rates for households (more than 50% of which have been reported to have no power) and to minimize the utilization of hydrocarbons. Rural electrification will remain an important component of the energy policy as PLN is targeting the addition of 2 million customers a year.

   Indonesia is rated "Baa3" by Moody's and "BBB" by S&P. The Company believes that Indonesia represents an attractive development opportunity, as it combines growing power needs with ample geothermal resources and creditworthy contract parties.


MAGMA INTERNATIONAL PROJECT IN CONSTRUCTION


   Malitbog. In December 1994, Magma closed the financing and commenced construction of the Malitbog Project, a 231 gross MW geothermal project, which will be located on the island of Leyte. The Malitbog Project is being built, owned and operated by Visayas Geothermal Power Company ("VGPC"), a Philippine general partnership that is wholly owned, indirectly, by Magma. VGPC will sell 100% of its capacity on substantially the same basis as described below for the Upper Mahiao Project to PNOC-EDC, which in turn will sell the power to NAPOCOR.

   The Malitbog Project has a total project cost of approximately $280 million, including interest during construction and project contingency costs. A consortium of international banks and OPIC have provided a total of $210 million of construction and term loan facilities, the $135 million international bank portion of which is supported by political risk insurance from OPIC. Magma's equity contribution to VGPC was $70 million, which is covered by political risk insurance from OPIC.

   The Malitbog Project is being constructed by Sumitomo Corporation ("Sumitomo") pursuant to a fixed-price, date-certain, turnkey supply and construction contract (the "Malitbog EPC"). The Malitbog EPC provides that certain liquidated damages will be paid by Sumitomo for failure to meet certain performance standards on scheduled test dates, including the payment of any liquidated damages or penalties required to be paid by VGPC to PNOC-EDC under an energy conversion agreement executed on September 10, 1993 (the "Malitbog ECA") (subject to limitations on the total amount of liquidated damages payable by Sumitomo). The Malitbog EPC also provides for the payment of certain liquidated damages on a per unit basis if upon completion of the facility tests do not demonstrate such unit's ability to operate at a net generating capacity of at least 74.1 MW. The liquidated damages for each generating unit are capped at 13 1/3 % of the total Malitbog EPC price. Pursuant to a reimbursement undertaking, Magma has agreed to reimburse Sumitomo for draws, if any, by PNOC-EDC on the construction bond provided by Sumitomo on behalf of Magma in excess of the liquidated damage amounts provided in the Malitbog EPC.

   Sumitomo is one of the principal trading and investment companies in Japan, and has built power plants around the world, often on a turnkey basis. As of March 31, 1995, Sumitomo had a credit rating of "Aa3" from Moody's. The Malitbog EPC requires Sumitomo to provide engineering, procurement, construction, start-up and testing services with respect to the facility.

   Construction of the facility has begun, with commercial operation of unit 1 scheduled to commence in July 1996 and commercial operation of unit 2 and unit 3 scheduled to commence in July 1997.

   Under the terms of the Malitbog ECA, VGPC will develop, construct, own and operate the Malitbog Project, convert steam supplied by PNOC-EDC at no cost into electricity and deliver such electricity, on behalf of PNOC-EDC to NAPOCOR. The Malitbog ECA specifies a minimum total net power- generating capacity of 216 MW for the Malitbog Project and provides for a two-phase construction period of three identical 77 gross MW units.

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

   The Malitbog Project will be located on land provided by PNOC-EDC at no cost. The electrical energy produced by the facility will be sold to PNOC-EDC on a "take-or-pay" basis. Specifically, PNOC-EDC will be obligated to make payments (the "Capacity Payments") to VGPC based upon the available capacity of the Malitbog Project. The Capacity Payments equal 100% of total revenues. The Capacity Payments will be payable so long as the Malitbog Project is available to produce electricity, even if the Malitbog Project is not operating due to scheduled maintenance, because PNOC-EDC fails to supply steam to the Malitbog Project as required or because NAPOCOR is unable (or unwilling) to accept delivery of electricity from the Malitbog Project. In addition, PNOC-EDC must continue to make the Capacity Payments if there is a force majeure event (e.g., war, nationalization, etc.) that affects the operation of the Malitbog Project and that is within the reasonable control of PNOC-EDC or the Government of the Philippines or any agency or authority thereof. The Capacity Payments are designed to cover, under expected operating conditions, the Malitbog Project's operating and maintenance expenses and VGPC's debt service and to provide a return on investment to the partners in VGPC. A substantial majority of the Capacity Payments are required to be made by PNOC-EDC in dollars. The portion of Capacity Payments payable by PNOC-EDC in pesos is expected to vary over the term of the Malitbog ECA from 10% of VGPC's revenues in the early years of the Cooperation Period (as defined below) to 23% of VGPC's revenues at the end of the Cooperation Period. Payments made in pesos will generally be made to a peso-denominated account and will be used to pay peso-denominated operation and maintenance expenses with respect to the Malitbog Project and Philippine withholding taxes, if any, on the Malitbog Project's debt service. The Government of the Philippines has entered into a performance undertaking (the "Performance Undertaking"), which provides that all of PNOC-EDC's obligations pursuant to the Malitbog ECA carry the full faith and credit of, and are affirmed and guaranteed by, the Government of the Philippines.

   The Malitbog ECA requires that completion of the first generating unit ("Unit 1") occur on or prior to July 25, 1996 and that completion of the second and third generating units (respectively, "Unit 2" and "Unit 3") occur on or prior to July 25, 1997, in each case subject to extension upon the occurrence of certain events (each such date, a "Guaranteed Completion Date"). VGPC will be subject to certain penalties if any generating unit does not achieve commercial operation by the applicable Guaranteed Completion Date, and PNOC-EDC may, in its sole discretion, terminate the Malitbog ECA if any generating unit does not achieve commercial operation within 90 days of the applicable Guaranteed Completion Date. Pursuant to the terms of the consent agreement (the "PNOC-EDC Consent Agreement") entered into by PNOC-EDC and VGPC, among others, PNOC-EDC has agreed that it will not so terminate the Malitbog ECA without providing the lenders and OPIC an additional 90 days within which to cure such abandonment. If the lenders and OPIC are proceeding with due diligence and in good faith to cure such abandonment, such period may be extended for an additional 90 days with PNOC-EDC's consent (which shall not be unreasonably withheld). In the event of such a termination, VGPC will transfer all of its right, title and interest in the Malitbog Project to PNOC-EDC upon payment by PNOC-EDC of the buy-out price for each generating unit that is not so delayed, but without compensation for any generating unit that is so delayed.

   The Malitbog ECA will expire on the date that is ten years after the date of commencement of commercial operation of Unit 3 (such period, the "Cooperation Period"). Upon expiration of the Malitbog ECA, VGPC will be obligated to transfer the Malitbog Project to PNOC-EDC, on an "as is" basis, without cost or compensation and free and clear of all liens, including any liens of the lenders.

   PNOC-EDC is obligated to purchase VGPC's interest in the facility under certain circumstances, including (i) certain material changes in policies or laws which adversely affect VGPC's interest in the project, (ii) any event of force majeure which delays performance by more than 90 days and (iii) certain other events. Prior to completion of the Malitbog Project, the buy-out price generally will be equal to 110% of all costs incurred through the date of the buy-out. In a post-completion buy-out, the price will be the net present value of the capital cost recovery fees that would have been due for the remainder of the Cooperation Period with respect to such generating unit(s).


OTHER COMPANY INTERNATIONAL PROJECTS IN CONSTRUCTION


   Upper Mahiao. In 1994, the Company closed the financing and commenced construction of the Upper Mahiao Project, a 128 gross MW geothermal project to be located in the Greater Tongonan area

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

of the island of Leyte in the Philippines. The Upper Mahiao Project is being built, owned and operated by CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), a Philippine corporation that is approximately 100% indirectly owned by the Company. It will sell 100% of its capacity on a "take-or-pay" basis (described below) to PNOC-EDC, which in turn will sell the power to NAPOCOR for distribution to the island of Cebu, located about 40 miles west of Leyte.

   The Upper Mahiao Project will have a total project cost of approximately $218 million, including interest during construction, project contingency costs and a debt service reserve fund. A consortium of international banks has committed to provide approximately $162 million in a project-financed construction loan, supported by political risk insurance from the Export-Import Bank of the United States ("ExIm Bank"). The largest portion of the term loan for the project will also be provided by ExIm Bank. The Company's equity contribution to the Upper Mahiao Project is $56 million. Subject to the pledge of the project company's stock to the lenders, the Company has arranged for political risk insurance of its equity investment through OPIC. The financing is collateralized by all the assets of the project.

   The Upper Mahiao Project is being constructed by Ormat, Inc. ("Ormat") and its affiliates pursuant to supply and construction contracts (collectively, the "Upper Mahiao EPC"), which, taken together, provide for the construction of the plant on a fixed-price, date-certain, turnkey basis. Ormat is an international manufacturer and construction contractor that builds binary geothermal turbines. It has provided its equipment to several geothermal power projects throughout the United States, the Philippines and internationally. The Upper Mahiao EPC provides liquidated damage protection of up to 30% of the Upper Mahiao EPC price. Ormat's performance under the Upper Mahiao EPC is backed by a completion guaranty of Ormat, by letters of credit in the amount of such 30% limitation and by a limited guaranty of Ormat Industries, Ltd., an Israeli corporation and the parent of Ormat, in each case for the benefit of the project lenders.

   Under the terms of an energy conversion agreement, executed on September 6, 1993 (the "Upper Mahiao ECA"), CE Cebu will build, own and operate the Upper Mahiao Project during the approximately two-year construction period and the ten-year cooperation period, after which ownership will be transferred to PNOC-EDC at no cost.

   The Upper Mahiao Project will be located on land provided by PNOC-EDC at no cost. It will take geothermal steam and fluid, also provided by PNOC-EDC at no cost, and convert its thermal energy into electrical energy to be sold to PNOC-EDC on a "take-or-pay" basis. Specifically, PNOC-EDC will be obligated to pay for the electric capacity that is nominated each year by CE Cebu, irrespective of whether PNOC-EDC is willing or able to accept delivery of such capacity. PNOC-EDC will pay to CE Cebu a fee (the "Capacity Fee") based on the plant capacity nominated to PNOC-EDC in any year (which, at the plant's design capacity, is approximately 95% of total contract revenues) and a fee (the "Energy Fee") based on the electricity actually delivered to PNOC-EDC (approximately 5% of total contract revenues). The Capacity Fee serves to recover the capital costs of the project, to recover fixed operating costs and to cover return on investment. The Energy Fee is designed to cover all variable operating and maintenance costs of the power plant. Payments under the Upper Mahiao ECA will be denominated in U.S. dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the Energy Fee, which will be used to pay Philippine peso-denominated expenses. The convertibility of Philippine peso receipts into U.S. dollars is insured by OPIC. Significant portions of the Capacity Fee and Energy Fee will be indexed to U.S. and Philippine inflation rates, respectively. PNOC-EDC's payment requirements, and its other obligations under the Upper Mahiao ECA, are supported by the Government of the Philippines through a performance undertaking.

   The payment of the Capacity Fee is not excused if PNOC-EDC fails to deliver or remove the steam or fluids or fails to provide the transmission facilities, even if its failure was caused by a force majeure event. In addition, PNOC-EDC must continue to make Capacity Fee payments if there is a force majeure event (e.g., war, nationalization, etc.) that affects the operation of the Upper Mahiao Project and that is within the reasonable control of PNOC-EDC or the government of the Philippines or any agency or authority thereof. If CE Cebu fails to meet certain construction milestones or the power plant fails to achieve 70% of its design capacity by the date that is 120 days after the scheduled completion date (as that date may be extended for force majeure and other reasons under the Upper Mahiao ECA), the Upper Mahiao Project may, under certain circumstances, be deemed "abandoned," in which case the Upper Mahiao Project must be transferred to PNOC-EDC at no cost, subject to any liens existing thereon.

   PNOC-EDC is obligated to purchase CE Cebu's interest in the facility under certain circumstances, including (i) extended outages resulting from the failure of PNOC-EDC to provide the required geothermal fluid, (ii) certain material changes in policies or laws which adversely affect CE Cebu's interest in the project, (iii) transmission failure, (iv) failure of PNOC-EDC to make timely payments of amounts due under the Upper Mahiao ECA, (v) privatization of PNOC-EDC or NAPOCOR and (vi) certain other events. Prior to completion of the Upper Mahiao Project, the buy-out price will be equal to all costs incurred through the date of the buy-out, including all Upper Mahiao Project debt, plus an additional rate of return on equity of ten percent per annum. In a post-completion buy-out, the price will be the net present value (at a discount rate based on the last published Commercial Interest Reference Rate of the Organization for Economic Cooperation and Development) of the total remaining amount of Capacity Fees over the remaining term of the Upper Mahiao ECA.

   Mahanagdong. In 1994 the Company also closed the financing and commenced construction of the Mahanagdong Project, a 180 gross MW geothermal project, which will also be located on the island of Leyte. The Mahanagdong Project will be built, owned and operated by CE Luzon Geothermal Power Company, Inc. ("CE Luzon"), a Philippine corporation that during construction is indirectly owned 50% by the Company and 50% by PKS. Up to a 10% financial interest in CE Luzon may be sold at completion to another industrial company at the option of such company. The Mahanagdong Project will sell 100% of its capacity on a similar basis as described above for the Upper Mahiao Project to PNOC-EDC, which in turn will sell the power to NAPOCOR for distribution to the island of Luzon.

   Mahanagdong has a total project cost of approximately $320 million, including interest during construction, project contingency costs and a debt service reserve fund. The capital structure consists of a project financing construction and term loan of approximately $240 million provided by OPIC, ExIm Bank and a consortium of international banks, and approximately $80 million in equity contributions. Political risk insurance from ExIm Bank has been obtained for the commercial lenders. The Company's equity investment for the Mahanagdong Project will be approximately $40 million. Subject to the pledge of the project company's stock to the lenders, the Company has arranged for political risk insurance on its equity investment through OPIC. The financing is collateralized by all the assets of the project.

   The Mahanagdong Project is being constructed by a consortium (the "EPC Consortium") of Kiewit Construction Group, Inc. ("KCG") and BHCO pursuant to fixed-price, date-certain, turnkey supply and construction contracts (collectively, the "Mahanagdong EPC"). The obligations of the EPC Consortium under the Mahanagdong EPC are supported by a guaranty of KCG at an aggregate amount equal to approximately 50% of the Mahanagdong EPC price. The Mahanagdong EPC provides for maximum liability for liquidated damages of up to $100.5 million and total liability of up to $201 million. KCG, a wholly owned subsidiary of PKS, is the lead member of the EPC Consortium, with an 80% interest. KCG performs construction services for a wide range of public and private customers in the U.S. and internationally. Construction projects undertaken by KCG during 1994 included transportation projects, including highways, bridges, airports and railroads, power facilities, buildings and sewer and waste disposal systems, and water supply systems, utility facilities, dams and reservoirs. KCG accounts for 70.0% of PKS's revenues, contributing $2.1 billion in revenues in 1994. KCG has an extensive background in power plant construction.

   BHCO will provide design and engineering services for the EPC Consortium, holding a 20% interest. The Company has provided a guaranty of BHCO's obligations under the Mahanagdong EPC Contract.

   The terms of an energy conversion agreement (the "Mahanagdong ECA"), executed on September 18, 1993, are substantially similar to those of the Upper Mahiao ECA. The Mahanagdong ECA provides for an approximately three-year construction period and a ten-year cooperation period. At the end of the cooperation period, the facility will be transferred to PNOC-EDC at no cost. All of PNOC-EDC's obligations under the Mahanagdong ECA are supported by the Government of the Philippines through a performance undertaking. The capacity fees are expected to be approximately 97% of total revenues at the design capacity levels, and the energy fees are expected to be approximately 3% of such total revenues.

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INTERNATIONAL PROJECTS IN DEVELOPMENT -- GENERAL

   The following is a summary description of certain information concerning the Company's projects in development in Indonesia and the Philippines. Since these projects are still in development, however, there can be no assurance that this information will not change materially over time. In addition, there can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful. Presently, Magma does not have any international projects under development. The Indenture contains certain restrictions on the ability of Magma to make equity investments in the development of new projects. See "Description of the Notes--Certain Covenants--Limitation on Business and New Magma Project Developments."

COMPANY INTERNATIONAL PROJECTS IN DEVELOPMENT

   Alto Peak. The Alto Peak project is a smaller geothermal project in the same general area of Leyte as the Upper Mahiao, Mahanagdong and Malitbog Projects. The Company and PNOC-EDC have executed a 70 MW net Energy Conversion Agreement, dated May 7, 1994. The general terms and conditions are similar to the Malitbog ECA. However, PNOC-EDC has not finalized the steam conditions (pressure, composition and ph) pending completion of the drilling and testing the geothermal wells that will supply steam to such project. Accordingly, completion of the Alto Peak project is subject to a number of significant uncertainties and cannot be assured.


   Casecnan. In November 1994, the Company signed a "Project Agreement" with the Philippine National Irrigation Administration ("NIA") to develop an estimated $320 million combined irrigation and hydroelectric power generation project (the "Casecnan Multipurpose Project"). Such project will deliver excess water from the Casecnan and Denip (Cagayan) watershed in Northern Luzon to the Pampanga watershed and the Pantabangan Reservoir for irrigation use in the Central Luzon Valley. The Casecnan Multipurpose Project, which has satisfied the requirements for an unsolicited proposal under the amended BOT law, will also provide approximately 140 MW of net electric generation capacity to the Luzon grid.

   The project agreement is structured as a build, operate and transfer agreement under which NIA will supply the water for the project and provides for a 20-year cooperation period with significant "take-or-pay" obligations for water and electricity. At the end of the 20-year cooperation period, the Casecnan Multipurpose Project will be transferred to NIA and NAPOCOR at no cost. The Company anticipates commencing construction in 1995.

   Completion of such project remains subject to a number of significant uncertainties, including arranging financing, obtaining certain required permits and licenses and completing construction, none of which can be assured.

   Dieng. On December 2, 1994, a subsidiary of the Company executed a joint operation contract (the "Dieng JOC") for the development of the geothermal steam field and geothermal power facilities at the Dieng geothermal field, located in Central Java (the "Dieng Project") with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina"), the Indonesian national oil company, and executed a "take-or-pay" energy sales contract (the "Dieng ESC") with both Pertamina and PLN, the Indonesian national electric utility.

   A subsidiary of the Company has entered into a joint development agreement with P.T. Himpurna Enersindo Abadi ("P.T. HEA"), its Indonesian partner, which is a subsidiary of Himpurna, an association of Indonesian military veterans, whereby the Company and P.T. HEA have agreed to work together on an exclusive basis to develop the Dieng Project (the "Dieng Joint Venture"). The Dieng Joint Venture is structured with subsidiaries of the Company having a minimum 47% interest, subsidiaries of PKS having the option to take a 47% interest and P.T. HEA having a 6% interest in the Dieng Project.

   Pursuant to the Dieng JOC and ESC, Pertamina will grant to the Dieng Joint Venture the geothermal field and the wells and other facilities presently located thereon and the Dieng Joint Venture will build, own and operate power production units with an aggregate capacity of up to 400 MW. The Dieng Joint Venture will accept the field operation responsibility for developing and supplying the geothermal steam and fluids required to operate the plants. The Dieng JOC is structured as a build-own-transfer agreement and will expire (subject to extension by mutual agreement) on the date which is the later of
(i) 42 years following effectiveness of the Dieng JOC and (ii) 30 years following the date of commencement of commercial generation of the final unit completed. Upon the expiration of the proposed Dieng JOC, all facilities will be transferred to Pertamina at no cost. The Dieng Joint Venture is required to pay Pertamina a production allowance equal to three percent of the Dieng Joint Venture's net operating income from the

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

Dieng Project, plus a further amount based upon the negotiated value of existing Pertamina geothermal production facilities that the Company expects will be made available by Pertamina.

   Pursuant to the Dieng ESC, PLN agreed to purchase and pay for all of the Project's capacity and energy output on a "take or pay" basis regardless of PLN's ability to accept such energy made available from the Dieng Project for a term equal to that of the Dieng JOC. The price paid for electricity includes a base energy price per kWh multiplied by the number of kWhs the plants deliver or are "capable of delivering," whichever is greater. Energy price payments are also subject to adjustment for inflation. PLN will also pay a capacity payment based on plant capacity. All such payments are payable in U.S. dollars.


   The Company presently intends to begin well testing by the second quarter of 1995 and to commence construction of an initial 55 MW unit in the 4th quarter of 1995, and then to proceed on a modular basis with construction of three additional units to follow shortly thereafter, resulting in an aggregate first phase net capacity at this site of 220 MW. The Company estimates that the total project cost of these units will be approximately $450 million. The next phase is expected to expand the total capacity to 400 MW. The cost of the full Dieng Project is estimated to approximate $1 billion. The Company anticipates a consortium consisting of KCG and BHCO will submit a proposal for the design and construction of the Dieng Project and that a subsidiary of the Company will be responsible for operating and managing the Dieng Project.


   The Dieng field has been explored domestically for over 20 years, and BHCO has been active in the area for more than five years. Pertamina has drilled a total of 27 wells to date. The Company has a significant amount of data, which it believes to be reliable as to the production capacity of the field. However, a number of significant steps, both financial and operational, must be completed before the Dieng Project can proceed further. These steps, none of which can be assured, include obtaining required regulatory permits and approvals, completing the well testing, entering into a construction agreement and other project contracts, and arranging financing.

   Patuha. The Company is also developing a geothermal power plant with respect to the Patuha geothermal field in Java, Indonesia (the "Patuha Project"). The Company has entered into a joint venture (the "Patuha Joint Venture") for Patuha with P.T. Enerindo Supra Abadi ("P.T. ESA"), an Indonesian company. P.T. ESA is an affiliate of the Bukaka Group, which has extensive experience in general construction, fabrication and electrical transmission construction in Indonesia. In exchange for project development services, P.T. ESA will receive a 10% equity interest in the Patuha Project with an option to acquire an additional 20% interest for cash upon the satisfaction of certain conditions. Subject to the exercise of that option, subsidiaries of the Company will have a 45% interest and subsidiaries of PKS will have the option to take a 45% interest in the Patuha Project.

   On December 2, 1994, the Patuha Joint Venture executed both a joint operation contract and an energy sales contract, each of which currently contains terms substantially similar to those described above for the Dieng Project. The Patuha Joint Venture intends to proceed on a modular basis similar to the Dieng Project, with an aggregate capacity of up to 400 MW. The Company estimates that the total cost will be approximately $1 billion. The Company presently intends to begin well testing and further exploration in the fourth quarter of 1995 with construction of the first unit expected to begin by 1996.


   The Company anticipates a consortium consisting of KCG and BHCO will submit a proposal for the design and construction of the Patuha Project and that a subsidiary of the Company will be responsible for operating and managing the Patuha Project. The Patuha Project remains subject to a number of significant uncertainties, as described above in connection with the Dieng Project, and there can be no assurance that the Patuha Project will proceed or reach commercial operation.


   Bali. The Company and PT Panutan Group, an Indonesian consortium of energy, oil, gas and mining companies, have formed a joint venture to pursue the development of geothermal resources in Bali (the "Bali Project") and to obtain a power sales contract from PLN.

   The Company presently intends to develop the Bali Project and other possible projects in Indonesia using a structure similar to that contemplated for the Dieng Project.

   The Bali Project remains subject to a number of significant uncertainties, as described above for the Dieng Project, and there can be no assurance that the Company will pursue the Bali Project or that it will proceed or reach commercial operation.

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                           DESCRIPTION OF THE NOTES


   The Notes will be issued under an Indenture (hereinafter referred to as the "Indenture") between the Company and The Bank of New York (hereinafter referred to as the "Trustee"). A copy of the form of the Indenture will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. A summary of certain defined terms used in the Indenture and referred to in the following summary description of the Notes is set forth below under "Certain Definitions."


GENERAL


   The Notes will be limited recourse senior secured obligations of the Company which will be secured by a pledge of the Collateral. The Company will lend the proceeds of the Notes to Magma in exchange for a secured term note of Magma (the "Secured Magma Note"). Except as noted below, the holders of the Notes will not have any recourse to the general assets of the Company and any claim against the Company for payment of the principal of, premium, if any, and interest on the Notes will be limited to the Collateral, the Magma Note Recourse Assets and the Restricted Payment Recourse Amount. The Notes will be limited to $200 million aggregate principal amount and will mature on
           , 2003.

   The principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially will be the principal corporate trust office of the Trustee), or at such additional offices or agencies as the Company from time to time may designate for such purpose. At the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address may appear in the Security Register. While the Notes are represented by Global Notes, the Company will make payments of principal and interest by wire transfer to the Depositary or its nominee, as the case may be, which will distribute payments to beneficial holders in accordance with its customary procedures. The Notes (other than Global Notes and beneficial interests therein) are transferable and exchangeable at the office of the Security Registrar. The Company has initially appointed the Trustee as the Paying Agent and the Security Registrar.


   Interest on the Notes will accrue at the rate of    % per annum and will
be payable semi-annually in arrears on each June    and December   ,
commencing December   , 1995, to the Holders thereof at the close of business
on the preceding             and            , respectively. Interest on
overdue principal and (to the extent permitted by applicable law) on overdue interest will accrue at a rate of 1% in excess of the rate per annum borne by the Notes. Interest on the Notes will be computed on the basis of a 360-day year of 12 30-day months.

   The Notes will be issued without coupons and in fully registered book-entry form only in denominations of $1,000 and integral multiples thereof.

   The Company is subject to the informational reporting requirements of Sections 13 and 15(d) under the Exchange Act and, in accordance therewith, files certain reports and other information with the Commission. See "Available Information." In addition, if Sections 13 and 15(d) cease to apply to the Company, the Company will covenant in the Indenture to file comparable reports and information with the Trustee and the Commission, and mail such reports and information to the Holders of the Notes at their registered addresses, for so long as any Notes remain outstanding.

OPTIONAL REDEMPTION

   The Notes may be redeemed at the Company's option, in whole or in part, at
any time on or after          , 2000 and prior to maturity, upon not less
than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed in percentages of principal amount) plus accrued interest if any, to the date of redemption, if redeemed during the 12-month period commencing on or after of the years set forth below:

 YEAR                       REDEMPTION PRICE
- -----------------------  --------------------
2000 ...................             %
2001 ...................             %
2002 and thereafter  ...             %


   If less than all the outstanding Notes are to be redeemed, the Notes or portions of Notes to be redeemed will be selected by the Trustee pro rata, by lot or otherwise in such manner as the Trustee deems to be fair and reasonable.


   The Notes will not be subject to any mandatory sinking fund.

REDEMPTION UPON COMPANY EQUITY OFFERING


   At any time, or from time to time, on or prior to   , 1998, the Company
may, at its option, use all or a portion of the net cash proceeds of one or more Company Equity Offerings (as defined below), within 90 days of such offering, to redeem up to an aggregate of 35% of the principal amount of the Notes originally issued (taken together with any Notes redeemed pursuant to the provisions described below under "Redemption Upon Magma Equity
Offering"), at a redemption price equal to       % of the principal amount
thereof plus accrued interest to the redemption date, provided that immediately following such redemption, at least $130 million principal amount of Notes remain outstanding. In order to effect the foregoing redemption with the proceeds of any Company Equity Offering, the Company shall send the redemption notice not later than 30 days prior to the redemption date. The Trustee shall select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable.

   As used in the preceding paragraph, "Company Equity Offering" means an underwritten public offering of Capital Stock (other than Redeemable Capital Stock) of the Company or a wholly owned Subsidiary of the Company, other than Magma and its Subsidiaries, pursuant to a registration statement filed with the Commission in accordance with the Securities Act or an offering of such Capital Stock exempt from registration under the Securities Act.


REDEMPTION UPON MAGMA EQUITY OFFERING


   The Company shall use all of the net cash proceeds of any Magma Equity Offering (as defined below), within 60 days of such offering, to redeem up to an aggregate of 35% of the principal amount of the Notes originally issued (taken together with any Notes redeemed pursuant to the provisions described above under "Redemption Upon Company Equity Offering"), at a redemption price
equal to   % of the principal amount thereof plus accrued interest to the redemption date, provided that immediately following such redemption, at least $130 million principal amount of Notes remain outstanding. See "Certain Covenants--Limitation on Issuance of Capital Stock of Magma" below. The Company shall send the redemption notice not later than 30 days prior to the redemption date. The Trustee shall select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable.


   As used in the preceding paragraph, "Magma Equity Offering" means an underwritten public offering of Capital Stock of Magma (other than Redeemable Capital Stock) by Magma pursuant to a registration statement filed with the Commission in accordance with the Securities Act or an offering of such Capital Stock exempt from registration under the Securities Act, in each case for fair market value, provided that a Magma Equity Offering shall not include an issuance of Capital Stock of Magma to the Company or its Subsidiaries for fair market value.

RANKING


   The Notes will be limited recourse senior secured obligations of the Company which will be secured by a pledge of the Collateral. The Company will lend the proceeds of the Notes to Magma in exchange for the Secured Magma Note. The terms of the Secured Magma Note will be substantially identical to the terms of the Notes. The Secured Magma Note will be secured by an assignment of certain unencumbered assets of Magma.


   The Company's liability under the Indenture and the Notes and the Trustee's and the Holders' rights to recover against the Company under the Indenture is limited to (i) the Collateral, (ii) the Magma Note Recourse Assets and (iii) general assets of the Company in an amount equal to the Restricted Payment Recourse Amount and the proceeds realized by the Trustee upon the sale or other realization of such assets. The holders of the Notes will have a security interest in the Collateral, but will not have a security interest in the Magma Note Recourse Assets and the other general assets of the Company.


   Subject to the limited recourse set forth in the immediately preceding paragraph, the Company agrees to pay any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under the Notes.


   As of March 31, 1995, Magma's total consolidated indebtedness was $664.9 million (excluding deferred income), its total consolidated assets were $1,387.9 million and its stockholders' equity was $502.7 million. As of such date, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the application of the net proceeds therefrom, Magma's total consolidated indebtedness would have been $739.9 million (excluding deferred income), its total consolidated assets would have been $1,462.9 million and its stockholders' equity would have been $502.7 million. As of March 31, 1995, the Company's total consolidated indebtedness (including Magma) was $1,544.9 million (excluding deferred income), its total consolidated assets were $2,339.8 million and its stockholders' equity was $485.4 million. As of such date, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the application of the net proceeds therefrom, the Company's total consolidated indebtedness (including indebtedness of Magma) would have been $1,619.9 million (excluding deferred income), its total consolidated assets would have been $2,414.8 million and its stockholders' equity would have been $485.4 million. See "Prospectus Summary--Summary Pro Forma Condensed Combined Unaudited Financial Information," "--Magma Summary Consolidated Historical Financial and Operating Data," "--CECI Summary Consolidated Historical Financial and Operating Data" and "Capitalization." The Indenture does not limit the amount of Non-Recourse Debt which may be incurred by the Company or Magma or at the subsidiary or project level. As a result, the Notes are effectively subordinated to any secured Non-Recourse Debt of Magma and to indebtedness and other obligations of the Company's or Magma's subsidiaries and the partnerships and joint ventures in which the Company or Magma has direct or indirect interests. As of March 31, 1995, on a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering and the application of the net proceeds therefrom there would have been approximately $1,255.0 million of indebtedness and other liabilities, which represented CECI's proportionate share of joint venture and subsidiary debt, which would be effectively senior to the Notes, substantially all of which would have been secured by the assets of such joint ventures and subsidiaries. See "Risk Factors-- Substantial Leverage."


SECURITY


   Pursuant to the Indenture the Company will assign and pledge and cause to be assigned and pledged to the Trustee, for its benefit and the benefit of the holders of the Notes, a security interest in (i) all of the Capital Stock of Magma now owned or hereafter acquired by the Company or any of its Subsidiaries, (ii) all Magma Equity Offering Pledged Shares, if any and (iii) all dividends (other than dividends paid in accordance with "Certain Covenants--Limitation on Restricted Payments" below), cash, instruments and other property and proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any of the foregoing.

   The security interest in the Collateral will be a first priority security interest. However, absent any Default, the Company and each Magma Equity Holder will be able to vote, as each sees fit in its sole discretion, the Capital Stock of Magma it pledged, provided that no vote may be cast, and no consent, waiver or ratification given or action taken, which would be inconsistent with or violate any provision of the Indenture, the Notes, the Secured Magma Note or any Pledge Agreement.

   Upon satisfaction by the Company of the conditions to its legal defeasance option or its covenant defeasance option or the discharge of the Indenture, the Lien granted under the Indenture and each Pledge Agreement on all the Collateral will terminate and all the Collateral will be released without any further action by the Trustee or any other person.

   If an Event of Default occurs under the Indenture, the Trustee, on behalf of the Holders of the Notes, in addition to any rights or remedies available to it under the Indenture or Pledge Agreements, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of foreclosure proceedings. The proceeds received by the Trustee from any foreclosure will be applied by the Trustee first to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the Indenture or the Pledge Agreements and, thereafter, to pay the Default Amount on the Notes. However, the Trustee's right under the Indenture or the Pledge Agreements to dispose of the Collateral upon an Event of Default could be significantly impaired if CECI or a Magma Equity Holder were to become the subject of a case under Title 11 of the United States Code (the "Bankruptcy Code") prior to the Trustee's having disposed of the Collateral. Under the Bankruptcy Code, secured creditors, such as the Trustee, are prohibited from disposing of their collateral, without bankruptcy court approval. Moreover, even upon an Event of Default, the Bankruptcy Code would permit the debtor to continue to vote the Capital Stock of Magma or to otherwise use the Collateral if the Trustee is given "adequate protection" of its interest in the Collateral.

   The holders of the Notes will have no recourse to any assets of the Company, other than the Collateral, the Magma Note Recourse Assets and general assets of the Company in an amount equal to the Restricted Payment Recourse Amount. In addition, Holders will not have a security interest in any assets of the Company, other than the Collateral.


GLOBAL NOTES

   The Notes will be issued in the form of registered global notes that will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary's nominee. Unless and until exchanged in whole or in part for Notes in certificated registered form, the Global Notes may not be transferred except as a whole by the Depositary to another nominee of the Depositary or to a successor depositary or a nominee of such successor.

   Upon the issuance of the Global Notes, the Depositary will credit on its book-entry registration and transfer system, the principal amount of the Notes represented by the Global Notes to accounts of participant institutions that have accounts with the Depositary. The accounts to be credited shall be designated by the Underwriters, dealers or agents. Owners of beneficial interests in the Global Notes that are not participants or Persons that may hold through participants but desire to purchase, sell or otherwise transfer ownership of the Notes by book-entry on the records of the Depositary may do so only through participants and Persons that may hold through participants. Because the Depositary can only act on behalf of participants and Persons that may hold through participants, the ability of an owner of a beneficial interest in the Global Notes to pledge Notes to Persons that do not participate in the book-entry registration and transfer system of the Depositary, or otherwise take actions in respect of such Notes, may be limited. In addition, the laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

   So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes registered in their name, will not receive or be entitled to receive physical delivery of the Notes in certificated form and will not be considered the owners or Holders thereof under the Indenture.

   Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such Global Note desires to take any action that the Depositary, as the Holder of the Global Notes, is entitled to take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to take such action, and such participants would authorize beneficial owners holding through such participants to take such action or would otherwise act upon the instructions of beneficial owners holding through them.

   Payment of principal of, premium, if any, and interest on the Global Notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner of the Global Notes. None of the Company, the Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Depositary has advised the Company and the Trustee that its current practice is upon receipt of any payment of principal, premium, if any, or interest, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Notes as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants. Owners of beneficial interests in the Global Notes that hold through the Depositary under a book-entry format (as opposed to holding certificates directly) may experience some delay in the receipt of interest payments since the Depositary will forward payments to its participants, which in turn will forward them to Persons that hold through participants or such owners.

   If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company or the Depositary within ninety days, the Company will issue Notes in definitive form in exchange for the Global Notes. In addition, the Company or the Depositary may at any time and in its sole discretion determine not to have the Notes represented by the Global Notes and, in such event, the Company will issue Notes in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

   The Depositary has advised the Company and the Underwriter as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of participants and to facilitate the clearance and settlement of securities transactions among the participants in deposited securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depositary only through participants or indirect participants. The rules applicable to the Depositary and the participants are on file with the Commission. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

CERTAIN COVENANTS

   The Indenture will contain certain covenants, including the ones summarized below, which covenants will be applicable (unless they are waived or amended or unless the Notes are defeased, see "Defeasance" below) so long as any of the Notes are outstanding.

 Limitation on Debt

   The Company will not permit Magma to Incur any Debt, including Acquisition Debt, unless, after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, the Fixed Charge Ratio of Magma would be equal to or greater than 2.0 to 1.


   Notwithstanding the foregoing, Magma may Incur each and all of the following: (i) Magma Refinancing Debt, (ii) Debt of Magma to any of its Restricted Subsidiaries or any Eligible Joint Venture that is expressly subordinated in right of payment to the Notes, provided that any transfer of such Debt by a Restricted Subsidiary of Magma or an Eligible Joint Venture (other than to another Restricted Subsidiary of Magma or another Eligible Joint Venture), or any transfer of Magma's ownership interest, or a portion thereof, in such Restricted Subsidiary or such Eligible Joint Venture or the interest, or a portion thereof, of Kiewit in a Permitted Joint Venture or an Eligible Joint Venture (which transfer has the effect of causing such Restricted Subsidiary or such Eligible Joint Venture to cease to be a Restricted Subsidiary or an Eligible Joint Venture, as the case may be), will be deemed to be an Incurrence of Debt that is subject to the provisions of this covenant other than this clause (ii), (iii) Debt in an aggregate principal amount not to exceed $50 million outstanding at any one time may be issued under or in respect of Permitted Working Capital Facilities, (iv) Non-Recourse Debt Incurred in respect of a Permitted Facility in which Magma has a direct or indirect interest, provided that in the case of any Non-Recourse Debt Incurred by Magma, such Debt is expressly subordinated to the Secured Magma Note, and the final Stated Maturity of such Non-Recourse Debt will not be sooner than the Stated Maturity of the Notes and the Secured Magma Note, (v) Debt in respect of Currency Protection Agreements or Interest Rate Protection Agreements, (vi) Purchase Money Debt, provided that the amount of such Debt (net of any original issue discount) does not exceed 90% of the fair market value of the Property acquired, (vii) the Notes and other Debt outstanding as of the date of original issuance of the Notes (other than Debt to the extent that it is extinguished, retired, defeased or repaid in connection with the original issuance of the Notes), including Debt that is Incurred in respect of interest or discount on such Debt (or Redeemable Stock issued as dividends in respect of Redeemable Stock) pursuant to the terms of the agreement or instrument that governs such Debt (or such Redeemable Stock) as in effect on the date of original issuance of the Notes, (viii) the Secured Magma Note and (ix) Debt in an aggregate principal amount not to exceed $50 million outstanding at any one time.


 Limitation on Subsidiary Debt

   The Company will not permit any Restricted Subsidiaries of Magma or any Eligible Joint Venture, to Incur any Debt.

   Notwithstanding the foregoing, each and all of the following Debt may be Incurred by a Restricted Subsidiary or an Eligible Joint Venture: (i) Debt outstanding as of the date of original issuance of the Notes, (ii) Debt owed by a Restricted Subsidiary or an Eligible Joint Venture to Magma or another Restricted Subsidiary of Magma or another Eligible Joint Venture that either directly or indirectly owns all or a portion of Magma's interest in, or directly or indirectly is owned by, such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, and that does not own any Permitted Facility or a direct or indirect interest therein, other than the Permitted Facility or any other Permitted Facility that is located on the same localized geothermal reservoir or a direct or indirect interest therein owned by such Restricted Subsidiary or Eligible Joint Venture, (iii) Non-Recourse Debt Incurred in respect of a Permitted Facility in which such Restricted Subsidiary or such Eligible Joint Venture has a direct or an indirect interest (which may include Construction Financing provided by Magma to the extent permitted under the covenant described under "Limitation on Restricted Payments" below as a "Permitted Investment"), (iv) Subsidiary Refinancing Debt, (v) Acquired Debt, (vi) Debt in respect of Currency Protection Agreements or Interest Rate Protection Agreements and (vii) Permitted Funding Company Loans.

 Limitation on Restricted Payments

   The Company will not permit Magma or any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to, directly or indirectly, make any Restricted Payment unless at the time of such Restricted Payment and after giving effect thereto (a) no Event of Default and no event that, after the giving of notice or lapse of time or both, would become an Event of Default, has occurred and is continuing, (b)

Magma could Incur at least $1 of Debt under the provision described in the first paragraph of "Limitation on Debt" above and (c) the aggregate amount of all Restricted Payments made by Magma, its Restricted Subsidiaries and the Eligible Joint Ventures (the amount so made, if other than in cash, to be determined in good faith by the Chief Financial Officer of the Company, as evidenced by an Officers' Certificate, or, if more than $15 million, by the Board of Directors of the Company, as evidenced by a Board resolution) after the date of original issuance of the Notes, is less than the sum (without duplication) of (i) 50% of the Adjusted Consolidated Net Income of Magma for the period (taken as one accounting period) beginning on the first day of the first fiscal quarter that begins after the date of the original issuance of the Notes and ending on the last day of the fiscal quarter immediately prior to the date of such calculation, provided that if throughout any fiscal quarter within such period the Ratings Categories applicable to the Notes are rated Investment Grade by S&P and Moody's (or if both do not make a rating of the Notes publicly available, an equivalent Rating Category is made publicly available by another Rating Agency), then 75% (instead of 50%) of the Adjusted Consolidated Net Income (if more than zero) with respect to such fiscal quarter will be included pursuant to this clause (i), and provided further that if Adjusted Consolidated Net Income for such period is less than zero, then minus 100% of the amount of such net loss, plus (ii) 100% of the aggregate net cash proceeds received by Magma from and after the date of original issuance of the Notes from (A) the issuance and sale (other than to a Restricted Subsidiary or an Eligible Joint Venture) of its Capital Stock (excluding Redeemable Stock, but including Capital Stock other than Redeemable Stock issued upon conversion of, or in exchange for Redeemable Stock or securities other than its Capital Stock), (B) the issuance and sale or the exercise of warrants, options and rights to purchase its Capital Stock (other than Redeemable Stock), (C) the issuance and sale of convertible Debt upon the conversion of such convertible Debt into Capital Stock (other than Redeemable Stock), but excluding the net proceeds from the issuance, sale, exchange, conversion or other disposition of its Capital Stock (I) that is convertible (whether at the option of Magma or the holder thereof or upon the happening of any event) into (x) any security other than its Capital Stock or
(y) its Redeemable Stock or (II) that is Capital Stock referred to in clauses
(ii) and (iii) of the definition of "Permitted Payment," and (D) the Company in the form of a capital contribution or other equity advance but only to the extent that such capital contribution or other equity advance increases the shareholders' equity account on Magma's balance sheet, plus (iii) the net reduction in Investments of the types specified in clauses (iv) and (v) of the definition of "Restricted Payment" that result from payments of interest on Debt, dividends, or repayment of loans or advances, the proceeds of the sale or disposition of the Investment or other return of the amount of the original Investment to Magma, the Restricted Subsidiary or the Eligible Joint Venture that made the original Investment from the Person in which such Investment was made, provided that (x) the aggregate amount of such payments will not exceed the amount of the original Investment by Magma or such Restricted Subsidiary that reduced the amount available pursuant to this clause (c) for making Restricted Payments and (y) such payments may be added pursuant to this clause (iii) only to the extent such payments are not included in the calculation of Adjusted Consolidated Net Income, provided further that if Investments of the types specified in clauses (iv) and (v) of the definition of "Restricted Payment" have been made in any Person and such Person thereafter becomes a Restricted Subsidiary or an Eligible Joint Venture, then the aggregate amount of such Investments (to the extent that they have reduced the amount available pursuant to this clause (c) for making Restricted Payments), net of the amounts previously added pursuant to this clause (iii), may be added to the amount available for making Restricted Payments (such aggregate available amount, the "Available Restricted Payment Amount"). The foregoing clause (c) will not prevent the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of this covenant. Notwithstanding the foregoing, the Company may permit Magma, Magma's Restricted Subsidiaries and the Eligible Joint Ventures to make any Restricted Payments so long as the Company receives 100% of the amount of such Restricted Payment; provided, however, that, subject to the following two sentences, the holders of the Notes will have recourse to a portion of the general assets of the Company in an amount equal to the aggregate amount of any Restricted Payments to the Company, which together with the aggregate amount of all other Restricted Payments made by Magma, its Restricted Subsidiaries and the Eligible Joint Ventures (such amount to be determined in accordance with clause (c) above), exceeds the Available Restricted Payment Amount (the "Restricted Payment Recourse Amount"). At the Company's option, either (i) the Available Restricted Payment Amount shall be increased or (ii) the Restricted Payment Recourse Amount shall be reduced, in either case, by an amount equal to the amount of any (A) repayment by the Company to Magma or its Restricted Subsidiaries or Eligible Joint

Ventures of any loans or advances made to the Company by the entity that receives such repayment and (B) capital contributions or other equity advances by the Company to Magma or its wholly owned Restricted Subsidiaries, but only to the extent that such capital contribution or other equity advance increases the shareholders' equity account on Magma's or such wholly owned Restricted Subsidiary's balance sheet, provided that the aggregate amount of such increases and reductions shall not exceed the aggregate amount of Restricted Payments that constituted or increased the Restricted Payment Recourse Amount pursuant to the immediately preceding sentence. The amount of any increase in the Available Restricted Payment Amount or reduction in the Restricted Payment Recourse Amount made pursuant to the immediately preceding sentence shall not also be used to increase the Available Restricted Payment Amount pursuant to the calculation set forth in clause (c) above.

   None of Magma or any of its Restricted Subsidiaries or any Eligible Joint Venture will be deemed to have made an Investment at the time that a Person that is a Restricted Subsidiary of Magma or an Eligible Joint Venture ceases to be a Restricted Subsidiary or an Eligible Joint Venture (other than as a result of being designated as an Unrestricted Subsidiary), although any subsequent Investment made by Magma, its Restricted Subsidiaries and the Eligible Joint Ventures in such Person will be Investments that will be subject to the foregoing paragraph unless and until such time as such Person becomes a Restricted Subsidiary or an Eligible Joint Venture. Notwithstanding the foregoing, (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, in the manner provided in the definition of "Unrestricted Subsidiary," will be an Investment that will be subject to the foregoing paragraph and (ii) the transfer of Magma's interest (or any portion thereof) in an entity that has been deemed to be an Eligible Joint Venture, directly or indirectly, to an Unrestricted Subsidiary will be an Investment (to the extent of the interest transferred) that will be subject to the foregoing paragraph.


   Restricted Payments are defined in the Indenture to exclude Permitted Payments, which include Permitted Investments. See "Certain Definitions" below.

 Limitation on Dividends and Other Payment Restrictions Affecting
Subsidiaries


   The Company will not permit Magma or any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to, create or cause to become, or as a result of the acquisition of any Person or Property, or upon any Person becoming a Restricted Subsidiary or an Eligible Joint Venture, remain subject to, any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary or any Eligible Joint Venture to (a) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary or such Eligible Joint Venture owned by Magma, any other Restricted Subsidiary or any other Eligible Joint Venture, (b) make payments in respect of any Debt owed to Magma, any other Restricted Subsidiary of Magma or any Eligible Joint Venture, (c) make loans or advances to Magma or to any other Restricted Subsidiary of Magma or any other Eligible Joint Venture that is directly or indirectly owned by such Restricted Subsidiary or such Eligible Joint Venture or (d) transfer any of its Property to Magma or to any other Restricted Subsidiary or any other Eligible Joint Venture that directly or indirectly owns or is owned by such Restricted Subsidiary or such Eligible Joint Venture, other than those encumbrances and restrictions created or existing (i) on the date of the original issuance of the Notes, (ii) pursuant to the Indenture, (iii) in connection with the Incurrence of any Debt permitted under the provisions described in clause (iii) of the second paragraph of "Limitation on Subsidiary Debt" above, provided that, in the case of Debt owed to Persons other than Magma, its Restricted Subsidiaries and any Eligible Joint Venture, the President or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such encumbrances or restrictions are required to effect such financing and are not materially more restrictive, taken as a whole, on the ability of the applicable Restricted Subsidiary or the applicable Eligible Joint Venture to make the payments, distributions, loans, advances or transfers referred to in clauses
(a) through (d) above than encumbrances and restrictions, taken as a whole, customarily accepted (or, in the absence of any industry custom, reasonably acceptable) in comparable financings or comparable transactions in the applicable jurisdiction, (iv) in connection with the execution and delivery of an electric power or thermal energy purchase contract, or other contract related to the output or product of, or services rendered by a Permitted Facility, to which such Restricted Subsidiary or such Eligible Joint Venture is the supplying party or other contracts with customers, suppliers and contractors to which such Restricted Subsidiary or such Eligible Joint Venture is a party and where such Restricted Subsidiary or such Eligible Joint Venture is engaged, directly or indirectly, in the development, design, engineering, procurement, construction, acquisition, ownership, management or operation of such Permitted Facility, provided that the President or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such encumbrances or restrictions are required to effect such contracts and are not materially more restrictive, taken as a whole, on the ability of the applicable Restricted Subsidiary or the applicable Eligible Joint Venture to make the payments, distributions, loans, advances or transfers referred to in clauses
(a) through (d) above than encumbrances and restrictions, taken as a whole, customarily accepted (or, in the absence of any industry custom, reasonably acceptable) in comparable financings or comparable transactions in the applicable jurisdiction, (v) in connection with any Acquired Debt, provided that such encumbrance or restriction was not incurred in contemplation of such Person becoming a Restricted Subsidiary or an Eligible Joint Venture and provided further that such encumbrance or restriction does not extend to any other Property of such Person at the time it became a Restricted Subsidiary or an Eligible Joint Venture, (vi) in connection with the Incurrence of any Debt permitted under clause (iv) of the provision described in the second paragraph of "Limitation on Subsidiary Debt" above, provided that, in the case of Debt owed to Persons other than Magma and its Restricted Subsidiaries, the President or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such encumbrances or restrictions taken as a whole are not materially more restrictive than the encumbrances and restrictions applicable to the Debt and/or equity being exchanged or refinanced, (vii) customary non-assignment provisions in leases or other contracts entered into in the ordinary course of business of Magma, any Restricted Subsidiary or any Eligible Joint Venture, (viii) any restrictions imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or Property of any Restricted Subsidiary or Joint Venture that apply pending the closing of such sale or disposition, (ix) in connection with Liens on the Property of such Restricted Subsidiary or such Eligible Joint Venture that are permitted by the covenant described under "Limitation on Liens" below but only with respect to transfers referred to in clause (d) above or (x) in connection with the Incurrence of any Debt permitted under clause (ii) of the provisions described in the second paragraph of "Limitation on Subsidiary Debt" above.


 Limitation on Dispositions


   Subject to the covenant described under "Mergers, Consolidations and Sales of Assets" below, the Company will not permit Magma or any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to make, any Asset Disposition unless (i) Magma, the Restricted Subsidiary or the Eligible Joint Venture, as the case may be, receives consideration at the time of each such Asset Disposition at least equal to the fair market value of the Property or securities sold or otherwise disposed of (to be determined in good faith by the Chief Financial Officer of the Company, as evidenced by an Officers' Certificate, or, if more than $15 million, by the Board of Directors of the Company, as evidenced by a Board resolution), (ii) at least 85% of such consideration is received in cash or Cash Equivalents or, if less than 85%, the remainder of such consideration consists of Property related to the business of Magma as described in the first sentence of the covenant described under "Limitation on Business and New Magma Project Developments" below, and (iii) unless otherwise required under the terms of Senior Debt, at Magma's election, the Net Cash Proceeds are either (A) invested in the business of Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture or (B) applied to the payment of any Debt of Magma or any of its Restricted Subsidiaries or any Eligible Joint Venture (or as otherwise required under the terms of such Debt), provided that, no such payment of Debt (x) under Permitted Working Capital Facilities or any other revolving credit agreement will count for this purpose unless the related loan commitment, standby facility or the like will be permanently reduced by an amount equal to the principal amount so repaid or (y) owed to Magma, a Restricted Subsidiary thereof or an Eligible Joint Venture will count for this purpose, provided further that such investment or such payment, as the case may be, must be made within 365 days from the later of the date of such Asset Disposition or the receipt by Magma, such Restricted Subsidiary or such Eligible Joint Venture of the Net Cash Proceeds related thereto. Any Net Cash Proceeds from Asset Dispositions that are not applied as provided in clause
(A) or (B) of the preceding
sentence will constitute "Excess Proceeds." Excess Proceeds will be applied, as described below, to make an offer (an "Excess Proceeds Offer") to purchase Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued interest, if any, to the date of purchase.

   Notwithstanding anything in the foregoing to the contrary, Magma, its Restricted Subsidiaries and the Eligible Joint Ventures may exchange with other Persons (i) Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture for Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture, (ii) Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture for Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture, (iii) Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture for Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture and (iv) Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture for Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture, provided that in each case the fair market value of the Property received is at least equal to the fair market value of the Property exchanged as determined in good faith by the Chief Financial Officer of the Company, as evidenced by an Officers' Certificate, or, if more than $25 million, by the Board of Directors of the Company, as evidenced by a Board resolution, provided, further that the Investment in the Property received in the exchanges described in clauses
(ii) and (iii) of the prior sentence will be subject to the covenant described under "Limitation on Restricted Payments" above.

   To the extent that any or all of the Net Cash Proceeds of any Foreign Asset Disposition are prohibited from (or delayed in) being repatriated to the United States by applicable local law, the portion of such Net Cash Proceeds so affected will not be required to be applied at the time provided above but may be retained by any Restricted Subsidiary or any Eligible Joint Venture so long, but only so long, as the applicable local law does not permit (or delays) repatriation to the United States. If such Net Cash Proceeds are transferred by the Restricted Subsidiary or Eligible Joint Venture that conducted the Foreign Asset Disposition to another Restricted Subsidiary or Eligible Joint Venture, the Restricted Subsidiary or Eligible Joint Venture receiving such Net Cash Proceeds must not be directly or indirectly obligated on any Debt owed to any Person other than Magma. The Company will take or cause Magma or such Restricted Subsidiary or such Eligible Joint Venture to take all actions required by the applicable local law to permit such repatriation promptly. Once repatriation of any of such Net Cash Proceeds is permitted under the applicable local law, repatriation will be effected immediately and the repatriated Net Cash Proceeds will be applied in the manner set forth in this covenant as if such Asset Disposition had occurred on the date of such repatriation. In addition, if the Chief Financial Officer of the Company determines, in good faith, as evidenced by an Officers' Certificate, that repatriation of any or all of the Net Cash Proceeds of any Foreign Asset Disposition would have a material adverse tax consequence to Magma, the Net Cash Proceeds so affected may be retained outside of the United States by the applicable Restricted Subsidiary or the applicable Eligible Joint Venture for so long as such material adverse tax consequence would continue. Notwithstanding the foregoing provisions of this paragraph to the contrary, if applicable local law prohibits (or delays) the repatriation of Net Cash Proceeds of a Foreign Asset Disposition but such local law does not prohibit the application of such Net Cash Proceeds pursuant to the first sentence of the first paragraph of this covenant, Magma may apply such Net Cash Proceeds pursuant to such provision.

   If the Notes tendered pursuant to an Excess Proceeds Offer have an aggregate purchase price that is less than the Excess Proceeds available for the purchase of the Notes, Magma may use the remaining Excess Proceeds for general corporate purposes without regard to the provisions of this covenant. The Company will not be required to make an Excess Proceeds Offer pursuant to this covenant if the Excess Proceeds available therefor are less than $10 million, provided that the lesser amounts of such Excess Proceeds will be carried forward and cumulated for each 36 consecutive month period for purposes of determining whether an Excess Proceeds Offer is required with respect to any Excess Proceeds of any subsequent Asset Dispositions. Any such lesser amounts so carried forward and cumulated need not be segregated or reserved and may be used for general corporate purposes, provided that such use will not reduce the amount of cumulated Excess Proceeds or relieve the Company of its obligation hereunder to make an Excess Proceeds Offer with respect thereto.

   The Company will make an Excess Proceeds Offer by mailing to each Holder, with a copy to the Trustee, within 30 days after the receipt of Excess Proceeds that cause the cumulated Excess Proceeds to exceed $10 million, a written notice that will specify the purchase date, which will not be less than 30 days nor more than 60 days after the date of such notice (the "Excess Proceeds Purchase Date"), that will contain certain information concerning the business of the Company and Magma that the Company believes in good faith will enable the Holders to make an informed decision and that will contain information concerning the procedures applicable to the Excess Proceeds Offer (including, without limitation, the right of withdrawal) and the effect of such Excess Proceeds Offer on the Notes tendered. Holders that elect to have their Notes purchased will be required to surrender such Notes at least one Business Day prior to the Excess Proceeds Purchase Date. If at the expiration of the Excess Proceeds Offer period the aggregate purchase price of the Notes properly tendered by Holders pursuant to the Excess Proceeds Offer exceeds the amount of such Excess Proceeds, the Notes or portions of Notes to be accepted for purchase will be selected by the Trustee in such manner as the Trustee deems to be fair and appropriate in the circumstances.

   If the Company is prohibited by applicable law from making the Excess Proceeds Offer or purchasing Notes thereunder, the Company need not make an Excess Proceeds Offer pursuant to this covenant for so long as such prohibition is in effect.

   The Company will comply with all applicable tender offer rules, including, without limitation, Rule 14e-1 under the Exchange Act, in connection with an Excess Proceeds Offer.


 Limitation on Transactions with Affiliates


   The Company will not permit Magma or any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of Property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Affiliate of Magma, such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, unless (i) such business, transaction or series of related transactions is in the best interest of Magma, such Restricted Subsidiary or such Eligible Joint Venture, (ii) such business, transaction or series of related transactions is on terms no less favorable to Magma, such Restricted Subsidiary or such Eligible Joint Venture than those that could be obtained in a comparable arm's length transaction with a Person that is not such an Affiliate and
(iii) with respect to such business, transaction or series of related transactions that has a fair market value or involves aggregate payments equal to, or in excess of, $10 million, such business, transaction or series of transactions is approved by a majority of the Board of Directors of the Company (including a majority of the disinterested directors of the Company), which approval is set forth in a Board resolution delivered to the Trustee certifying that, in good faith, the Board of Directors of the Company believes that such business, transaction or series of transactions complies with clauses (i) and (ii) above.

   In addition to the foregoing, without complying with clause (iii) above, the Company may provide to Magma, Magma's Restricted Subsidiaries or any Eligible Joint Venture (i) general corporate administrative and management services, including, without limitation, procurement, construction, engineering, construction administration, legal, accounting, financial, money management, risk management, personnel, administration and business planning services and (ii) operating and management services, in each case, as may be required by Magma, Magma's Restricted Subsidiaries or the Eligible Joint Ventures from time to time, provided that such services are furnished (x) in the ordinary course of business and (y) consistent with past business practices.


 Limitation on Liens

   The Company will not permit Magma to Incur any Debt that is secured, directly or indirectly, with, and the Company will not permit Magma or any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to grant, a Lien on the Property of Magma, its Restricted Subsidiaries or any Eligible Joint Venture now owned or hereafter acquired unless contemporaneous therewith or prior thereto the Notes are equally and ratably secured except for (i) any such Debt secured by Liens existing on the Property of any entity at the time such Property is acquired by Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture, whether by merger, consolidation, purchase of such Property or otherwise, provided that such Liens (x) are not created, incurred or assumed in contemplation of such Property being acquired by Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture and (y) do not extend to any other Property of Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture, (ii) any other Debt that is required by the terms thereof to be equally and ratably secured as a result of the Incurrence of Debt that is permitted to be secured pursuant to another clause of this covenant, (iii) Liens that are granted in good faith to secure Debt (A) contemplated by clause (iv) of the covenant described under "Limitation on Debt" above or (B) contemplated by clauses (ii), (iii) and (vi) of the covenant described under "Limitation on Subsidiary Debt" above, provided that, in the case of Debt owed to a Person other than Magma or a Restricted Subsidiary, the President or Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such Liens are required in order to effect such financing and are not materially more restrictive, taken as a whole, than Liens, taken as a whole, customarily accepted (or in the absence of industry custom, reasonably acceptable) in comparable financings or comparable transactions in the applicable jurisdiction, (iv) Liens existing on the date of the original issuance of the Notes, (v) Liens incurred to secure Debt incurred by Magma as permitted by clause (vi) of the covenant described under "Limitation on Debt" above, provided that such Liens may not cover any Property other than that being purchased, (vi) Liens on any Property of Magma securing Permitted Working Capital Facilities, Guarantees thereof and any Interest Rate Protection Agreements or Currency Protection Agreements, provided that such Liens may not extend to the Capital Stock owned by Magma in any Subsidiary of Magma or any Joint Venture, (vii) Liens in respect of extensions, renewals, refundings or refinancings of any Debt secured by the Liens referred to in the foregoing clauses, provided that the Liens in connection with such renewal, extension, refunding or refinancing will be limited to all or part of the specific property that was subject to the original Lien, (viii) Liens incurred to secure obligations in respect of letters of credit, bankers' acceptances, surety, bid, operating and performance bonds, performance guarantees or other similar instruments or obligations (or reimbursement obligations with respect thereto) (in each case, to the extent incurred in the ordinary course of business), (ix) any Lien arising by reason of (A) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and is appropriately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired, (B) taxes, duties, assessments, imposts or other governmental charges that are not yet delinquent or are being contested in good faith, (C) security for payment of worker's compensation or other insurance, (D) security for the performance of tenders, contracts (other than contracts for the payment of money) or leases, (E) deposits to secure public or statutory obligations, or to secure permitted contracts for the purchase or sale of any currency entered into in the ordinary course of business, (F) the operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums that are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings that suspend the collection thereof, (G) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects that do not in the aggregate materially interfere with the ordinary conduct of the business of Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture or (H) leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture and that are made on customary and usual terms applicable to similar properties, (x) Liens, in addition to the foregoing, that secure obligations not in excess of $5 million in the aggregate, or (xi) Liens granted in connection with the Funding Corporation Securities and the Secured Magma Note. The Company may not grant a Lien on (i) any Capital Stock of Magma, except for the Lien securing the Notes or (ii) the Magma Note Recourse Assets.


 Purchase of Notes Upon a Change of Control

   Upon the occurrence of a Change of Control, each Holder of the Notes will have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued interest, if any, to the date of purchase.

   The Change of Control provisions may not be waived by the Trustee or by the Board of Directors, and any modification thereof must be approved by each Holder. Nevertheless, the Change of Control

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provisions will not necessarily afford protection to Holders, including protection against an adverse effect on the value of the Notes, in the event that the Company or Magma or their Subsidiaries Incur additional Debt, whether through recapitalizations or otherwise.


   Within 30 days following a Change of Control, the Company will mail a notice to each Holder, with a copy to the Trustee, stating (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at the purchase price described above (the "Change of Control Offer"), (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization of both the Company and Magma after giving effect to such Change of Control), (3) the purchase date (which will be not earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Purchase Date"), (4) that interest on any Note not tendered or purchased will continue to accrue, (5) any Note properly tendered pursuant to the Change of Control Offer will cease to accrue interest after the Purchase Date (assuming sufficient moneys for the purchase thereof are deposited with the Trustee), (6) that Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder To Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the fifth Business Day prior to the Purchase Date, (7) that a Holder will be entitled to withdraw such Holder's election if the paying agent receives, not later than the close of business on the third Business Day (or such shorter periods as may be required by applicable law) preceding the Purchase Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes the Holder delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased and
(8) that Holders that elect to have their Notes purchased only in part will be issued new Notes having a principal amount equal to the portion of the Notes that were surrendered but not tendered and purchased.


   On the Purchase Date, the Company will (i) accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Trustee money sufficient to pay the purchase price of all Notes or portions thereof so tendered for purchase and (iii) deliver or cause to be delivered to the Trustee the Notes properly tendered together with an Officers' Certificate identifying the Notes or portions thereof tendered to the Company for purchase. The Trustee will promptly mail, to the Holders of the Notes properly tendered and purchased, payment in an amount equal to the purchase price, and promptly authenticate and mail to each Holder a new Note having a principal amount equal to any portion of such Holder's Notes that were surrendered but not tendered and purchased, the Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Purchase Date.

   If the Company is prohibited by applicable law from making the Change of Control Offer or purchasing Notes thereunder, the Company need not make a Change of Control Offer pursuant to this covenant for so long as such prohibition is in effect.


   The foregoing provisions may not necessarily afford the Holders of the Notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving the Company that may adversely affect the Holders because (i) such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of "Change of Control" to trigger the provisions or (ii) such transactions may include an actual shift in voting power or beneficial ownership to Kiewit which is excluded under the definition of "Change of Control" from the amount of shares involved in determining whether or not the transaction involves a shift of the magnitude required to trigger the provisions.


   The Company will comply with all applicable tender offer rules, including, without limitation, Rule 14e-1 under the Exchange Act, in connection with a Change of Control Offer.


 Limitation on Business and New Magma Project Developments


   The Company will cause Magma and Magma's Restricted Subsidiaries and the Eligible Joint Ventures to, engage only in (i) the ownership, design, engineering, procurement, construction, develop

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ment, acquisition, operation, servicing, management or disposition of
Permitted Facilities, (ii) the ownership, creation, development, acquisition, servicing, management or disposition of Restricted Subsidiaries and Joint Ventures that own, construct, develop, design, engineer, procure, acquire, operate, service, manage or dispose of Permitted Facilities, (iii) obtaining, arranging or providing financing incident to any of the foregoing and (iv) other related activities incident to any of the foregoing. The Company will not permit Magma, any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to make any Investment or otherwise acquire any Property that is not directly related to the business of Magma as described in the preceding sentence (collectively, the "Ineligible Investments") other than as a part of an Investment or an acquisition of Property that is predominantly and directly related to the business of Magma as described above, and if the aggregate fair market value of such Ineligible Investments in the aggregate exceeds 10% (the "10% Limit") of the total assets of Magma and its consolidated Restricted Subsidiaries (as determined in accordance with GAAP) as determined in good faith by the Chief Financial Officer of the Company, as evidenced by an Officers' Certificate, Magma, its Restricted Subsidiaries and the Eligible Joint Ventures must cease acquiring any additional Ineligible Investments and, within 18 months of the acquisition that caused the Ineligible Investments to exceed the 10% Limit, must return to compliance with the 10% Limit by disposing of Ineligible Investments or otherwise, provided that such 18-month period may be extended up to an additional six months if, despite Magma's active efforts during such 18-month period to dispose of such Ineligible Investments or to otherwise come into compliance with such 10% Limit, Magma is unable to do so because of regulatory restrictions or delays or adverse market conditions.

   The Company will not permit Magma or any of its Restricted Subsidiaries or Eligible Joint Ventures to make any Significant Equity Investment in connection with the development of any new electric power or thermal energy generation facility or infrastructure facility constituting a Permitted Facility (other than any Permitted Facility presently owned by Magma or under construction by Magma) at any time that CECI owns or controls a majority of the voting power of the Voting Stock or other Capital Stock of Magma; provided, however, that the foregoing restriction shall not apply (i) if Magma has debt securities outstanding at the time of such investment which have an Investment Grade rating or (ii) to any such Significant Equity Investment to the extent that the source of funds therefor is attributable to an equity investment in Magma or its Restricted Subsidiary or any Eligible Joint Venture, as applicable, made by the Company or another entity other than Magma or any Subsidiary of Magma or any Eligible Joint Venture. For purposes hereof, "Significant Equity Investment" shall mean an investment in common stock, preferred stock or partnership interests which is more than $100,000 but shall expressly exclude any such equity interests acquired by any such entity solely in exchange for services.


 Limitation on Certain Sale-Leasebacks


   The Company will not permit Magma or any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to, Incur or otherwise become obligated with respect to any sale-leaseback (other than a sale-leaseback with respect to a Permitted Facility that is Non-Recourse) unless, (i) (a) if effected by Magma, Magma would be permitted to Incur such obligation under the covenant described under "Limitation on Debt" above or, (b) if effected by a Restricted Subsidiary or an Eligible Joint Venture, such Restricted Subsidiary or such Eligible Joint Venture would be permitted to Incur such obligation under the covenant described under "Limitation on Subsidiary Debt" above, assuming for the purpose of this covenant and the covenants described under "Limitation on Debt" and "Limitation on Subsidiary Debt" that (x) the obligation created by such sale-leaseback is a Capitalized Lease and (y) the Capitalized Lease Obligation with respect thereto is the Attributable Value thereof, (ii) Magma, such Restricted Subsidiary or such Eligible Joint Venture is permitted to grant a Lien with respect to the property that is the subject of such sale-leaseback under the covenant described under "Limitation on Liens" above, (iii) the proceeds of such sale-leaseback are at least equal to the fair market value of the property sold (determined by the Company in good faith as evidenced by an Officers' Certificate delivered to the Trustee in respect of a transaction involving less than $25 million, or, if equal to or in excess of $25 million, by the Board of Directors by the Company, as evidenced by a Board resolution) and (iv) the Net Cash Proceeds of the sale-leaseback are applied pursuant to the covenants described under "Limitation on Dispositions" above.


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

 Limitation on Sale of Subsidiary Preferred Stock

   The Company will not permit any of Magma's Restricted Subsidiaries or any Eligible Joint Venture to create, assume or otherwise cause or suffer to exist any Preferred Stock except: (i) Preferred Stock outstanding on the date of the Indenture, including Preferred Stock issued as dividends in respect of such Preferred Stock pursuant to the terms of the agreement or instrument that governs such Preferred Stock as in effect on the date of original issuance of the Notes, (ii) Preferred Stock held by Magma, a Restricted Subsidiary of Magma or an Eligible Joint Venture, (iii) Preferred Stock issued by a Person prior to the time (a) such Person becomes a Restricted Subsidiary or an Eligible Joint Venture, (b) such Person merges with or into another Restricted Subsidiary or another Eligible Joint Venture or (c) a Restricted Subsidiary or an Eligible Joint Venture merges with or into such Person (in a transaction in which such Person becomes a Restricted Subsidiary or an Eligible Joint Venture), provided that such Preferred Stock was not issued in anticipation of such Person becoming a Restricted Subsidiary or an Eligible Joint Venture or of such merger, (iv) Preferred Stock issued or agreed to be issued by a Restricted Subsidiary or an Eligible Joint Venture in connection with the financing of the construction, design, engineering, procurement, equipping, developing, operation, ownership, management, servicing or acquisition of a Permitted Facility or the retirement of Debt or Preferred Stock secured by such Permitted Facility or in order to enhance the repatriation of equity, advances or income or the increase of after-tax funds available for distribution to the owners of such Permitted Facility, (v) Preferred Stock issued or agreed to be issued by a Restricted Subsidiary or an Eligible Joint Venture in satisfaction of legal requirements applicable to a Permitted Facility or to maintain the ordinary course of conduct of such Restricted Subsidiary's or such Eligible Joint Venture's business in the applicable jurisdiction and (vi) Preferred Stock that is exchanged for, or the proceeds of which are used to refinance, any Preferred Stock permitted to be outstanding pursuant to clauses (i) through (v) hereof (or any extension, renewal or refinancing thereof), having a liquidation preference not to exceed the liquidation preference of the Preferred Stock so exchanged or refinanced and having a redemption period no shorter than the redemption period of the Preferred Stock so exchanged or refinanced.

 Limitation on Issuance of Capital Stock of Magma


   The Company will not permit Magma to issue to any Person, create, assume or otherwise cause or suffer to exist any Capital Stock unless (a) (i) such Capital Stock is issued in a Magma Equity Offering, (ii) all of the net proceeds therefrom are used to redeem the Notes as set forth under "Redemption Upon Magma Equity Offering" above, (iii) (x) the use of all of the net proceeds from such sale of Magma Capital Stock to redeem the Notes shall not cause the aggregate principal amount of the Notes redeemed with the net proceeds of all sales of Magma Capital Stock, together with the aggregate principal amount of Notes redeemed with the net proceeds of all Company Equity Offerings, to exceed 35% of the principal amount of the Notes originally issued and (y) immediately following each such redemption, at least $130 million principal amount of the Notes remains outstanding and (iv) if any Person or group of Persons would acquire in such Magma Equity Offering 10% or more of the Capital Stock of Magma, the Company, as a condition to delivering such shares of Capital Stock to such purchaser, will require such Person or Persons (a "Magma Equity Offering Purchaser") to pledge such Capital Stock (the "Magma Equity Offering Pledged Shares") to secure the Notes in accordance with the terms described under "Security" above or (b) Magma issues such Capital Stock to the Company or a Subsidiary of the Company for fair market value and such Capital Stock is pledged to secure the Notes in accordance with the terms described under "Security" above.


MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

   The Company may not, and will not permit Magma to, consolidate with, merge with or into, or transfer all or substantially all its Property (as an entirety or substantially an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or Magma, as the case may be, will be the continuing Person, or the Person (if other than the Company or Magma, as the case may be) formed by such consolidation or into which the Company or Magma, as the case may be, is merged or to which the Property of the Company or Magma, as the case may be, is transferred will be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and will expressly assume in writing all the obligations of the Company under the Indenture

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

and the Notes, or Magma under the Secured Magma Note, as the case may be,
(ii) immediately after giving effect to such transaction, no Event of Default and no event or condition that through the giving of notice or lapse of time or both would become an Event of Default will have occurred and be continuing, (iii) immediately after giving effect to such transaction on a pro forma basis, Magma or the surviving entity would be able to Incur at least $1 of Debt under the provision described in the first paragraph of "Limitation on Debt" above and (iv) the Net Worth of the Company or Magma or the surviving entity, as the case may be, on a pro forma basis after giving effect to such transaction (without giving effect to the fees and expenses incurred in respect of such transaction), is not less than the Net Worth of the Company or Magma, as the case may be, immediately prior to such transaction.

   None of Magma, any of its Restricted Subsidiaries or any Eligible Joint Ventures may merge with or into, or be consolidated with, an Unrestricted Subsidiary of Magma, except to the extent that such Unrestricted Subsidiary has been designated a Restricted Subsidiary as provided in the Indenture in advance of or in connection with such merger or consolidation.

   Notwithstanding the foregoing, this provision will not restrict the Company from engaging in any transaction if Magma expressly assumes in writing all the obligations of the Company under the Notes and the Indenture.

SECURED MAGMA NOTE

   The Company shall loan all of the proceeds of the Notes to Magma in exchange for the Secured Magma Note. The Secured Magma Note will contain terms substantially identical to the terms of the Notes and the Indenture as they relate to Magma. The Company expects to make payments of the principal of, premium, if any, and interest on the Notes, including upon an optional redemption or repurchase of the Notes pursuant to the provisions of the Indenture, including upon an offer to purchase the Notes in accordance with the covenants regarding a Change of Control or an Asset Disposition, from corresponding payments by Magma to the Company pursuant to the Secured Magma Note.

   The Secured Magma Note will be secured by an assignment of certain unencumbered assets of Magma.

   The Company may not modify or consent to a modification of, consent to any waiver of the terms of or acquiesce in any nonperformance by Magma of its obligations under, the terms of the Secured Magma Note, unless Magma shall expressly assume in writing all the obligations of the Company under the Indenture and the Notes.

MODIFICATION OF THE INDENTURE


   The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of the Notes, except that no such modification may (i) extend the final maturity of any of the Notes, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any amount payable on redemption or purchase thereof or impair the right of any Holder to institute suit for the payment thereof or make any change in the covenants regarding a Change of Control, an Asset Disposition or a redemption of the Notes or the related definitions, (ii) make any change that adversely affects the Holders' rights to and in the Collateral or (iii) reduce the percentage of Notes, the consent of the Holders of which is required for any such modification, without in each case the consent of the Holders of all Notes then outstanding. Notwithstanding the foregoing, the Company shall not make any changes in, or grant waivers of the terms of, the Secured Magma Note without the consent of the Holders of the required percentage of the Notes to a corresponding change in the Indenture or the Notes.


EVENTS OF DEFAULT


   An Event of Default is defined in the Indenture as being: (i) default as to the payment of principal, or premium, if any, on any Note or as to any payment required in connection with a Change of Control or an Asset Disposition, (ii) default as to the payment of interest on any Note for 30 days after payment is due, (iii) (x) failure to make an offer required under either of the covenants described under


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


"Limitation on Dispositions" or "Purchase of Notes Upon a Change of Control" above or a failure to purchase Notes tendered in respect of such offer, (y) failure of the Company to grant a security interest in the Collateral as described under "Security" above or (z) failure of the Trustee to have a perfected security interest in the Collateral as described under "Security" above (other than a failure to have a perfected security interest in non-material Collateral of a Magma Equity Offering Purchaser which failure will not have a material adverse effect on the holders of the Notes), (iv) default in the performance, or breach, of any covenant, representation, agreement or warranty contained in the Indenture and the Notes (or of any Magma Equity Holder in a Pledge Agreement, as a result of any action or inaction by the Company or any of its Subsidiaries) and such failure continues for 30 days after written notice is given to the Company (and the defaulting Magma Equity Holder in the case of a default under a Pledge Agreement, as a result of any action or inaction by the Company or any of its Subsidiaries) by the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture, (v) default on any other Debt of the Company or Magma or any of their Significant Subsidiaries (other than Non-Recourse Debt of any such Significant Subsidiaries) if either (x) such default results from failure to pay principal of such Debt in excess of $25 million when due after any applicable grace period or (y) as a result of such default, the maturity of such Debt has been accelerated prior to its scheduled maturity and such default has not been cured within the applicable grace period, and such acceleration has not been rescinded, and the principal amount of such Debt, together with the principal amount of any other Debt of the Company and Magma and their Significant Subsidiaries (not including Non-Recourse Debt of any such Significant Subsidiaries) that is in default as to principal, or the maturity of which has been accelerated, aggregates $25 million or more, (vi) the entry by a court of one or more judgments or orders against the Company or Magma or any of their Significant Subsidiaries for the payment of money that in the aggregate exceeds $25 million (excluding the amount thereof covered by insurance or by a bond written by a Person other than an Affiliate of the Company or Magma), which judgments or orders have not been vacated, discharged or satisfied or stayed pending appeal within 60 days from the entry thereof, provided that such a judgment or order will not be an Event of Default if such judgment or order does not require any payment by the Company or Magma or any of their Significant Subsidiaries, except to the extent that such judgment is only against Property that secures Non-Recourse Debt that was permitted under the Indenture, and Magma could, at the expiration of the applicable 60 day period, after giving effect to such judgment or order and the consequences thereof, Incur at least $1 of Debt under the provision described in the first paragraph of "Limitation on Debt" above, and (vii) certain events involving bankruptcy, insolvency or reorganization of the Company or Magma or any of their Significant Subsidiaries.


   The Indenture provides that the Trustee may withhold notice to the Holders of any default (except in payment of principal of, premium, if any, or interest on the Notes and any payment required in connection with a Change of Control or an Asset Disposition) if the Trustee considers it in the interest of the Holders to do so.


   The Indenture provides that if an Event of Default (other than an event of bankruptcy, insolvency or reorganization of the Company or Magma or any of their Significant Subsidiaries) has occurred and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the Default Amount of all Notes to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of, premium, if any, or interest on the Notes or any payment required in connection with a Change of Control or an Asset Disposition, as the case may be) may be waived by the Holders of a majority in principal amount of the Notes then outstanding. If an Event of Default due to the bankruptcy, insolvency or reorganization of the Company or Magma or any of their Significant Subsidiaries occurs, the Indenture provides that the Default Amount of all Notes will become immediately due and payable.


   The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture, subject to certain limitations specified in the Indenture, provided that the Holders

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

of Notes must have offered to the Trustee reasonable indemnity against expenses and liabilities. The Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the principal covenants contained in the Indenture.

DEFEASANCE

 Legal Defeasance


   The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes, on the date after the conditions referred to in (A), (B), (C) and (D) below have been satisfied, and the provisions of the Indenture will cease to be applicable with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies, to hold monies for payment in trust to redeem the Notes and to secure the Notes) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes, on the respective Stated Maturities of the Notes or, if the Company makes arrangements satisfactory to the Trustee for the redemption of the Notes prior to their Stated Maturity, on any earlier redemption date in accordance with the terms of the Indenture and the Notes,
(B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred and the Company had paid or redeemed such Notes on the applicable dates, which Opinion of Counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related Treasury regulations after the date of the Indenture or (y) a ruling directed to the Trustee or the Company received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and (iii) an Opinion of Counsel, delivered after the passage of 123 days following the deposit of moneys and/or U.S. Government Obligations as provided in clause (A), to the effect that such deposit does not constitute a payment voidable under any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, including, but not limited to, Section 544, 547 or 548 of the Bankruptcy Code or Article 2, Section 15 or Article 10 of the New York Debtor and Creditor Law, as they may be amended from time to time, (C) (i) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, will have occurred and be continuing on the date of such deposit or (ii) no Default or Event of Default under clause (vii) under "Events of Default" shall have occurred and be continuing at any time during the period ending on the 123rd day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period), and (iii) the deposit will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge. Upon satisfaction of the foregoing provisions and after the passage of 123 days following the deposit of moneys and/or U.S. Government Obligations as provided in clause (A), the Lien on all the Collateral shall be released.


 Covenant Defeasance


   The Indenture further provides that the provisions of clause (iii) under "Mergers, Consolidations and Sales of Assets" above and all the covenants described herein under "Certain Covenants" above, clause (iv) under "Events of Default" above with respect to such covenants and with respect to clause
(iii) under "Mergers, Consolidations and Sales of Assets" above, clauses (i) and (iii) with respect to certain offers for the Notes required by certain covenants, clauses (v) and (vi) under "Events of Default" above and upon satisfaction of certain conditions all of the covenants under "Security" above will cease to be applicable


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


to the Company, Magma, Magma's Restricted Subsidiaries and the Eligible Joint Ventures upon the satisfaction of the provisions described in clauses (A),
(B)(ii) and (iii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and the defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and the Company had paid or redeemed such Notes on the applicable dates.


 Defeasance and Certain Other Events of Default

   If the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity or scheduled redemption, but may not be sufficient to pay amounts due on the Notes at the time of acceleration resulting from such Event of Default. The Company will remain liable for such payments subject to the limitations on recourse described herein.

THE TRUSTEE


   The Bank of New York is the Trustee under the Indenture.


GOVERNING LAW

   The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York, including Section 5-1401 of the New York General Obligations Law, but otherwise without regard to conflict of laws rules.

CERTAIN DEFINITIONS

   Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definitions of all such terms as well as any other capitalized terms used herein for which no definition is provided.


   "Acquired Debt" is defined to mean Debt Incurred by a Person prior to the time (i) such Person becomes a Restricted Subsidiary of Magma or an Eligible Joint Venture, (ii) such Person merges with or into a Restricted Subsidiary of Magma or an Eligible Joint Venture, or (iii) a Restricted Subsidiary of Magma or an Eligible Joint Venture merges with or into such Person (in a transaction in which such Person becomes a Restricted Subsidiary of Magma or an Eligible Joint Venture), provided that, after giving effect to such transaction, the Non-Recourse Debt of such Person could have been Incurred pursuant to clause (iii) of the provision described under "Limitation on Subsidiary Debt" above and all the other Debt of such Person could have been Incurred by Magma at the time of such merger or acquisition pursuant to the provision described in the first paragraph of "Limitation on Debt" above, and provided further that such Debt was not Incurred in connection with, or in contemplation of, such merger or such Person becoming a Restricted Subsidiary of Magma or an Eligible Joint Venture.

   "Acquisition Debt" is defined to mean Debt of any Person existing at the time such Person is merged into Magma or assumed in connection with the acquisition of Property from any such Person (other than Property acquired in the ordinary course of business), including Debt Incurred in connection with, or in contemplation of, such Person being merged into Magma (but excluding Debt of such Person that is extinguished, retired or repaid in connection with such merger or acquisition).


   "Adjusted Consolidated Net Income" is defined to mean for any period, for any Person (the "Referenced Person") the aggregate Net Income (or loss) of the Referenced Person and its consolidated Subsidiaries for such period determined in conformity with GAAP, provided that the following items will be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the Net Income

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

(or loss) of any other Person (other than a Subsidiary of the Referenced Person) in which any third Person has an interest, except to the extent of the amount of dividends or other distributions actually paid in cash to the Referenced Person during such period, or after such period and on or before the date of determination, by such Person in which the interest is held, which dividends and distributions will be included in such computation, (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the provision described in clause (c) of the first paragraph of "Limitation on Restricted Payments" above (and in such case, except to the extent includable pursuant to clause (i) above), the Net Income (if positive) of any other Person accrued prior to the date it becomes a Subsidiary of the Referenced Person or is merged into or consolidated with the Referenced Person or any of its Subsidiaries or all or substantially all the Property of such other Person are acquired by the Referenced Person or any of its Subsidiaries, (iii) the Net Income (if positive) of any Subsidiary of the Referenced Person to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary to such Person or to any other Subsidiary of such Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales (except, solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the provision described in clause (c) of the first paragraph of "Limitation on Restricted Payments" above, any gains or losses of Magma and any of its Restricted Subsidiaries from Asset Sales of Capital Stock of Unrestricted Subsidiaries), (v) the cumulative effect of a change in accounting principles and (vi) any amounts paid or accrued as dividends on Preferred Stock of any Subsidiary of the Referenced Person that is not held by the Referenced Person or another Subsidiary thereof. When the "Referenced Person" is Magma, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

   "Affiliate" of any Person is defined to mean any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with") when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For the purpose of the covenant described under "Limitation on Transactions with Affiliates" above, the term "Affiliate" will be deemed to include only Kiewit, any entity directly or indirectly owning beneficially 10% or more of the Voting Stock of Magma and their respective Affiliates other than the Restricted Subsidiaries and the Eligible Joint Ventures and the other equity investors in the Restricted Subsidiaries and the Eligible Joint Ventures (solely on account of their investments in the Restricted Subsidiaries and the Eligible Joint Ventures), and for such purpose such term also will be deemed to include the Unrestricted Subsidiaries.


   "Asset Acquisition" is defined to mean (i) an investment by Magma, any of its Subsidiaries or any Joint Venture in any other Person pursuant to which such Person will become a direct or indirect Subsidiary of Magma or a Joint Venture in which Magma is a participant or will be merged into or consolidated with Magma, any of its Subsidiaries or any Joint Venture in which Magma is a participant or (ii) an acquisition by Magma, any of its Subsidiaries or any Joint Venture in which Magma is a participant of the Property of any Person other than Magma, any of its Subsidiaries or any Joint Venture in which Magma is a participant that constitutes substantially all of an operating unit or business of such Person.

   "Asset Disposition" is defined to mean any sale, transfer, conveyance, lease or other disposition (including by way of merger, consolidation or sale-leaseback) by Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture to any Person (other than to Magma, a Restricted Subsidiary of Magma or an Eligible Joint Venture and other than in the ordinary course of business) of any Property of Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture other than any shares of Capital Stock of the Unrestricted Subsidiaries. Notwithstanding the foregoing to the contrary, the term "Asset Disposition" will include the sale, transfer, conveyance or other disposition of any shares of Capital Stock of any Unrestricted Subsidiary to the extent that Magma or any of its Restricted Subsidiaries or any Eligible Joint Venture made an Investment in such Unrestricted Subsidiary pursuant to clause (vii) of the


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


definition of "Permitted Payment," and the Company will cause Magma and each of Magma's Restricted Subsidiaries and the Eligible Joint Ventures to apply pursuant to the covenant described under "Limitation on Dispositions" that portion of the Net Cash Proceeds from the sale, transfer, conveyance or other disposition of such Unrestricted Subsidiary that is equal to the portion of the total Investment in such Unrestricted Subsidiary that is represented by the Investment that was made pursuant to clause (vii) of the definition of "Permitted Payment." For purposes of this definition, any disposition in connection with directors' qualifying shares or investments by foreign nationals mandated by applicable law will not constitute an Asset Disposition. In addition, the term "Asset Disposition" will not include (i) any sale, transfer, conveyance, lease or other disposition of the Capital Stock or Property of Restricted Subsidiaries or Eligible Joint Ventures pursuant to the terms of any power sales agreements or steam sales agreements to which such Restricted Subsidiaries or such Eligible Joint Ventures are parties on the date of the original issuance of the Notes or pursuant to the terms of any power sales agreements or steam sales agreements, or other agreements or contracts that are related to the output or product of, or services rendered by, a Permitted Facility as to which such Restricted Subsidiary or such Eligible Joint Venture is the supplying party, to which such Restricted Subsidiaries or such Eligible Joint Ventures become a party after such date if the President or Chief Financial Officer of the Company determines in good faith (evidenced by an Officers' Certificate) that such provisions are customary (or, in the absence of any industry custom, reasonably necessary) in order to effect such agreements and are reasonable in light of comparable transactions in the applicable jurisdiction, (ii) any sale, transfer, conveyance, lease or other disposition of Property governed by the covenant described under "Mergers, Consolidations and Sales of Assets" above, (iii) any sale, transfer, conveyance, lease or other disposition of any Cash Equivalents, (iv) any transaction or series of related transactions consisting of the sale, transfer, conveyance, lease or other disposition of Capital Stock or Property with a fair market value aggregating less than $5 million and (v) any Permitted Payment or any Restricted Payment that is permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments" above. The term "Asset Disposition" also will not include (i) the grant of or realization upon a Lien permitted under the covenant described under "Limitation on Liens" above or the exercise of remedies thereunder, (ii) a sale-leaseback transaction involving substantially all the Property constituting a Permitted Facility pursuant to which a Restricted Subsidiary of Magma or an Eligible Joint Venture sells the Permitted Facility to a Person in exchange for the assumption by that Person of the Debt financing the Permitted Facility, and the Restricted Subsidiary or the Eligible Joint Venture leases the Permitted Facility from such Person,
(iii) dispositions of Capital Stock, contract rights, development rights and resource data made in connection with the initial development of Permitted Facilities, or the formation or capitalization of Restricted Subsidiaries or Eligible Joint Ventures in respect of the initial development of Permitted Facilities, in respect of which only an insubstantial portion of the prospective Construction Financing that would be required to commence commercial operation has been funded or (iv) transactions determined in good faith by the Chief Financial Officer of the Company, as evidenced by an Officers' Certificate, made in order to enhance the repatriation of Net Cash Proceeds for a Foreign Asset Disposition or in order to increase the after-tax proceeds thereof available for immediate distribution to Magma. Any Asset Disposition that results from the bona fide exercise by any governmental authority of its claimed or actual power of eminent domain need not comply with the provisions of clauses (i) and (ii) of the covenant described under "Limitation on Dispositions" above. Any Asset Disposition that results from a casualty loss need not comply with the provisions of clause (i) of the covenant described under "Limitation on Dispositions" above.

   "Asset Sale" is defined to mean the sale or other disposition by Magma, any of its Subsidiaries or any Joint Venture in which Magma is a participant (other than to Magma, another Subsidiary of Magma or another Joint Venture in which Magma is a participant) of (i) all or substantially all of the Capital Stock of any Subsidiary of Magma or any Joint Venture in which Magma is a participant or (ii) all or substantially all of the Property that constitutes an operating unit or business of Magma, any of its Subsidiaries or any Joint Venture in which Magma is a participant.


   "Attributable Value" means, as to a Capitalized Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with GAAP.

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   "Available Restricted Payment Amount" is defined under "Certain
Covenants--Limitation on Restricted Payments."

   "Average Life" is defined to mean, at any date of determination with respect to any Debt security or Preferred Stock, the quotient obtained by dividing (i) the sum of the product of (A) the number of years from such date of determination to the dates of each successive scheduled principal or involuntary liquidation value payment of such Debt security or Preferred Stock, respectively, multiplied by (B) the amount of such principal or involuntary liquidation value payment by (ii) the sum of all such principal or involuntary liquidation value payments.


   "Board of Directors" is defined to mean either the Board of Directors of the Company or Magma, as the case may be, or any duly authorized committee of such Boards.


   "Business Day" is defined to mean a day that, in the city (or in any of the cities, if more than one) where amounts are payable in respect of the Notes, is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close.


   "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in, or interests (however designated) in, the equity of such Person that is outstanding or issued on or after the date of Indenture, including, without limitation, all Common Stock and Preferred Stock and partnership and Joint Venture interests in such Person.


   "Capitalized Lease" is defined to mean, as applied to any Person, any lease of any Property of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person, and "Capitalized Lease Obligation" means the rental obligations, as aforesaid, under such lease.


   "Cash Equivalent" is defined to mean any of the following: (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit of any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000 with a maturity date not more than two years from the date of acquisition, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (i) or (v) that was entered into with any bank meeting the qualifications set forth in clause (ii) or another financial institution of national reputation, (iv) direct obligations issued by any state or other jurisdiction of the United States of America or any other country or any political subdivision or public instrumentality thereof maturing, or subject to tender at the option of the holder thereof, within 90 days after the date of acquisition thereof and, at the time of acquisition, having a rating of A from S&P or A-2 from Moody's (or, if at any time neither S&P nor Moody's may be rating such obligations, then from another nationally recognized rating service), (v) commercial paper issued by (a) the parent corporation of any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000, and (b) others having one of the two highest ratings obtainable from either S&P or Moody's (or, if at any time neither S&P nor Moody's may be rating such obligations, then from another nationally recognized rating service) and in each case maturing within one year after the date of acquisition, (vi) overnight bank deposits and bankers' acceptances at any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000, (vii) deposits available for withdrawal on demand with any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000, (viii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) through (vi) and (ix), and
(ix) auction rate securities or money market preferred stock having one of the two highest ratings obtainable from either S&P or Moody's (or, if at any time neither S&P nor Moody's may be rating such obligations, then from another nationally recognized rating service).


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   "Change of Control" is defined to mean the occurrence of one or more of the following events:

       (i) for so long as at least $25 million principal amount of the Company's 5% Convertible Subordinated Debentures due July 1, 2000 remain outstanding and are not defeased, (x) a report is filed on Schedule 13D or 14D-1 (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that any person (for the purposes of this provision only, as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the then outstanding shares of the Voting Stock of the Company and (y) such beneficial ownership is acquired by means of a tender offer in which cash is the sole consideration paid and the purchase price for each share tendered is less than the conversion price then in effect under the Company's 5% Convertible Subordinated Debentures due July 1, 2000; provided that a person will not be deemed to be the beneficial owner of, or to own beneficially, any securities tendered until such tendered securities are accepted for purchase under the tender offer;


       (ii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than Kiewit, is or becomes the beneficial owner (as defined in clause (i) above), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (ii), any person will be deemed to beneficially own any Voting Stock of any corporation (the "specified corporation") held by any other corporation (the "parent corporation"), if such person "beneficially owns" (as so defined), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation) and Kiewit "beneficially owns" (as so defined), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of the Company and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company;

       (iii) during any one-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors elected by such Board of Directors or nominated for election by the shareholders of the Company by a vote of at least a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, unless a majority of such new directors were elected or appointed by Kiewit; or

       (iv) the Company or its Restricted Subsidiaries sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all the Property of the Company and such Restricted Subsidiaries taken as a whole;


provided that with respect to the foregoing subparagraphs (ii), (iii) and
(iv), a Change of Control will not be deemed to have occurred unless and until a Rating Decline has occurred as well; or

       (v) the Company ceases to beneficially own directly or indirectly at least a majority of each of the Capital Stock and the voting power of the Voting Stock of Magma.

   "Collateral" is defined under "The Collateral."

   "Common Stock" is defined to mean with respect to any Person, Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

   "Company Equity Offering" is defined under "Redemption Upon Company Equity Offering."

   "Consolidated EBITDA" of any Person for any period is defined to mean the Adjusted Consolidated Net Income of such Person, plus, only to the extent deducted in computing Adjusted Consolidated Net Income and without duplication, (i) income taxes, excluding income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or Asset Sales, all determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, (ii)

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Consolidated Fixed Charges, (iii) depreciation and amortization expense, all determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP and (iv) all other non-cash items reducing Adjusted Consolidated Net Income for such period, all determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, and less all non-cash items increasing Adjusted Consolidated Net Income during such period, provided that depreciation and amortization expense of any Subsidiary of such Person and any other non-cash item of any Subsidiary of such Person that reduces Adjusted Consolidated Net Income will be excluded (without duplication) in computing Consolidated EBITDA, except to the extent that the positive cash flow associated with such depreciation and amortization expense and other non-cash items is actually distributed in cash to such Person during such period, provided further that as applied to Magma, cash in respect of depreciation and amortization and other non-cash items of Restricted Subsidiaries and Eligible Joint Ventures may be deemed to have been distributed or paid to Magma to the extent that such cash (I) is or was under the exclusive dominion and control of such Restricted Subsidiary or such Eligible Joint Venture and is or was free and clear of the Lien of any other Person, (II) is or was immediately available for distribution and (III) could be or could have been repatriated to the United States by means that are both lawful and commercially reasonable, provided that the amount of the cash deemed by this sentence to have been distributed or paid will be reduced by the amount of tax that would have been payable with respect to the repatriation thereof, provided further that any cash that enables the recognition of depreciation and amortization and other non-cash items pursuant to this sentence may not be used to enable the recognition of depreciation and amortization and other non-cash items with respect to any prior or subsequent period, regardless of whether such cash is distributed to Magma, and provided further that the recognition of any depreciation and amortization and other non-cash items as a result of this sentence will be determined in good faith by the Chief Financial Officer of the Company or Magma, as the case may be, as evidenced by an Officers' Certificate that will set forth in reasonable detail the relevant facts and assumptions supporting such recognition. When the "Person" referred to above is Magma, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."


   "Consolidated Fixed Charges" of any Person is defined to mean, for any period, the aggregate of (i) Consolidated Interest Expense, (ii) the interest component of Capitalized Leases, determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, excluding any interest component of Capitalized Leases in respect of that portion of a Capitalized Lease Obligation of a Subsidiary that is Non-Recourse to such Person, and (iii) cash and non-cash dividends due (whether or not declared) on the Preferred Stock of any Subsidiary of such Person held by any Person other than such Person and any Redeemable Stock of such Person or any Subsidiary of such Person. When the "Person" referred to above is Magma, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

   "Consolidated Interest Expense" of any Person is defined to mean, for any period, the aggregate interest expense in respect of Debt (including amortization of original issue discount and non-cash interest payments or accruals) of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, including all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs associated with Interest Rate Protection Agreements and Currency Protection Agreements and any amounts paid during such period in respect of such interest expense, commissions, discounts, other fees and charges that have been capitalized, provided that Consolidated Interest Expense of Magma will not include any interest expense (including all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs associated with Interest Rate Protection Agreements or Currency Protection Agreements) in respect of that portion of any Debt that is Non-Recourse, and provided further that Consolidated Interest Expense of Magma in respect of a Guarantee by Magma of Debt of another Person will be equal to the commissions, discounts, other fees and charges that would be due with respect to a hypothetical letter of credit issued under a bank credit agreement that can be drawn by the beneficiary thereof in the amount of the Debt so guaranteed if (i) Magma is not actually making directly or indirectly interest payments on such Debt and (ii) GAAP does not require Magma on an unconsolidated basis to record such Debt as a liability of Magma. When the "Person" referred to above is Magma, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

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

   "Construction Financing" is defined to mean the debt and/or equity financing provided (over and above the owners' equity investment) to permit the acquisition, development, design, engineering, procurement, construction and equipping of a Permitted Facility and to enable it to commence commercial operations, provided that Construction Financing may remain outstanding after the commencement of commercial operations of a Permitted Facility, without any increase in the amount of such financing, and such Construction Financing will not cease to be Construction Financing.

   "Currency Protection Agreement" is defined to mean, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangement intended to protect such Person against fluctuations in currency values to or under which such Person is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

   "Debt" is defined to mean, with respect to any Person, at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit, bankers' acceptances, surety, bid, operating and performance bonds, performance guarantees or other similar instruments or obligations (or reimbursement obligations with respect thereto) (except, in each case, to the extent incurred in the ordinary course of business), (iv) all obligations of such Person to pay the deferred purchase price of property or services, except Trade Payables, (v) the Attributable Value of all obligations of such Person as lessee under Capitalized Leases, (vi) all Debt of others secured by a Lien on any Property of such Person, whether or not such Debt is assumed by such Person, provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to such Debt is limited to such Property, the amount of such Debt will be limited to the lesser of the fair market value of such Property or the amount of such Debt, (vii) all Debt of others Guaranteed by such Person to the extent such Debt is Guaranteed by such Person, (viii) all Redeemable Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and (ix) to the extent not otherwise included in this definition, all net obligations of such Person under Currency Protection Agreements and Interest Rate Protection Agreements.


   For purposes of determining any particular amount of Debt that is or would be outstanding, Guarantees of, or obligations with respect to letters of credit or similar instruments supporting (to the extent the foregoing constitutes Debt), Debt otherwise included in the determination of such particular amount will not be included. For purposes of determining compliance with the Indenture, in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, the Company, in its sole discretion, will classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses.


   "Default Amount" is defined to mean the principal amount plus accrued interest.


   "Eligible Joint Venture" is defined to mean a Joint Venture (other than a Subsidiary) (i) that is or will be formed with respect to the construction, development, acquisition, servicing, ownership, operation or management of one or more Permitted Facilities and (ii) in which Magma and Kiewit, if so designated by the Board of Directors of the Company or Magma, together, directly or indirectly, own at least 50% of the Capital Stock therein (of which Magma must own at least half (in any event not less than 25% of the total outstanding Capital Stock)) and (iii) in respect of which Magma alone or in combination with Kiewit, if so designated by the Board of Directors of the Company or Magma, directly or indirectly, (a) controls, by voting power, board or management committee membership, or through the provisions of any applicable partnership, shareholder or other similar agreement or under an operating, maintenance or management agreement or otherwise, the management and operation of the Joint Venture or any Permitted Facilities of the Joint Venture or (b) otherwise has significant influence over the management or operation of the Joint Venture or any Permitted Facility of the Joint Venture in all material respects (significant influence includes, without limitation, the right to control or veto any material act or decision) in connection with such management or operation. Any Joint Venture that is an Eligible Joint Venture pursuant to this definition because of the ownership of Capital Stock therein by Kiewit will cease to be an Eligible Joint Venture if (x) Kiewit disposes of any securities issued by the Company and, as a result of such disposition,


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Kiewit becomes the beneficial owner (as such term is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of less than 25% of the outstanding shares of Voting Stock of the Company or (y)
(I) as a result of any action other than a disposition of securities by Kiewit, Kiewit becomes the beneficial owner of less than 25% of the outstanding shares of Voting Stock of the Company and (II) thereafter Kiewit disposes of any securities issued by the Company as a result of which the beneficial ownership by Kiewit of the outstanding Voting Stock of the Company is further reduced, provided that thereafter such Joint Venture may become an Eligible Joint Venture if Kiewit becomes the beneficial owner of at least 25% of the outstanding shares of Voting Stock of the Company and the other conditions set forth in this definition are fulfilled.


   "Fixed Charge Ratio" is defined to mean the ratio, on a pro forma basis, of (i) the aggregate amount of Consolidated EBITDA of any Person for the Reference Period immediately prior to the date of the transaction giving rise to the need to calculate the Fixed Charge Ratio (the "Transaction Date") to
(ii) the aggregate Consolidated Fixed Charges of such Person during such Reference Period, provided that for purposes of such computation, in calculating Consolidated EBITDA and Consolidated Fixed Charges, (1) the Incurrence of the Debt giving rise to the need to calculate the Fixed Charge Ratio and the application of the proceeds therefrom (including the retirement or defeasance of Debt) will be assumed to have occurred on the first day of the Reference Period, (2) Asset Sales and Asset Acquisitions that occur during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date (but including any Asset Acquisition to be made with the Debt Incurred pursuant to (1) above) and any related retirement of Debt pursuant to an Offer (in the amount of the Excess Proceeds with respect to which such Offer has been made or would be made on the Transaction Date if the purchase of Notes pursuant to such Offer has not occurred on or before the Transaction Date) will be assumed to have occurred on the first day of the Reference Period, (3) the Incurrence of any Debt during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date and the application of the proceeds therefrom (including the retirement or defeasance of other Debt) will be assumed to have occurred on the first day of such Reference Period, (4) Consolidated Interest Expense attributable to any Debt (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period unless the obligor on such Debt is a party to an Interest Rate Protection Agreement (that will remain in effect for the twelve month period after the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) will be used and (5) there will be excluded from Consolidated Fixed Charges any Consolidated Fixed Charges related to any amount of Debt that was outstanding during or subsequent to the Reference Period but is not outstanding on the Transaction Date, except for Consolidated Fixed Charges actually incurred with respect to Debt borrowed (as adjusted pursuant to clause (4)) (x) under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the Transaction Date or (y) pursuant to the provision described in clause (iii) in the second paragraph of "Limitation on Debt" above. For the purpose of making this computation, Asset Sales and Asset Acquisitions that have been made by any Person that has become a Restricted Subsidiary of Magma or an Eligible Joint Venture or been merged with or into Magma or any Restricted Subsidiary of Magma or an Eligible Joint Venture during the Reference Period, or subsequent to the Reference Period and prior to the Transaction Date, will be calculated on a pro forma basis, as will be all the transactions contemplated by the calculations referred to in clauses (1) through (5) above with respect to the Persons or businesses that were the subject of such Asset Sales and Asset Acquisitions, assuming such Asset Sales or Asset Acquisitions occurred on the first day of the Reference Period.


   "Foreign Asset Disposition" means an Asset Disposition in respect of the Capital Stock or Property of a Restricted Subsidiary of Magma or an Eligible Joint Venture to the extent that the proceeds of such Asset Disposition are received by a Person subject in respect of such proceeds to the tax laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

   "GAAP" is defined to mean generally accepted accounting principles in the U.S. as in effect as of the date of the Indenture, applied on a basis consistent with the principles, methods, procedures and practices employed in the preparation of Magma's audited financial statements, including, without limitation, those

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set forth in the opinions and pronouncements of the Accounting Principles
Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

   "Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and, without limiting the generality of the foregoing, any Debt obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements (other than solely by reason of being a general partner of a partnership), or by agreement to keep-well, to purchase assets, goods, securities or services, or to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business or the grant of a Lien in connection with any Non-Recourse Debt. The term "Guarantee" used as a verb has a corresponding meaning.

   "Holder", "holder of Notes", "Noteholder" and other similar terms are defined to mean the registered holder of any Note.

   "Incur" is defined to mean with respect to any Debt, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Debt, provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount will be considered an Incurrence of Debt. The term "Incurrence" has a corresponding meaning.

   "Interest Rate Protection Agreement" is defined to mean, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement intended to protect such Person against fluctuations in interest rates to or under which such Person or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

   "Investment" in a Person is defined to mean any investment in, loan or advance to, Guarantee on behalf of, directly or indirectly, or other transfer of assets to such Person (other than sales of products and services in the ordinary course of business).

   "Investment Grade" is defined to mean with respect to the Notes, (i) in the case of S&P, a rating of at least BBB-, (ii) in the case of Moody's, a rating of at least Baa3, and (iii) in the case of a Rating Agency other than S&P or Moody's, the equivalent rating, or in each case, any successor, replacement or equivalent definition as promulgated by S&P, Moody's or other Rating Agency as the case may be.

   "Joint Venture" is defined to mean a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form.

   "Kiewit" is defined to mean and include Kiewit Energy Company and any other Subsidiary of Peter Kiewit Sons', Inc., Kiewit Construction Group Inc. or Kiewit Diversified Group, Inc.

   "Lien" is defined to mean, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property, but will not include any partnership, joint venture, shareholder, voting trust or other similar governance agreement with respect to Capital Stock in a Subsidiary or Joint Venture. For purposes of the Indenture, Magma will be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.


   "Magma Equity Holder" is defined to mean each Subsidiary of the Company who acquires shares of Capital Stock of Magma after the original issue date of the Notes and each MEO Purchaser.


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

   "Magma Equity Offering" is defined under "Redemption Upon Magma Equity Offering."


   "Magma Equity Offering Pledged Shares" is defined under "Limitation on Issuance of Capital Stock of Magma."

   "Magma Equity Offering Purchaser" is defined under "Limitation on Issuance of Capital Stock of Magma."


   "Magma Note Recourse Assets" is defined under "Summary--The
Offering--Ranking."


   "Magma Refinancing Debt" is defined to mean Debt issued in exchange for, or the proceeds of which are used to refinance (including to purchase), outstanding Notes or Debt of Magma Incurred pursuant to clauses (i), (iv), and (vii) of "Limitation on Debt" and Debt Incurred pursuant to the first paragraph under "Limitation on Debt" in an amount (or, if such new Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged or refinanced (plus accrued interest and all fees, premiums (in excess of the accreted value) and expenses related to such exchange or refinancing), for which purpose the amount so exchanged or refinanced will be deemed to equal the lesser of (x) the principal amount of the Debt so exchanged or refinanced and (y) if the Debt being exchanged or refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such exchange or refinancing, provided that (A) such Debt will be subordinated in right of payment to the Notes and the Secured Magma Note at least to the same extent, if any, as the Debt so exchanged or refinanced is subordinated to the Notes and the Secured Magma Note, (B) such Debt will be Non-Recourse if the Debt so exchanged or refinanced is Non-Recourse, (C) the Average Life of the new Debt will be equal to or greater than the Average Life of the Debt to be exchanged or refinanced and (D) the final Stated Maturity of the new Debt will not be sooner than the earlier of the final Stated Maturity of the Debt to be exchanged or refinanced or six months after the final Stated Maturity of the Notes, provided that if such new Debt refinances the Notes in part only, the final Stated Maturity of such new Debt must be at least six months after the final Stated Maturity of the Notes.


   "Net Cash Proceeds" from an Asset Disposition is defined to mean cash payments received (including any cash payments received by way of a payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received (including any cash received upon sale or disposition of any such note or receivable), excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property disposed of in such Asset Disposition or received in any form other than cash) therefrom, in each case, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses of any kind (including consent and waiver fees and any applicable premiums, earn-out or working interest payments or payments in lieu or in termination thereof) incurred, (ii) all federal, state, provincial, foreign and local taxes and other governmental charges required to be accrued as a liability under GAAP (a) as a consequence of such Asset Disposition, (b) as a result of the repayment of any Debt in any jurisdiction other than the jurisdiction where the Property disposed of was located or (c) as a result of any repatriation of any proceeds of such Asset Disposition,
(iii) a reasonable reserve for the after-tax cost of any indemnification payments (fixed and contingent) attributable to seller's indemnities to the purchaser undertaken by Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture in connection with such Asset Disposition (but excluding any payments that by the terms of the indemnities will not, under any circumstances, be made during the term of the Notes), (iv) all payments made on any Debt that is secured by such Property, in accordance with the terms of any Lien upon or with respect to such Property, or that must by its terms or by applicable law or in order to obtain a required consent or waiver be repaid out of the proceeds from or in connection with such Asset Disposition, and (v) all distributions and other payments made to holders of Capital Stock of Restricted Subsidiaries or Eligible Joint Ventures (other than Magma or its Restricted Subsidiaries) as a result of such Asset Disposition.

   "Net Income" of any Person for any period is defined to mean the net income (loss) of such Person for such period, determined in accordance with GAAP, except that extraordinary and non-recurring gains and losses as determined in accordance with GAAP will be excluded.

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

   "Net Worth" of any Person is defined to mean, as of any date, the aggregate of capital, surplus and retained earnings (including any cumulative currency translation adjustment) of such Person and its consolidated Subsidiaries as would be shown on a consolidated balance sheet of such Person and its consolidated Subsidiaries prepared as of such date in accordance with GAAP. When the "Person" referred to above is the Company or Magma, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries," in the case of Magma, and "Restricted Subsidiaries" as defined in the Indenture governing the 10 1/4 % Senior Discount Notes due 2004 of the Company, in the case of the Company.

   "Non-Recourse", as applied to any Debt or any sale-leaseback, is defined to mean any project financing that is or was Incurred with respect to the development, acquisition, design, engineering, procurement, construction, operation, ownership, servicing or management of one Permitted Facility (or two or more Permitted Facilities that are operated in the form of a single business and as one technological unit), provided that such financing is without recourse to Magma, any Restricted Subsidiary or any Eligible Joint Venture other than any Restricted Subsidiary or any Eligible Joint Venture that does not own any Property other than such Permitted Facility or a direct or indirect interest therein, provided further that such financing may be secured by a Lien on only (i) the Property that constitutes such Permitted Facility, (ii) the income from and proceeds of such Permitted Facility, (iii) the Capital Stock of the Restricted Subsidiary or Eligible Joint Venture that owns the Property that constitutes such Permitted Facility and (iv) the Capital Stock of the Restricted Subsidiary or Eligible Joint Venture obligated with respect to such financing and of any Subsidiary or Joint Venture (that is a Restricted Subsidiary or an Eligible Joint Venture) of such Person that owns a direct or indirect interest in the Permitted Facility, and provided further that an increase in the amount of Debt with respect to a Permitted Facility pursuant to the financing provided pursuant to the terms of this definition (except for the first refinancing of Construction Financing) may not be Incurred to fund or enable the funding of any dividend or other distribution in respect of Capital Stock. The fact that a portion of financing with respect to a Permitted Facility is not Non-Recourse will not prevent other portions of the financing with respect to such Permitted Facility from constituting Non-Recourse Debt if the foregoing requirements of this definition are fulfilled with respect to such other portions. Notwithstanding anything in this definition to the contrary, (i) Non-Recourse Debt in respect of any Permitted Facility that uses thermal energy drawn from a single localized geothermal reservoir may be cross-collateralized with the Property, income, proceeds and Capital Stock in respect of any other Permitted Facility that uses thermal energy drawn from the same localized geothermal reservoir, (ii) Acquired Debt of a Person that was Incurred with respect to, and that is jointly secured by, two or more Permitted Facilities (all of which need not use thermal energy drawn from the same localized geothermal reservoir) (and other Property related to such Permitted Facilities) will be deemed to be Non-Recourse if, upon such Person, becoming a Restricted Subsidiary or an Eligible Joint Venture, such Acquired Debt would fulfill the requirements of the first sentence of this definition if such Permitted Facilities constituted a single Permitted Facility and
(iii) for the purpose of the Indenture, (a) the Permitted Facilities that jointly secure a single Non-Recourse Debt pursuant to clause (i) of this sentence will be deemed to be a single Permitted Facility and (b) the Permitted Facilities that jointly secure a single Acquired Debt will be deemed to be a single Permitted Facility.

   "Officers' Certificate" is defined to mean a certificate signed by the Chairman of the Board of Directors, the President or any Vice President and by the Chief Financial Officer, the Treasurer, an Assistant Treasurer, the Controller, the Assistant Controller, the Secretary or any Assistant Secretary of the Company or Magma, as the case may be, and delivered to the Trustee. Each such certificate will comply with Section 314 of the Trust Indenture Act and include the statements provided for in the Indenture if and to the extent required thereby.

   "Opinion of Counsel" is defined to mean an opinion in writing signed by legal counsel who may be an employee of or counsel to the Company or Magma or who may be other counsel satisfactory to the Trustee. Each such opinion will comply with Section 314 of the Trust Indenture Act and include the statements provided for in the Indenture, if and to the extent required thereby.

   "Permitted Facility" is defined to mean (i) an electric power or thermal energy generation or cogeneration facility or related facilities (including residual waste management and facilities that use

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thermal energy from a cogeneration facility), and its or their related electric power transmission, fuel supply and fuel transportation facilities, together with its or their related power supply, thermal energy and fuel contracts and other facilities, services or goods that are ancillary, incidental, necessary or reasonably related to the marketing, development, construction, management, servicing, ownership or operation of the foregoing, owned by a utility or otherwise, as well as other contractual arrangements with customers, suppliers and contractors or (ii) any infrastructure facilities related to (A) the treatment of water for municipal and other uses, (B) the treatment and/or management of waste water, (C) the treatment, management and/or remediation of waste, pollution and/or potential pollutants and (D) any other process or environmental purpose.


   "Permitted Funding Company Loans" is defined to mean (a) Debt of a Restricted Subsidiary, all the Capital Stock of which is owned, directly or indirectly, by Magma and that (x) does not own any direct or indirect interest in a Permitted Facility and (y) is not directly or indirectly obligated on any Debt owed to any Person other than Magma, a Restricted Subsidiary or an Eligible Joint Venture (a "Funding Company"), owed to a Restricted Subsidiary or an Eligible Joint Venture that is not directly or indirectly obligated on any Debt owed to any Person other than Magma, a Restricted Subsidiary or an Eligible Joint Venture (except to the extent that it has pledged the Capital Stock of its Subsidiaries and Joint Ventures to secure Non-Recourse Debt) (a "Holding Company"), provided that such Debt (i) does not require that interest be paid in cash at any time sooner than six months after the final Stated Maturity of the Notes, (ii) does not require any payment of principal at any time sooner than six months after the final Stated Maturity of the Notes, (iii) is subordinated in right of payment to all other Debt of such Restricted Subsidiary other than Debt Incurred pursuant to clause (vii) of the covenant described under "Limitation on Subsidiary Debt," all of which will be pari passu, and (iv) is evidenced by a subordinated note in the form attached to the Indenture, and (b) Debt of a Holding Company to a Funding Company.


   "Permitted Investment" is defined to mean any Investment that is made directly or indirectly by Magma and its Restricted Subsidiaries in (i) a Restricted Subsidiary or Eligible Joint Venture (excluding for the purpose of this clause (i) any Construction Financing) that, directly or indirectly, is or will be engaged in the construction, development, acquisition, operation, servicing, ownership or management of a Permitted Facility or in any other Person as a result of which such other Person becomes such a Restricted Subsidiary or an Eligible Joint Venture, provided that at the time that any of the foregoing Investments is proposed to be made, no Event of Default or event that, after giving notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing, (ii) Construction Financing provided by Magma (A) to any of its Restricted Subsidiaries (other than an Eligible Joint Venture) up to 100% of the Construction Financing required by such Restricted Subsidiary and (B) to any Eligible Joint Venture a portion of the Construction Financing required by such Eligible Joint Venture that does not exceed the ratio of the Capital Stock in such Eligible Joint Venture that is owned directly or indirectly by Magma to the total amount of the Capital Stock in such Eligible Joint Venture that is owned directly and indirectly by Magma and Kiewit together (provided that Magma may provide such Construction Financing to such Eligible Joint Venture only if Kiewit provides the balance of such Construction Financing or otherwise causes it to be provided), if, in either case, (x) the aggregate proceeds of all the Construction Financing provided is not more than 85% of the sum of the aggregate proceeds of all the Construction Financing and the aggregate owners' equity investment in such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, (y) Magma receives a pledge or assignment of all the Capital Stock of such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, that is owned by non-governmental Person (other than Magma, its Subsidiaries or the Eligible Joint Ventures) that is permitted to be pledged for such purpose under applicable law and (z) neither Magma nor Kiewit reduces its beneficial ownership in such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, prior to the repayment in full of Magma's portion of the Construction Financing, (iii) any Cash Equivalents, (iv) prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits in the ordinary course of business consistent with past practice, (v) loans and advances to employees made in the ordinary course of business and consistent with past practice, (vi) Debt incurred pursuant to Currency Protection Agreements and Interest Rate Protection Agreements as otherwise permitted by the Indenture, (vii) bonds, notes, debentures or other debt securities and instruments received as a result of Asset Dispositions to the extent

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


permitted by the covenants described under "Limitation on Dispositions" above and "Limitation on Business and New Magma Project Developments" above, (viii) any Lien permitted under the provisions described under "Limitation on Liens" above and (ix) bank deposits and other Investments (to the extent they do not constitute Cash Equivalents) required by lenders in connection with any Non-Recourse Debt, provided that the President or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such bank deposits or Investments are required to effect such financings and are not materially more restrictive, taken as a whole, than comparable requirements in comparable financings in the applicable jurisdiction.

   "Permitted Joint Venture" is defined to mean a Joint Venture (i) that is or will be formed with respect to the construction, development, acquisition, servicing, ownership, operation or management of one or more Permitted Facilities and (ii) in which (A) Magma or (B) Magma and Kiewit, if Kiewit is so designated by the Board of Directors of the Company or Magma, together, directly or indirectly, own at least 70% of the Capital Stock therein (of which Magma must own at least half (in any event not less than 35% of the total outstanding Capital Stock)), provided that if applicable non-U.S. law restricts the amount of Capital Stock that Magma may own, Magma must own at least 70% of the amount of Capital Stock that it may own pursuant to such law, which in any event must be not less than 35% of the total outstanding Capital Stock therein and (iii) in respect of which Magma alone or in combination with Kiewit, if Kiewit is so designated by the Board of Directors of the Company or Magma, directly or indirectly, (a) controls, by voting power, board or management committee membership, or through the provisions of any applicable partnership, shareholder or other similar agreement or under an operating, maintenance or management agreement or otherwise, the management and operation of the Joint Venture or any Permitted Facilities of the Joint Venture or (b) otherwise has significant influence over the management or operation of the Joint Venture or any Permitted Facility of the Joint Venture in all material respects (significant influence includes, without limitation, the right to control or veto any material act or decision) in connection with such management or operation. Any Joint Venture that is a Permitted Joint Venture pursuant to this definition because of the ownership of Capital Stock therein by Kiewit will cease to be a Permitted Joint Venture if (x) Kiewit disposes of any securities issued by the Company and, as a result of such disposition, Kiewit becomes the beneficial owner (as such term is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of less than 25% of the outstanding shares of Voting Stock of the Company or (y) (I) as a result of any action other than a disposition of securities by Kiewit, Kiewit becomes the beneficial owner of less than 25% of the outstanding shares of Voting Stock of the Company and (II) thereafter Kiewit disposes of any securities issued by the Company as a result of which the beneficial ownership by Kiewit of the outstanding Voting Stock of the Company is further reduced, provided that thereafter such Joint Venture may become a Permitted Joint Venture if Kiewit becomes the beneficial owner of at least 25% of the outstanding shares of Voting Stock of the Company and the other conditions set forth in this definition are fulfilled.

   "Permitted Payments" is defined to mean, with respect to Magma, any of its Restricted Subsidiaries or any Eligible Joint Venture, (i) any dividend on shares of Capital Stock of Magma payable (or to the extent paid) solely in Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to purchase Capital Stock (other than Redeemable Stock) of Magma and any distribution of Capital Stock (other than Redeemable Capital Stock) of Magma in respect of the exercise of any right to convert or exchange any instrument (whether Debt or equity and including Redeemable Capital Stock) into Capital Stock (other than Redeemable Capital Stock) of Magma, (ii) the purchase or other acquisition or retirement for value of any shares of Magma's Capital Stock, or any option, warrant or other right to purchase shares of Magma's Capital Stock with additional shares of, or out of the proceeds of a substantially contemporaneous issuance of, Capital Stock other than Redeemable Stock, (iii) any defeasance, redemption, purchase or other acquisition for value of any Debt that by its terms ranks subordinate in right of payment to the Notes or the Secured Magma Note with the proceeds from the issuance of (x) Debt that is subordinate to the Notes or the Secured Magma Note at least to the extent and in the manner as the Debt to be defeased, redeemed, purchased or otherwise acquired is subordinate in right of payment to the Notes or the Secured Magma Note, provided that such subordinated Debt provides for no mandatory payments of principal by way of sinking fund, mandatory redemption or otherwise (including defeasance) by Magma (including, without limitation, at the option of the holder


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thereof other than an option given to a holder pursuant to a "change of control" or an "asset disposition" covenant that is no more favorable to the holders of such Debt than comparable covenants for the Debt being defeased, redeemed, purchased or acquired or, if none, the covenants described under "Limitation on Dispositions" and "Purchase of Notes Upon a Change of Control" above and such Debt is not in an amount (net of any original issue discount) greater than, any Stated Maturity of the Debt being replaced and the proceeds of such subordinated Debt are utilized for such purpose within 45 days of issuance or (y) Capital Stock (other than Redeemable Stock), (iv) Restricted Payments in an amount not to exceed $50 million in the aggregate provided that no payment may be made pursuant to this clause (iv) if an Event of Default, or an event that, after giving notice or lapse of time or both, would become an Event of Default, has occurred and is continuing, (v) any payment or Investment required by applicable law in order to conduct business operations in the ordinary course, (vi) a Permitted Investment, (vii) Investments in Unrestricted Subsidiaries and other Persons, other than the Company, that are not Restricted Subsidiaries or Eligible Joint Ventures in an amount not to exceed $50 million in the aggregate, provided that no payment or Investment may be made pursuant to this clause (vii) to a Subsidiary or Eligible Joint Venture of the Company unless such payment or Investment is used for the construction, development, acquisition, servicing, ownership, operation or management of one or more Permitted Facilities, and provided further that no payment or Investment may be made pursuant to this clause (vii) if an Event of Default, or an event that, after giving notice or lapse of time or both, would become an Event of Default, has occurred and is continuing and (viii) one or more dividends or other distributions to the Company of up to an aggregate amount of $50 million payable out of cash or Cash Equivalents held by Magma on the date of original issuance of the Notes and paid by Magma to the Company within one year after the date of original issuance of the Notes. Notwithstanding the foregoing, the amount of Investments that may be made pursuant to clauses (iv) or (vii), as the case may be, may be increased by the net reduction in Investments of the type made previously pursuant to clauses (iv) or (vii), as the case may be, that result from payments of interest on Debt, dividends, or repayment of loans or advances, the proceeds of the sale or disposition of the Investment or other return of the amount of the original Investment to Magma, its Restricted Subsidiaries or the Eligible Joint Venture that made the original Investment from the Person in which such Investment was made or any distribution or payment of such Investment to the extent that such distribution or payment constituted either a Restricted Payment or a Permitted Payment, provided that
(x) the aggregate amount of such payments will not exceed the amount of the original Investment by Magma, such Restricted Subsidiary or Eligible Joint Venture that reduced the amount available pursuant to clause (iv) or clause
(vii), as the case may be, for making Restricted Payments and (y) such payments may be added pursuant to this proviso only to the extent such payments are not included in the calculation of Adjusted Consolidated Net Income.


   "Permitted Working Capital Facilities" is defined to mean one or more loan or credit agreements providing for the extension of credit to Magma for Magma's working capital purposes, which credit agreements will be ranked pari passu with or subordinate to the Secured Magma Note in right of payment and may be secured or unsecured.

   "Person" is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

   "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) or preferred or preference stock of such Person that is outstanding or issued on or after the date of original issuance of the Notes.

   "Property" of any Person is defined to mean all types of real, personal, tangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person under GAAP.

   "Purchase Money Debt" means Debt representing, or Incurred to finance, the cost of acquiring any Property, provided that (i) any Lien securing such Debt does not extend to or cover any other Property other than the Property being acquired and (ii) such Debt is Incurred, and any Lien with respect thereto is granted, within 180 days of the acquisition of such Property.

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   "Rating Agencies" is defined to mean (i) S&P and (ii) Moody's or (iii) if
S&P or Moody's or both do not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P, Moody's or both, as the case may be.

   "Rating Category" is defined to mean (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories), (ii) with respect to Moody's, any of the following categories:
Ba, B, Caa, Ca, C and D (or equivalent successor categories) and (iii) the equivalent of any such category of S&P or Moody's used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P, 1, 2 and 3 for Moody's or the equivalent gradations for another Rating Agency) will be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

   "Rating Decline" is defined to mean the occurrence of the following on, or within 90 days after, the earlier of (i) the occurrence of a Change of Control and (ii) the date of public notice of the occurrence of a Change of Control or of the public notice of the intention of the Company to effect a Change of Control (the "Rating Date") which period will be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrading by any of the Rating Agencies: (a) in the event that the Notes are rated by either Rating Agency on the Rating Date as Investment Grade, the rating of the Notes by both such Rating Agencies will be reduced below Investment Grade, or (b) in the event the Notes are rated below Investment Grade by both such Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency will be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

   "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes or the Secured Magma Note, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or the Secured Magma Note or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Debt having a scheduled maturity prior to the Stated Maturity of the Notes or the Secured Magma Note, provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require the Company to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or a "change of control" occurring prior to the Stated Maturity of the Notes or the Secured Magma Note will not constitute Redeemable Stock if the "asset sale" or "change of control" provision applicable to such Capital Stock is no more favorable to the holders of such Capital Stock than the provisions contained in the covenants described under "Limitation on Dispositions" and "Purchase of Notes Upon a Change of Control" above and such Capital Stock specifically provides that the Company will not purchase or redeem any such Capital Stock pursuant to such covenants prior to the Company's purchase of Notes required to be purchased by the Company under the covenants described under "Limitation on Dispositions" and "Purchase of Notes Upon a Change of Control" above.

   "Reference Period" is defined to mean the four most recently completed fiscal quarters for which financial information is available preceding the date of a transaction giving rise to the need to make a financial calculation.

   "Restricted Payment" is defined to mean (i) any dividend or other distribution on any shares of Magma's Capital Stock, provided that a dividend or other distribution consisting of the Capital Stock of an Unrestricted Subsidiary will not constitute a Restricted Payment except to the extent of the portion thereof that is equal to the portion of the total Investment in such Unrestricted Subsidiary that is represented by the Investment that was made pursuant to clause (vii) of the definition of "Permitted Payment," (ii) any payment on account of the purchase, redemption, retirement or acquisition for value of Magma's Capital Stock, (iii) any defeasance, redemption, purchase or other acquisition or retirement for value prior to the scheduled maturity of any Debt ranked subordinate in right of payment to the Notes other than repayment of Debt of Magma to a Restricted Subsidiary or an Eligible Joint Venture, (iv) any Investment made in a Person (other than Magma or any Restricted Subsidiary or any Eligible Joint

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Venture) and (v) designating a Restricted Subsidiary as an Unrestricted
Subsidiary (the Restricted Payment made upon such a designation to be determined as the fair market value of the Capital Stock of such Restricted Subsidiary owned directly or indirectly by Magma at the time of the designation, but in no event less than the amount of the Investment made in such Restricted Subsidiary directly or indirectly by Magma). Notwithstanding the foregoing, "Restricted Payment" will not include (i) any Permitted Payment, except that any payment made pursuant to clauses (iv) and (v) of the definition of "Permitted Payment" will be counted in the calculation set forth in clause (c) of the covenant described under "Limitation on Restricted Payments" and (ii) payments to the Company pursuant to the Secured Magma Note.

   "Restricted Payment Recourse Amount" is defined under "Certain
Covenants--Limitation on Restricted Payments."

   "Restricted Subsidiary" is defined to mean any Subsidiary of Magma that is not an Unrestricted Subsidiary.

   "Senior Debt" is defined to mean the principal of and interest on all Debt of the Company or Magma, as the case may be, whether created, Incurred or assumed before, on or after the date of original issuance of the Notes (other than the Notes), provided that Senior Debt will not include (i) Debt that, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, was without recourse to the Company or Magma, as the case may be, (ii) Debt of the Company or Magma, as the case may be, to any Affiliate and (iii) any Debt of the Company or Magma, as the case may be, that, by the terms of the instrument creating or evidencing the same, is specifically designated as being junior in right of payment to the Notes or the Secured Magma Note or any other Debt of the Company or Magma, as the case may be.

   "Significant Subsidiary" is defined to mean a Restricted Subsidiary that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

   "Stated Maturity" is defined to mean, with respect to any debt security or any installment of interest thereon, the date specified in such debt security as the fixed date on which any principal of such debt security or any such installment of interest is due and payable.

   "Subsidiary" is defined to mean, with respect to any Person including, without limitation, Magma and its Subsidiaries, (i) any corporation or other entity of which such Person owns, directly or indirectly, a majority of the Capital Stock or other ownership interests and has ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, and (ii) with respect to Magma and, as appropriate, its Subsidiaries, any Permitted Joint Venture, provided that in respect of any Subsidiary that is not a Permitted Joint Venture, Magma must exercise control over such Subsidiary and its Property to the same extent as a Permitted Joint Venture.

   "Subsidiary Refinancing Debt" is defined to mean Debt issued in exchange for, or the proceeds of which are used to refinance (including to purchase), outstanding Debt of a Restricted Subsidiary or an Eligible Joint Venture, including, without limitation, Construction Financing, in an amount (or, if such new Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged or refinanced (plus accrued interest or dividends and all fees, premiums (in excess of accreted value) and expenses related to such exchange or refinancing), for which purpose the amount so exchanged or refinanced will not exceed, in the case of Debt, to the lesser of (x) the principal amount of the Debt so exchanged or refinanced and (y) if the Debt being exchanged or refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such exchange or refinancing, and, in the case of an equity investment made in lieu or as part of Construction Financing, Debt, in an amount not to exceed the capital and surplus shown on the balance sheet of such Restricted Subsidiary or Eligible Joint Venture, provided that (A) such Debt will be Non-Recourse if the Debt so exchanged or refinanced is Non-Recourse and (B) the Average Life of the new Debt will be equal to or greater than the Average Life of the Debt to be exchanged or refinanced, provided further that upon the first refinancing of any Construction Financing of a Restricted Subsidiary or an Eligible Joint Venture,

(i) the amount of the Subsidiary Refinancing Debt issued in exchange for or to refinance such Construction Financing will not be limited by this provision and (ii) the Subsidiary Refinancing Debt issued in exchange for or to refinance such Construction Financing will not be subject to the provisions of the foregoing clause (B) of this provision.

   "Trade Payables" is defined to mean, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors Incurred, created, assumed or Guaranteed by such Person or any of its Subsidiaries or Joint Ventures arising in the ordinary course of business.


   "Unrestricted Subsidiary" is defined to mean any Subsidiary of Magma that becomes an Unrestricted Subsidiary in accordance with the requirements set forth in the next sentence. Magma may designate any Restricted Subsidiary as an Unrestricted Subsidiary if (a) such designation is in compliance with the first paragraph of the covenant described under "Limitation on Restricted Payments" above and (b) after giving effect to such designation, such Subsidiary does not own, directly or indirectly, a majority of the Capital Stock or the Voting Stock of any other Restricted Subsidiary unless such other Restricted Subsidiary is designated as an Unrestricted Subsidiary at the same time. Any such designation will be effected by filing with the Trustee an Officers' Certificate certifying that such designation complies with the requirements of the immediately preceding sentence. No Debt or other obligation of an Unrestricted Subsidiary may be with recourse to Magma, any of its Restricted Subsidiaries, any Eligible Joint Venture or any of their respective Property. An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if, (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the provision described under "Limitation on Subsidiary Debt" above and (ii) any portion of such Debt could not be Incurred under such provision, could be Incurred by Magma under the provision described in the first paragraph under "Limitation on Debt" above.


   "U.S. Government Obligations" is defined to mean securities that are (i) direct obligations of the U.S. for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the U.S., the payment of which is unconditionally guaranteed as a full faith and credit obligation by the U.S., that, in either case are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

   "Voting Stock" is defined to mean, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors (or persons fulfilling similar responsibilities) of such Person.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in the
Underwriting Agreement, dated      , 1995 (the "Underwriting Agreement"), CS
First Boston Corporation (the "Underwriter") has agreed to purchase from CECI all of the Notes.

   The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all the Notes, if any are purchased.

   The Company has been advised by the Underwriter that it proposes to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession of   % of the principal amount per Note, and the Underwriter and
such dealers may allow a discount of   % of such principal amount per Note on
sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriter.

   The Notes are a new issue of securities with no established trading market. The Company plans to apply to list the Notes on the NYSE. There can be no assurance, however, that the Notes will be approved for listing or that an active trading market for the Notes will develop or be sustained.


   Credit Suisse, an affiliate of the Underwriter, has provided certain credit facilities and commercial banking services to the Company from time to time and was the agent bank in connection with certain borrowings by the Company incurred in connection with the tender offer for Magma common stock and is agent bank under the Merger Facilities. As of March 31, 1995, $500 million was outstanding under the Merger Facilities. See "The Magma Acquisition." Credit Suisse has agreed to reimburse the Company for some or all of its costs, fees, expenses and discounts and commissions related to the Offering. The amount of such reimbursement will be based on a number of factors, including market conditions.

   The Company intends to use more than 10% of the proceeds from the sale of the Notes to repay indebtedness owed by it to Credit Suisse. Accordingly, the Offering is being made in compliance with the requirements of Section 44(c)(8) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. This rule provides generally that if more than 10% of the net proceeds from the sale of debt securities, not including underwriting compensation, is paid to the underwriters of such debt securities or their affiliates, the yield on the securities may not be lower than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Lehman Brothers Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the Offering and conducting due diligence. The yield on the Notes, when sold to the public at the public offering price set forth on the cover page of the Prospectus, is no lower than that recommended by Lehman Brothers Inc.

   The Underwriter and Lehman Brothers Inc. are advising the Company and acting as initial purchasers in connection with the Funding Corporation Offering.


   The Underwriter acted as one of the underwriters in connection with the Common Stock Offering for which it received customary underwriting fees and commissions.


   The closing of the Offering is conditioned upon the repayment in full of the Merger Facilities.


   The Company has agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriter may be required to make in respect thereof.

                                LEGAL MATTERS


   Certain legal matters with respect to the issuance and sale of the Notes offered hereby will be passed upon for the Company by Steven A. McArthur, Esq., Senior Vice President and General Counsel of the Company, and Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York, will pass on certain legal matters for the Underwriter in connection with the Offering.


                                   EXPERTS

   The financial statements and the related financial statement schedules of the Company and its subsidiaries incorporated in this Prospectus by reference to the Company's 1994 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's adoption effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes") which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


   With respect to the Company's and Magma's unaudited interim financial information for the period ended March 31, 1995, incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 and included in the Company's Current Report on Form 8-K dated May 16, 1995 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of a registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.


   The consolidated balance sheets of Magma and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994 and the Statement of Net Assets Acquired as of March 31, 1993 and the Historical Summaries of Gross Revenues and Direct Operating Expenses for each of the three years in the period ended December 31, 1992 of the Imperial Valley Geothermal Interests, incorporated by reference in this Prospectus have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

        INDEX TO PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL DATA

                                                                                        PAGE
                                                                                     --------
Pro Forma Condensed Combined Unaudited Statements of Earnings of the Company and
 Magma for the Year Ended December 31, 1994 ........................................ P-3
Pro Forma Condensed Combined Unaudited Statements of Earnings of the Company and
 Magma for the Three Months Ended March 31, 1995 ................................... P-4
Notes to Pro Forma Condensed Combined Unaudited Financial Data of the Company and
 Magma ............................................................................. P-5

             PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL DATA

   The following Pro Forma Condensed Combined Unaudited Statements of Earnings for the year ended December 31, 1994 and the three months ended March 31, 1995 combine the historical consolidated statements of income as if the Magma Acquisition had been effected at the beginning of each of the periods presented. The Magma Acquisition is recorded under the purchase method of accounting, after giving effect to the pro forma adjustments and assumptions described in the accompanying notes. Under this method of accounting, which is in accordance with generally accepted accounting principles, assets and liabilities of Magma are adjusted to the estimated fair value and combined with the recorded values of the assets and liabilities of the Company. This Pro Forma Condensed Combined Unaudited Financial Data should be read in conjunction with the financial data appearing in, and are qualified in their entirety by, the consolidated financial statements, including the notes thereto, of the Company and Magma, included in the documents incorporated by reference herein.

   The Company has completed its preliminary assessment of the fair values of Magma's assets and liabilities, which are reflected in the accompanying Pro Forma Condensed Combined Unaudited Financial Data. The Company expects to finalize its fair value assessment in 1995. Accordingly, the final pro forma combined amounts may differ from those set forth herein.

   The Pro Forma Condensed Combined Unaudited Financial Data are intended for information purposes only and are not intended to present the results that would have actually occurred if the acquisition had been in effect on the assumed dates and for the assumed periods, and are not necessarily indicative of the results that may be obtained in the future.

         PRO FORMA CONDENSED COMBINED UNAUDITED STATEMENTS OF EARNINGS
                            THE COMPANY AND MAGMA
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                    (In thousands, except per share data)

                                                                   PRO FORMA
                                             THE                   ADJUSTMENT    PRO FORMA
                                           COMPANY      MAGMA        (5 C)       COMBINED
                                         ----------  ----------  ------------  -----------
REVENUES
Sales of electricity and steam ......... $154,562    $158,374    $     --      $312,936
Royalties ..............................       --      21,067          --        21,067
Interest and other income ..............   31,292       5,466      (8,460)       28,298
Management services ....................       --       5,975          --         5,975
                                         ----------  ----------  ------------  -----------
  Total revenue ........................  185,854     190,882      (8,460)      368,276
                                         ----------  ----------  ------------  -----------
COSTS AND EXPENSES
Plant operations .......................   33,015      42,358          --        75,373
General and administrative .............   13,012      13,942          --        26,954
Royalties ..............................    9,888       9,764          --        19,652
Depreciation and amortization ..........   21,197      23,985      14,934        60,116
Other non-plant costs ..................       --      29,983           _        29,983
Interest expense .......................   62,837      13,177      47,848       123,862
Less interest capitalized ..............   (9,931)       (708)     (8,869)      (19,508)
                                         ----------  ----------  ------------  -----------
  Total costs and expenses .............  130,018     132,501      53,913       316,432
                                         ----------  ----------  ------------  -----------
Income before income taxes .............   55,836      58,381     (62,373)       51,844
Provision for income taxes .............   17,002      19,832     (21,718)       15,116
                                         ----------  ----------  ------------  -----------
Income from continuing operations  .....   38,834      38,549     (40,655)       36,728
Preferred dividends ....................    5,010          --          --         5,010
                                         ----------  ----------  ------------  -----------
Income available to common stockholders  $ 33,824    $ 38,549    $(40,655)     $ 31,718
                                         ==========  ==========  ============  ===========
INCOME PER COMMON AND COMMON EQUIVALENT
 SHARE
Assuming no dilution ...................    $0.95                                  $0.59
                                         ==========                            ===========
Weighted average common shares
 outstanding ...........................   35,721                                53,891
                                         ==========                            ===========

The accompanying notes to the Pro Forma Condensed Combined Unaudited
        Financial Data are an integral part of these statements.

         PRO FORMA CONDENSED COMBINED UNAUDITED STATEMENTS OF EARNINGS
                            THE COMPANY AND MAGMA
                  FOR THE THREE MONTHS ENDED MARCH 31, 1995
                    (In thousands, except per share data)

                                                                 PRO FORMA
                                             THE                 ADJUSTMENT    PRO FORMA
                                           COMPANY     MAGMA       (5 C)       COMBINED
                                         ---------  ---------  ------------  -----------
REVENUES
Sales of electricity and steam ......... $40,928    $35,362    $     --      $76,290
Royalties ..............................      --      4,397          --        4,397
Interest and other income ..............   6,820      3,218      (2,115)       7,923
Management services ....................      --         --          --           --
                                         ---------  ---------  ------------  -----------
  Total revenue ........................  47,748     42,977      (2,115)      88,610
                                         ---------  ---------  ------------  -----------
COSTS AND EXPENSES
Plant operations .......................   9,151     10,535          --       19,686
General and administrative .............   4,423      2,338          --        6,761
Royalties ..............................   2,821      1,593          --        4,414
Depreciation and amortization ..........   5,849      6,159       3,733       15,741
Other non-plant costs ..................      --         --          --           --
Interest expense .......................  17,414      3,481      11,962       32,857
Less interest capitalized ..............  (1,464)      (675)     (2,217)      (4,356)
                                         ---------  ---------  ------------  -----------
  Total costs and expenses .............  38,194     23,431      13,478       75,103
                                         ---------  ---------  ------------  -----------
Income before income taxes .............   9,554     19,546     (15,593)      13,507
Provision for income taxes .............   3,057      6,255      (5,430)       3,882
                                         ---------  ---------  ------------  -----------
Income from continuing operations  .....   6,497     13,291     (10,163)       9,625
Preferred dividends ....................   1,080         --          --        1,080
                                         ---------  ---------  ------------  -----------
Income available to common stockholders  $ 5,417    $13,291    $(10,163)     $ 8,545
                                         =========  =========  ============  ===========
INCOME PER COMMON AND COMMON EQUIVALENT
 SHARE
Assuming no dilution ...................   $0.13                               $0.16
                                         =========                           ===========
Weighted average common shares
 outstanding ...........................  41,341                              52,549
                                         =========                           ===========

The accompanying notes to the Pro Forma Condensed Combined Unaudited
      Financial Data are an integral part of these statements.

        NOTES TO PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL DATA
                            THE COMPANY AND MAGMA
                            (Tables in thousands)

   The Magma Acquisition has been accounted for as a purchase. The resulting adjustments are based on the historical consolidated financial statements of the Company and Magma, the fair market value of the assets of Magma at or near the effective time of the Merger and the proceeds from the sale of the Company's Common Stock and funds borrowed which were used to finance the acquisition of Magma.

   The Pro Forma Condensed Combined Unaudited Financial Data are based on the following assumptions:

   1. The Magma Acquisition occurred at the beginning of the periods presented for statements of earnings purposes.


   2. The sale of 18,170,000 shares of Common Stock to fund a significant portion of the purchase price for Magma (the "Common Stock Offering"). Such shares include 16,670,000 shares that were sold in a public offering at a price sufficient to provide net proceeds (after discounts and commissions but before expenses) of approximately $16.49 per share to the Company. The remaining 1,500,000 shares were sold in a direct sale to Peter Kiewit Sons, Inc. at a price sufficient to provide net proceeds (after discounts and commissions but before expenses) of $17.00 per share to the Company.

   3. 12,400,000 shares of Magma Common Stock outstanding as of January 10, 1995 were purchased for cash in an amount of $483,600,000 and 11,549,000 shares of Magma Common Stock outstanding on February 24, 1995 were purchased for cash in an amount of $444,372,000.


   4. Outstanding Magma options were retired for approximately $7,187,000 in cash.

   5. The pro forma adjustments to reflect the effect of the transaction are as follows:

       A. The adjustments which have been made to the net assets of Magma and the Company to give effect to the Magma Acquisition follow:

Cash consideration plus direct costs incurred in
 consummating the Magma Acquisition ...............             $ 937,870
Cost of retiring outstanding Magma options  .......                 7,187
Cost of 200,000 Magma shares owned by the Company
 prior to the Merger ..............................                 5,552
Net assets of Magma ............................... $389,816
Adjustment to eliminate goodwill of Magma  ........   (9,180)    (380,636)
                                                    ----------  -----------
Excess of purchase price over carrying value of
 net assets acquired ..............................               569,973
Allocated to:
 Property and plant ...............................              (456,492)
 Property and plant--other ........................                10,799
 Investments and other assets .....................                 9,160
 Other accrued liabilities ........................                 7,303
 Deferred income taxes on allocated costs  ........               169,545
                                                                -----------
Goodwill ..........................................             $ 310,288
                                                                ===========

        NOTES TO PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL DATA
                      THE COMPANY AND MAGMA--(CONTINUED)

        B. The cash which the Company paid in order to effect the Magma Acquisition has been provided for in the pro forma adjustments as follows:

Reduce cash on hand ..................... $169,209
Proceeds from the Common Stock Offering    298,630
Increase long-term debt .................  500,000
                                          ----------
Total sources of cash ................... $967,839
                                          ==========
Payments to Magma common stockholders  .. $927,972
Payments to Magma stock option holders  .    7,187
Other direct acquisition costs ..........    9,898
Financing costs .........................   22,782
                                          ----------
Total uses of cash ...................... $967,839
                                          ==========

       C. The pro forma adjustments to the Pro Forma Condensed Combined Unaudited Statements of Earnings are as follows:

       i. Record amortization of the excess of purchase price over net assets acquired over a 40-year period, eliminate the amortization of goodwill from the historical operating results of Magma, provide depreciation expense on costs allocated to property and plant and capitalize interest on costs allocated to plants under development and construction. The Company's policy is to provide depreciation and amortization expense beginning upon the commencement of energy production over the estimated remaining useful life of plant and equipment or the contract period for costs applicable to power sales and development contracts. Costs of $98.5 million have been allocated to power sales and development contracts and plant for which energy production is not expected to commence until 1996 or later. Accordingly, revenues, period operating costs and amortization of future costs to be incurred in the completion of such facilities together with amortization of this allocation of acquisition costs are not included in the pro forma combined statements of earnings.

       ii. Increase interest expense relating to amortization of deferred financing costs over ten years and cash used to finance the Magma Acquisition, utilizing a 9% annual interest rate assumption applied to additional borrowings and a 5% annual interest rate assumption applicable to the reduction of cash on hand.

       iii. Change income tax expense as a result of pro forma adjustments which affect taxable income.

   The pro forma income per common and common share equivalent has been determined on the basis of weighted average shares which have been adjusted to include the number of shares of Common Stock sold pursuant to the Common Stock Offering.


   6. The pro forma condensed combined unaudited financial data presented do not reflect the effects of the Offering or the expected consummation of a concurrent offering (the "Funding Corporation Offering") by Salton Sea Funding Corporation (the "Funding Corporation"), a special-purpose corporation and a wholly owned subsidiary of Magma, of certain debt securities amounting to $475 million. $253 million of the net proceeds from the Funding Corporation Offering will be used to repay the funds borrowed from CECI in connection with the Magma Acquisition, and simultaneously therewith CECI will repay the Merger Facilities. Approximately $102 million of the net proceeds from the Funding Corporation Offering will be used to repay existing Salton Sea Project debt and the remaining approximately $75 million of the net proceeds will be utilized to finance the Salton Sea Expansion Project.

   On a pro forma basis, after giving effect to the consummation of the Offering and the Funding Corporation Offering, income available to common shareholders for the year ended December 31, 1994 and the three months ended March 31, 1995 would have been $30,720 thousand and $8,572 thousand, respectively. Income per common and common equivalent share for the year ended December 31, 1994 and the three months ended March 31, 1995 would have been $0.57 and $0.16, respectively.

   NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                TABLE OF CONTENTS

                                              PAGE
                                           --------
Available Information ....................  3
Incorporation of Documents by Reference  .  4
Prospectus Summary .......................  5
Risk Factors ............................. 14
The Collateral ........................... 18
Use of Proceeds .......................... 19
The Funding Corporation Offering  ........ 20
Capitalization ........................... 21
The Magma Acquisition .................... 22
Business ................................. 23
Description of the Notes ................. 46
Underwriting ............................. 80
Legal Matters ............................ 81
Experts .................................. 81
Index to Pro Forma Condensed Combined
 Unaudited Financial Data ................ P-1

                                  [LOGO]

                       California Energy Company, Inc.

                                 $200,000,000
                               % Limited Recourse
                             Senior Secured Notes
                                   Due 2003

                                  PROSPECTUS


                [LOGO]          CS FIRST BOSTON

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered which will be paid solely by the Company. All the amounts shown are estimates, except the Commission registration fee and the NASD filing fee:

Commission Registration Fee  .......    $68,966
NASD Fees ..........................     20,500
NYSE Listing Fee ...................       *
Trustee Fees .......................       *
Rating Agency Fees .................       *
Printing and Engraving Expenses  ...       *
Legal Fees and Expenses ............       *
Accounting Fees and Expenses  ......       *
Blue Sky Fees and Expenses .........       *
Miscellaneous Expenses .............       *
                                     -----------
  Total ............................    $  *
                                     ===========

   * To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants each corporation organized thereunder, such as the Company, the power to indemnify its directors and officers against liabilities for certain of their acts. Article EIGHTH of the Company's Restated Certificate of Incorporation and Article V of the Company's By-Laws provide for indemnification of directors and officers of the Company to the fullest extent permitted by the DGCL. Article V of the Company's By-Laws further provides that the Company may enter into contracts providing indemnification to the full extent authorized or permitted by the DGCL and that the Company may create a trust fund, grant a security interest and/or use other means to ensure the payment of such amounts as may become necessary to effect indemnification pursuant to such contracts or otherwise.

   Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Company, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. Article EIGHTH of the Company's Restated Certificate of Incorporation eliminates the personal liability of directors to the full extent permitted by the DGCL.

   The foregoing statements are subject to the detailed provisions of Sections 145 and 102(b)(7) of the DGCL, Article EIGHTH of the Company's Restated Certificate of Incorporation and Article V of Company's By-Laws.

 ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   A. Exhibits

  EXHIBIT NO.    DESCRIPTION OF EXHIBIT
- ---------------  ------------------------------------------------------------------------------------------
  *1.1           Form of Underwriting Agreement between the Registrant and CS First Boston.

 **2.1           Agreement and Plan of Merger, dated as of December 5, 1994, among California Energy Company,
                 Inc., CE Acquisition Company, Inc., and Magma Power Company (incorporated by reference to Exhibit
                 2.1 of the Registrant's Registration Statement on Form S-4 filed with the Commission on December
                 23, 1994, File No. 33-57053).

  *4.1           Form of Indenture between The Bank of New York, as Trustee and California Energy Company, Inc.

  *4.2           Form of Note (included in 4.1).

  *5.1           Opinion of Willkie Farr & Gallagher regarding the legality of the Notes offered hereby.

**12.1           Statement re: Computation of Consolidated Ratio of Earnings to Fixed Charges--The Company.

  12.2           Statement re: Computation of Consolidated Ratio of Earnings to Fixed Charges-- Magma.

  15.1           Awareness Letter for Review Reports of Deloitte & Touche LLP.

  23.1           Consent of Deloitte & Touche LLP.

  23.2           Consent of Coopers & Lybrand L.L.P.

  23.3           Consent of Stone & Webster Engineering Corporation.
                 Consent of Willkie Farr & Gallagher (set forth in their opinion filed as Exhibit 5.1 to this

 *23.4           Registration Statement).

**24.1           Power of Attorney.

 *25.1           Statement of Eligibility on Form T-1.

    * To be filed by amendment.

   ** Previously filed.


ITEM 17. UNDERTAKINGS.

   (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) The undersigned Registrant hereby undertakes that:

       (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

       (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on June 23, 1995.

                                CALIFORNIA ENERGY COMPANY, INC.

                                By: /s/ David L. Sokol
                                ------------------------
                                David L. Sokol
                                Chairman of the Board of Directors and
                                Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                          TITLE                         DATE
- -----------------------  ----------------------------------------  ---------------

   /s/ David L. Sokol    Chairman of the Board of Directors and    June 23, 1995
- ------------------------ Chief Executive Officer (Principal
       David L. Sokol    Executive Officer)

   /s/ John G. Sylvia    Senior Vice President, Chief Financial    June 23, 1995
- ------------------------ Officer and Treasurer (Principal
       John G. Sylvia    Financial Officer)

      /s/ Greg Abel      Vice President, Controller and Chief      June 23, 1995
- ------------------------ Accounting Officer
          Greg Abel

            *            Director                                  June 23, 1995
- ------------------------
    Edgar D. Aronson

            *            Director                                  June 23, 1995
- ------------------------
     Judith E. Ayers

                         Director
- ------------------------
     James Q. Crowe


        SIGNATURE                          TITLE                         DATE
- -----------------------  ----------------------------------------  ---------------

            *                             Director                 June 23, 1995
- ------------------------
  Richard K. Davidson

            *                             Director                 June 23, 1995
- ------------------------
       Ben M. Holt

            *                             Director                 June 23, 1995
- ------------------------
    Richard R. Jaros

            *                             Director                 June 23, 1995
- ------------------------
    Walter Scott, Jr.


- ------------------------                  Director
  Bernard W. Reznicek

            *                             Director                 June 23, 1995
- ------------------------
     John R. Shiner

            *                             Director                 June 23, 1995
- ------------------------
      David E. Wit

* The undersigned by signing his name hereto does hereby execute this Registration Statement pursuant to the power of attorney filed as an exhibit to this Registration Statement.


                                * By: /s/ Steven A. McArthur
                                ----------------------------------------
                                          Steven A. McArthur
                                          Attorney-in-fact

                                EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION                                                                  PAGE
- -----------  ------------------------------------------------------------------------  --------
  *1.1       Form of Underwriting Agreement between the Registrant and CS First Boston.

 **2.1       Agreement and Plan of Merger, dated as of December 5, 1994, among
             California Energy Company, Inc., CE Acquisition Company, Inc., and Magma
             Power Company (incorporated by reference to Exhibit 2.1 of the
             Registrant's Registration Statement on Form S-4 filed with the
             Commission on December 23, 1994, File No. 33-57053).

  *4.1       Form of Indenture between The Bank of New York, as Trustee and
             California Energy Company, Inc.

  *4.2       Form of Note (included in 4.1).

  *5.1       Opinion of Willkie Farr & Gallagher regarding the legality of the Notes offered hereby.

**12.1       Statement re: Computation of Consolidated Ratio of Earnings to Fixed
             Charges -- The Company.

  12.2       Statement re: Computation of Consolidated Ratio of Earnings to Fixed
             Charges -- Magma.

  15.1       Awareness Letter for Review Reports of Deloitte & Touche LLP.

  23.1       Consent of Deloitte & Touche LLP.

  23.2       Consent of Coopers & Lybrand L.L.P.

  23.3       Consent of Stone & Webster Engineering Corporation.

 *23.4       Consent of Willkie Farr & Gallagher (set forth in their opinion filed as
             Exhibit 5.1 to this Registration Statement).

**24.1       Power of Attorney.

 *25.1       Statement of Eligibility of Trustee on Form T-1.

    * To be filed by amendment.

   ** Previously filed.